SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
FORM N-6

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	[X]
Pre-Effective Amendment No. _____	[ ]
Post-Effective Amendment No. 3	[X]

AMENDMENT TO REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	[X]

(Check appropriate box or boxes.)

Security Life Separate Account L1
(Exact Name of Registrant)

Security Life of Denver Insurance Company
(Name of Depositor)

1290 Broadway
Denver, Colorado 80203-5699
(Address of Depositor's Principal Executive Offices) (Zip Code)

(800) 525-9852
(Depositor's Telephone Number, including Area Code)

J. Neil McMurdie, Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, TS31, Hartford, CT 06l56
(Name and Address of Agent for Service)

Jeffery R. Berry, Chief Counsel
ING Americas (U.S. Legal Services)
151 Farmington Avenue, Hartford, Connecticut 06156

It is proposed that this filing will become effective (check appropriate box):

[ ]	immediately upon filing pursuant to paragraph (b) of Rule 485
[X]	on April 28, 2006, pursuant to paragraph (b) of Rule 485
[ ]	60 days after filing pursuant to paragraph (a)(1)
[ ]	on _____, pursuant to paragraph (a)(1) of Rule 485.

If appropriate, check the following box:

[ ]	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

PART A
INFORMATION REQUIRED IN A PROSPECTUS

ING CORPORATE ADVANTAGE VUL
A FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY
issued by
Security Life of Denver Insurance Company and its Security Life Separate Account L1

The Policy
- Is issued by Security Life of Denver Company.
- Is returnable by you during the free look period if you are not satisfied.

Premium Payments
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

The Policy Value
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges, including possible surrender charges.

Death Benefit Proceeds
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  - > Option 1 - the base death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A; or
  - > Option 2 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) you policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  - > Option 3 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding policy loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Sales Compensation
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policies,* page 60**, for further information about the amount of compensation we may pay.

Fund Managers

Funds managed by the following investment managers are available through the policy:
- Alliance Capital Management, L.P.
- BAMCO, Inc.
- Baring International Investment Limited
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Evergreen Investment Management Company, LLC
- Fidelity Management & Research Company
- ING Clarion Real Estate Securities L.P.
- ING Investments, LLC
- ING Investment Management Co.
- J.P. Morgan Investment Management, Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Funds Management, Inc.
- Lord, Abbett & Co. LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Mercury Advisors
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman, LLC
- Neuberger Berman Management, Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the ING Corporate Advantage variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

The date of this prospectus is April 28, 2006.

TABLE OF CONTENTS

TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

State Variations - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

You may contact us about the policy at our: **Customer Service Center**
P.O. Box 724927
Atlanta, GA 30119
1-866-790-1988

POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus which should be read carefully before you purchase the policy.

The Policy's Features and Benefits

Temporary Insurance See *Temporary Insurance*, **page 23.**	• If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied. • The maximum amount of temporary insurance is $4.5 million per insured person, which includes other in-force coverage you have with us. • Temporary insurance may not be available in all states.

Free Look Period
 	
See *Free Look Period*, **page 22.**
	• During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.
	• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.
	• Generally, there are two types of free look refunds:
	  > Some states require a return of all premium we have received; and
	  > Other states require that we return your policy value plus a refund of all fees and charges deducted.
	• The length of the free look period and the free look refund that applies in your state will be stated in your policy.
	• During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the subaccounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends.

Premium Payments See *Premium Payments*, **page 21.**	• You choose when to pay and how much to pay. • You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse. • You cannot pay additional premiums after age 100. • We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. • We deduct a premium expense charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions.
Investment Options See *The Investment Options,* **page 15.**	• You may allocate your net premiums to the subaccounts of the Security Life Separate Account L1 (the "variable account") and to our fixed account. • The variable account is one of our separate accounts and consists of subaccounts which invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund. • Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value. • The fixed account is part of our general account which consists of all of our assets other than those in our separate accounts (including the variable account). • We credit interest of at least 3.00% per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount.

Death Benefits
 	
See *Death Benefits*, **page 29.**
	• Death benefits are paid if your policy is in force when the insured person dies.
	• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.
	• There are three death benefit options available under your policy:
	  > Option 1 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
	  > Option 2 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus your policy value, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
	  > Option 3 - the total death benefit is the greater of (1) the amount of base insurance coverage and Term Insurance Rider coverage you have selected plus premiums paid minus withdrawals taken and partial withdrawal fees assessed, or (2) your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
	• After age 100 the death benefit will equal 100% of the policy value, regardless of which death benefit option is in effect.
	• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges.
	• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

Transfers See *Transfers*, **page 39.**	• You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose. • There are certain restrictions on transfers from the fixed account. • We do not charge for transfers.
Asset Allocation Programs See *Dollar Cost Averaging*, **page 40.** See *Automatic Rebalancing*, **page 41.**	• Dollar cost averaging is a systematic program of transferring policy values to selected subaccounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low. • Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen. • There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs. • **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.**

Loans See *Loans*, **page 38.**	• After the first policy month, you may take loans against the value of your policy. • A loan is generally limited to your policy value minus any outstanding loan amount and accrued loan interest (the "net policy value") less the periodic fees and charges and loan interest on any existing loan amount to your next policy anniversary. • When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account. • We credit amounts held in the loan account with interest at an annual rate no less than 3.00%. • We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged may change at any time but is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. • Loans reduce your policy's death benefit and may cause your policy to lapse. • Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's value.
Partial Withdrawals See *Partial Withdrawals*, **page 43.**	• A partial withdrawal must be at least $500. • We currently charge a fee of $10 for each partial withdrawal. • Partial withdrawals reduce your policy's death benefit and policy value and may cause your policy to lapse. • Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy.
Surrenders See *Surrender*, **page 44.**	• You may surrender your policy for its surrender value at any time before the death of the insured person. • Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest. • All insurance coverage ends on the date we receive your surrender request. • If you surrender your policy it cannot be reinstated. • Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy.
Reinstatement See *Reinstatement*, **page 46.**	• Reinstatement means putting a lapsed policy back in force. • You may reinstate your policy and riders within five years of the beginning date of the grace period if you still own the policy and did not surrender it and the insured person is still insurable. • You will need to pay the required reinstatement premium. • If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse. • A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes. • Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy.
Term Insurance Rider See *Optional Term Insurance Rider Benefit*, **page 34.**	• You may add the optional Term Insurance Rider benefit to your policy. • We deduct additional monthly charges for this rider benefit. • This rider may not be available under your policy or in your state.

Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when, together with your agent/representative, you consider an investment in the policy.

Life Insurance Coverage	• The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy. • You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.
Fees and Charges See *Fees and Charges*, **page 23.**	• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy. • We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services.
Lapse See *Lapse*, **page 45.**	• Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date your net policy value is not enough to pay the periodic fees and charges when due. • If you meet this condition, we will send you notice and give you a 61 day grace period to make a sufficient premium payment. • If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value. • Partial withdrawals and loans have an adverse impact on your net policy value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing.
Exchanges See *Purchasing a Policy*, **page 20.**	• Replacing your existing life insurance policy(ies) and/or annuity contract(s) with the policy described in this prospectus may not be beneficial to you. • Before purchasing a policy, determine whether your existing policy(ies) and/or contract(s) will be subject to fees or penalties upon surrender or cancellation. • Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contract(s) with those of the policy described in this prospectus.

Investment Risk
 	
See The Variable Account, page 15.
	• You should evaluate the policy's long-term investment potential and risks before purchasing a policy.
	• For amounts you allocate to the subaccounts of the variable account:
	  > Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;
	  > You assume the risk that your values may decline or may not perform to your expectations;
	  > Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;
	  > Each fund has various investment risks, and some funds are riskier than others;
	  > You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount; and
	  > There is no assurance that any fund will achieve its stated investment objective.
	• For amounts you allocate to the fixed account:
	  > Interest rates we declare will change over time; and
	  > You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00%.

Taxation
 	
See TAX CONSIDERATIONS, page 46.
	• Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.
	• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:
	  > Reduction in the amount of your insurance coverage;
	  > Partial withdrawals;
	  > Loans;
	  > Surrender;
	  > Lapse; and
	  > Reinstatement.
	• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.
	• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.
	• **Consult with a qualified legal or tax adviser before you purchase a policy.**

Sales Compensation **See *Distribution of the Policies*, page 60.**	• We pay compensation to broker/dealers whose registered representatives sell the policy, but this compensation will not affect the fees and charges you will pay for the policy. • We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Term Insurance Rider. Talk to your agent/registered representative about the right blend of base and Term Insurance Rider coverage for you.
Other Products	• We and our affiliates offer other insurance products which may have different features, benefits, fees and charges. These other products may better match your needs. • Contact your agent/registered representative if you would like information about these other products.

Fees and Charges

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

Transaction Fees and Charges The following table describes the fees and charges deducted at the time you make a premium payment, make a partial withdrawal or request an excess illustration. **See Transaction Fees and Charges, page 24.**

Charge	When Deducted	Amount Deducted
Premium Expense Charge	• Deducted when you make a premium payment.	• **Tax Charge** • 4.00% of each premium payment. • **Sales Charge** > 7.00% of each premium payment - guaranteed. > 7.00% of each premium payment during policy years 1-10, and 1.00% of each premium payment thereafter - current.
Partial Withdrawal Fee	• Deducted when you take a partial withdrawal.	• $10.
Excess Illustration Fee	• Deducted each time you request an illustration after the first each policy year.	• $25 - maximum. • $0 - current.

Periodic Fees and Charges The following table describes the fees and charges deducted each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 24.**

Charge	When Deducted	Amount Deducted
Cost of Insurance Charge [1]	• On the monthly processing date.	• Minimum Rates per $1,000 of base insurance coverage - > $0.09 - guaranteed. > $0.02 - current. • Maximum Rates per $1,000 of base insurance coverage - > $5.51 - guaranteed. > $2.72 - current. • Rates for a representative insured person per $1,000 of base insurance coverage - > $0.56 - guaranteed. > $0.13 - current. > The representative insured person is a male, age 50 in the standard nontobacco risk class with guaranteed issue underwriting.

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[1]   The minimum and maximum rates shown are for an insured person in the standard risk class. The cost of insurance rates shown are for the first policy year. Guaranteed rates are for policies with guaranteed issue underwriting and current rates are for policies that are fully underwritten. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your base insurance coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The guaranteed maximum cost of insurance rates for an insured person in the substandard risk class is $83.33 per $1,000 of base insurance coverage.

Periodic Fees and Charges, *continued*

Charge	When Deducted	Amount Deducted
Base Policy Acquisition Charge [2]	• On the monthly processing date.	• Minimum Rates per $1,000 of initial base insurance coverage - > $0.24 - guaranteed and current. • Maximum Rates per $1,000 of initial base insurance coverage - • $1.19 - guaranteed and current. • Rates for a representative insured person per $1,000 of initial base insurance coverage - • $0.53 - guaranteed and current. • The representative insured person is age 50.
Mortality & Expense Risk Charge [3]	• On the monthly processing date.	• Percentage of policy value invested in the variable account - > 0.03% (0.35% annually) - guaranteed. > 0.01% (0.10% annually) - current.
Policy Charge	• On the monthly processing date.	• $10.
Loan Interest Charge	• Accrues daily but is due in arrears on each policy anniversary.	• 3.75% (guaranteed and current) per annum of the loan amount in policy years 1-10, and lower thereafter.

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[2]   The base policy acquisition charge rates shown currently apply only in policy years 1-10, but they may apply in all policy years. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your initial base insurance coverage and the insured person's age. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[3]   The monthly mortality and expense risk charge rate has been rounded up to the nearest one hundredth of one percent. See Mortality and Expense Risk Charge, page 26, for the monthly rate without rounding.

Optional Term Insurance Rider Charges The following table describes the charges deducted if you elect the optional Term Insurance Rider benefit. **See Optional Term Insurance Rider Charges, page 27.**

Charge	When Deducted	Amount Deducted

Term Rider Cost of Insurance Charge [4]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  > $0.09 - guaranteed.
		  > $0.02 - current.
		• Maximum Rates per $1,000 of rider benefit -
		  > $5.51 - guaranteed.
		  > $2.72 - current.
		• Rates for a representative insured person per $1,000 of rider benefit -
		  > $0.56 - guaranteed.
		  > $0.13 - current.
		  > The representative insured person is a male, age 50 in the standard nontobacco risk class.

Term Rider Acquisition Charge [5]	• On the monthly processing date.	• Minimum Rates per $1,000 of rider benefit -
		  > $0.27 - guaranteed.
		  > $0.00 - current.
		• Maximum Rates per $1,000 of rider benefit -
		  > $1.31 - guaranteed.
		  > $0.00 - current.
		• Rates for a representative insured person per $1,000 of rider benefit -
		  > $0.59 - guaranteed.
		  > $0.00 - current.
		  > The representative insured person is a male, age 50 in the standard nontobacco risk class.

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[4] The Term Rider cost of insurance rates shown are for the first policy year for policies with guaranteed issue underwriting. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your Term Insurance Rider coverage, the type of underwriting used to issue the policy and the insured person's age, gender, policy duration and risk class and generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[5] We currently do not assess the Term Rider acquisition charge, however, we reserve the right to assess this charge on future policies. The guaranteed rates have been rounded to the nearest penny. Consequently, the actual guaranteed rates are either more or less than these rounded rates. The rates that apply to you depend on the initial amount of your Term Insurance Rider coverage and the insured person's age. The guaranteed rates for the representative insured person listed above may be more or less than you would pay, and you should contact your agent/registered representative for information about the guaranteed rates that would apply to you.

Fund Fees and Expenses. The following table shows the minimum and maximum fund fees and expenses that you may pay during the time you own the policy. These may change from year to year. You should review the fund prospectuses for details about the fees and charges specific to a particular fund.

Annual Total Fund Expenses (expenses deducted from fund assets)

	Minimum	**Maximum**
Total Gross Annual Fund Expenses [7]	0.27%	1.34%
Total Net Annual Fund Expenses [8]	0.27%	1.30%

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[7] Total Gross Annual Fund Expenses include management fees, distribution (12b-1) fees and other expenses.

[8] The Total Net Annual Fund Expense figures include management fees, distribution (12b-1) fees and other expenses but also take into account contractual arrangements that require reimbursement or waiver of certain fund fees and expenses at least through May 1, 2007. Out of all funds available through the policy, 22 have contractual arrangements to reimburse or waive certain fees and expenses through this period. Generally, these arrangements provide that fees and expenses will be reimbursed or waived above a certain level for a specific period of time. The minimum and maximum Total Net Annual Fund Expenses shown take into account all of the available funds, not just those with contractual arrangements.

How the Policy Works



Your Premium
You make a premium payment.

We deduct from each premium payment:
- Premium Expense Charge.
  - > Tax Charge.
  - > Sales Charge.

Net Premium
We allocate the net premium to the investment options you choose.

Fixed Account
Amounts you allocate are held in our general account and earn a fixed rate of interest.

Variable Account
Amounts you allocate are held in subaccounts of the variable account. The subaccounts invest in the funds.

The funds deduct:
- Investment management fees.
- Distribution (12b-1) Fees.
- Other Expenses.

Policy Value
Your policy value equals the sum of your fixed account, variable account and loan account values.

We deduction transaction fees and charges from your policy value:
- Partial Withdrawal Fee.
- Excess Illustration Fee.

Loan Amount
Amount set aside as collateral for policy loans.

We deduct periodic fees and charges from your policy value:
- Cost of insurance Charge.
- Base Policy Acquisition Charge.
- Mortality and Expense Risk Charge.
- Policy Charge
- Loan Interest Charge.

Interest Credited
We credit interest on the amount held in the loan account.

Interest Charged.
We charge interest on your loan amount.

We deduct fees and charges from your policy value for the optional rider benefits you select.
- Optional Term Rider Cost of Insurance Charge.
- Optional Term Rider Acquisition Charge.

THE COMPANY, THE VARIABLE ACCOUNT
AND THE FIXED ACCOUNT

Security Life of Denver Insurance Company

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are a subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

We are also a charter member of the Insurance Marketplace Standards Association ("IMSA"). Companies that belong to IMSA subscribe to a rigorous set of standards that cover the various aspects of sales and service for individually sold life insurance and annuities. IMSA members have adopted policies and procedures that demonstrate a commitment to honesty, fairness and integrity in all customer contacts involving sales and service of individual life insurance and annuity products.

Regulatory Developments -- The Company and the Industry

As with many financial services companies, Security Life and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

Investment Product Regulatory Issues. Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; revenue sharing and directed brokerage; compensation; sales practices, suitability and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in company reports previously filed with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

In September, 2005, an affiliate of the company, ING Funds Distributors, LLC ("IFD") and one of its registered persons settled an administrative proceeding with the National Association of Securities Dealers, Inc. ("NASD"). in connection with frequent trading arrangements. IFD neither admitted nor denied the allegations or findings and consented to certain monetary and non-monetary sanctions. IFD's settlement of this administrative proceeding is not material to the company.

Other regulators, including the SEC and the New York Attorney General, are also likely to take some action with respect to the company or certain affiliates before concluding their investigation relating to fund trading. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties and other financial liability. It is not currently anticipated, however, that the actual outcome of such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

Insurance and Other Regulatory Matters. The New York Attorney General and other federal and state regulators are also conducting broad inquiries and investigations involving the insurance industry. These initiatives currently focus on, among other things, compensation and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates of ING have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information.

These initiatives may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

The Investment Options

You may allocate your premium payments to any of the available investment options. These options include the subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

The Variable Account

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

Funds Available Through the Variable Account. The following chart lists the funds that are available through the variable account. For additional information about each fund's investment adviser/subadviser and investment objective, see Appendix B to this prospectus. More detailed information about each fund can be found in each fund's current prospectus.

- American Growth Fund (Class 2)
- American Growth-Income Fund (Class 2)
- American International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I) *
- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) *
- ING FMR^{SM} Earnings Growth Portfolio (Class I)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I) *
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)
- ING Lifestyle Aggressive growth Portfolio (Class I)
- ING Lifestyle Growth Portfolio (Class I)
- ING Lifestyle Moderate Growth Portfolio (Class I)
- ING Lifestyle Moderate Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class S)
- ING MarketPro Portfolio (Class I)
- ING MarketStyle Growth Portfolio (Class I)
- ING MarketStyle Moderate Growth Portfolio (Class I)
- ING MarketStyle Moderate Portfolio (Class I)
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I) *
- ING Mercury Large Cap Growth Portfolio (Class I) *
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING Pioneer Fund Portfolio (Class I) *

- ING Pioneer Mid Cap Value Portfolio (Class I)
- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Lord Abbett U.S. Government Securities Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Neuberger Berman Regency Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING PIMCO Total Return Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)
- ING VP Real Estate Portfolio (Class S)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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* Prior to April 28, 2006, the S Class shares of this fund were available through the variable account. Effective April 28, 2006, the I Class of fund shares replaced the S Class of fund shares. I Class shares have 0.25% lower total fund expenses than the S Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective. Please read and retain the fund prospectuses for more information about each fund's investment objective and policies and the risks associated with investing in the fund.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, expenses and performance of a fund is likely to differ from a similarly named retail mutual fund.

Voting Privileges. We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

Right to Change the Variable Account. Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts which will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Close subaccounts or combine two or more subaccounts. If we close or combine a subaccount, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or combined may be automatically allocated among the other subaccounts in which your policy value is allocated, on a proportionate basis. You may give us alternative allocation instructions at any time by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 39, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  > A fund no longer suits the purposes of your policy;
  > There is a change in laws or regulations;
  > There is a change in the fund's investment objectives or restrictions;
  > The fund is no longer available for investment; or
  > Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account;
- Make any changes required by the1940 Act or its rules or regulations; or
- Close a subaccount to new investments.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center.

The Fixed Account

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00%. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard ING Corporate Advantage variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative options available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

Purchasing a Policy

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your base insurance coverage (which generally must be at least $50,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Whether to include coverage under the optional Term Insurance Rider.

Additionally, on the application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations of and other information about the proposed insured person. Through our underwriting process, we also determine the risk class for the insured person if the application is accepted. Risk class is based on such factors as age, gender, health and occupation of the insured person. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no younger than age 20 and no older than age 75. "Age" under the policy means the insured person's age on the birthday nearest to the policy date.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

Important Information About the Term Insurance Rider. It may be to your economic advantage to include all or part of your insurance coverage under the Term Insurance Rider. Working with your agent, consider the following factors described in the ***Optional Term Insurance Rider Benefit*** section of this prospectus, page 34, when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:

- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract;
- We may require proof that the insured person is still insurable before accepting any premium payment that would cause the net amount at risk to increase; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 55.**

After we deduct the premium expense charge from your premium payments, we apply the remaining premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

Scheduled Premium. You may select your scheduled premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

Unscheduled Premium Payments. Generally speaking, you may make unscheduled premium payments at any time, however:

- We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the death benefit is increased due to an unscheduled premium payment; and
- We will return premium payments which would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

Premium Payments Affect Your Coverage. Your coverage lasts only as long as you have a positive net policy value which is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to avoid lapse and loss of insurance coverage. **See Lapse, page 45.**

Allocation of Net Premium. We apply the initial net premium to your policy after all of the following conditions have been met:
- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the subaccounts of the variable account in the subaccount which invests in the ING Liquid Assets Portfolio. Five days after the date we mailed your policy to you plus the length of your state's free look period we will transfer these amounts from this subaccount to your selected subaccounts, based on your most recent premium allocation instructions.

Thereafter, all net premium we receive will be allocated to your policy on the valuation date of receipt. We will use your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the subaccounts of the variable account directly into those subaccounts.

Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:
- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the subaccounts. **See Allocation of Net Premium, page 22.**

Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $4.5 million per insured person, which includes other in-force coverage we have on that insured person.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self - inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. **See Allocation of Net Premium, page 22.** If a policy is not issued and temporary insurance coverage ends, any premium received will be returned without interest.

Fees and Charges

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including rider benefits, if any);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

Premium Expense Charge. The premium expense charge is consists of the tax charge and the sales charge.

Tax Charge. We deduct 4.00% from each premium payment. This charge helps compensate us for the costs associated with state and local taxes and the federal income tax treatment of deferred acquisition costs.

Sales Charge. We currently deduct a sales charge of 7.00% from each premium payment during the first ten policy years, and 1.00% of each premium payment thereafter. This charge is guaranteed not to exceed 7.00% of each premium payment.

This charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

Partial Withdrawal Fee. We deduct a $10 partial withdrawal fee each time you take a partial withdrawal from your policy. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

Excess Illustration Fee. We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.
This fee helps offset the costs we incur when processing requests for excess illustrations.

Redemption Fees. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your policy value.

Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the subaccounts and fixed account in the same proportion that your value in each has to your net policy value.

Cost of Insurance. Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for your total insurance coverage (your base insurance coverage plus any Term Insurance Rider coverage). The net amount at risk as calculated on each monthly processing date equals the difference between:
- Your current total death benefit discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate; and
- Your policy value minus the periodic fees and charges due on that date other than cost of insurance charges.

Monthly cost of insurance rates for both the base policy and the optional Term Insurance Rider depend on the type of underwriting used to issue the policy and the insured person's age at issue, gender, risk class, policy duration and amount of insurance coverage on the policy date. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table beginning on page 8 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.** Fully and simplified underwritten policies may have lower current cost of insurance rates than policies issued on a guaranteed issue underwriting basis.

The cost of insurance charges for both the base policy and the optional Term Insurance Rider vary from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:
- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account.

There are no cost of insurance charges after age 100.

The cost of insurance charges compensates us for the ongoing costs of providing insurance coverage under the base policy and the optional Term Insurance Rider, including the expected cost of paying death benefits that may be more than your policy value.

Base Policy Acquisition Charge. Each month we deduct a base policy acquisition charge equal to the monthly base policy acquisition charge rates multiplied by the amount of your initial base insurance coverage divided by 1,000. The rates vary based on the insured person's age at issue. Currently, this charge decreases to zero after the tenth policy year. We reserve the right, however, to assess this charge in all policy years. The rates that apply to you and the duration of this charge will be set forth in your policy. **See the Periodic Fees and Charges table beginning on page 8 for the minimum and maximum base policy acquisition charge rates and the rates for a representative insured person.**

This charge helps offset the costs we incur in selling, issuing and administering the policy, including costs associated with:
- Acquisition costs, including commissions we pay to your agent/registered representative;
- Conducting medical examinations;
- Processing applications;
- Underwriting;
- Billing and collecting premiums; and
- Processing claims and policy transactions.

Mortality and Expense Risk Charge. Each month we deduct from your policy value a mortality and expense risk charge currently equal to 0.00833% (0.10% annually) of the amount invested in the subaccounts. This charge is guaranteed not to exceed 0.02917% (0.35% annually).

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

Policy Charge. Each month we deduct a policy charge of $10. This charge helps compensate us for the costs associated with:
- Establishing policy records; and
- Reporting and communicating with policy owners; and
- Overhead and other expenses.

Loan Interest Charge. We charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged may change at any time but is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. **See the Loan Interest section on page 38 for more information about the loan interest charge.**

Optional Term Insurance Rider Charges

There are separate cost of insurance and acquisition charges for the optional Term Insurance Rider coverage. **See Cost of Insurance on page 25, the Optional Term Insurance Rider Charges table on page 10, and the *Optional Term Insurance Rider Benefit* section on page 34 for more information about this optional rider and the applicable charges.**

Fund Fees and Expenses

Each fund deducts management fees from the amounts allocated to the funds. In addition, each fund deducts other expenses which may include service fees which are used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Furthermore, certain funds may deduct redemption fees as a result of withdrawals, transfers, or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by an underlying fund. Fund redemption fees, if any, are separate and distinct from any transaction or periodic fees and charges deducted from your policy value. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company, or its U.S. affiliates, receives from each of the funds or the funds' affiliates varying levels and types of revenue with respect to each of the funds available through the policy. In terms of the total dollar amounts received, the greatest amount of revenue comes from assets allocated to funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate, Directed Services, Inc., for example, but which are subadvised by unaffiliated third parties generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue.

Types of Revenue Received from Affiliated Funds

Affiliated funds are (a) funds managed by ING Investments, LLC or other company affiliates, which funds are either not subadvised or are subadvised by another company affiliate; and (b) funds managed by a company affiliate but which are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds and/or their affiliates may include:
- Service fees that are deducted from fund assets; and
- Revenues which may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the management fees. These revenues may be received as cash payments or according to a variety of financial accounting techniques which are used to allocate revenue and profits across ING businesses. For funds subadvised by unaffiliated third parties, once the subadviser has been paid, the adviser may share a portion of the remaining management fee with the company. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

Types of Revenue Received from Unaffiliated Funds

Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

Revenues received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative recordkeeping or other services which we provide to the funds or their affiliates or as an incentive for us to make the funds available through the policy. These additional payments may be used by us to finance distribution of the policy.

The three unaffiliated fund families which currently have funds offered through the policy, ranked according to total dollar amounts they paid to the company or its affiliates in 2005, are as follows:

- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series; and
- Neuberger Berman AMT Portfolios®.

If the revenues received from affiliated funds were included in this list, payments to the company or its affiliates by ING Investments, LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to:

- Co-branded marketing materials;
- Targeted marketing sales opportunities;
- Training opportunities at meetings;
- Training modules for sales personnel; and
- Opportunity to host due diligence meetings for representatives and wholesalers.

Management personnel of the company and of its affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by company affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if the overall amount of investments in the policies and other products issued by the company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or of purchase payments received under the policies.

Death Benefits

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000 of base insurance coverage to issue your policy.

You can combine the long-term advantages of permanent life insurance with the flexibility and short-term advantages of term life insurance through the policy. The base policy provides the permanent element of your coverage. The optional Term Insurance Rider provides the term insurance element of your coverage.

It may be to your economic advantage to include part of your insurance coverage under the optional Term Insurance Rider. **See Important Information About the Term Insurance Rider, page 35.**

Changes in the Amount of Your Insurance Coverage

You may not increase the amount of your base insurance coverage (except that increases resulting from a death benefit option change are allowed). You may increase, however, the amount of coverage under the optional Term Insurance Rider after the first policy anniversary, subject to our current underwriting rules.

Subject to certain limitations, you may decrease the amount of your insurance coverage. Changing the amount of your insurance coverage will generally not be allowed until after the first policy year. Any change will be effective on the next monthly processing date after we receive your written request or the next monthly processing date after underwriting approval (if required), whichever is later. A death benefit option change may cause the amount of base insurance coverage to change.

There may be certain requirements that must be met before we will approve a change in the amount of your insurance coverage. After we approve such a request, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

A reduction in the amount of your insurance coverage must be for at least $1,000 and may not result in an amount of base insurance coverage below $25,000.
Requested reductions in insurance coverage may result in:
- Reduced premium amounts; and
- Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease the amount coverage, if any, under your optional Term Insurance Rider. We reduce the amount of your base insurance coverage only after your optional Term Insurance Rider coverage is reduced to zero.

We reserve the right not to approve a requested reduction in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested reduction in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Reducing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 48.**

Insurance Coverage after Age 100

Your insurance coverage under the policy automatically continues in force beyond the policy anniversary nearest the insured person's 100th birthday ("age 100"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:
- The amount of your death benefit equals your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
- The optional Term Insurance Rider is terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However, after age 100:
- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed after age 100. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest after age 100.

If you wish to stop coverage after age 100, you may surrender your policy and receive the net policy value. All other normal consequences of surrender apply. **See Surrender, page 44.**

Coverage after age 100 is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 50.

Death Benefit Qualification Tests

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

Guideline Premium Test. The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy which uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

Cash Value Accumulation Test. The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

Which Death Benefit Qualification Test to Choose. The guideline premium test limits the amount of premium that may be paid into a policy. If you do not desire to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

Death Benefit Options

Before age 100, there are three death benefit options available under the policy. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100.

Option 1. Under death benefit option 1, the total death benefit is the greater of:
- The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will remain level unless your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage. In this case, your death benefit will vary as the policy value varies.

With option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

Option 2. Under death benefit option 2, the total death benefit is the greater of:
- The amount of your base insurance coverage and Term Insurance Rider coverage plus your policy value on the date of the insured person's death; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 3. Under death benefit option 3, the total death benefit is the greater of:
- The amount of base insurance coverage and Term Insurance Rider coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken and partial withdrawal fees assessed; or
- Your policy value on the date of the insured person's death plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your total death benefit will vary as you pay premiums and take withdrawals or if your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor described in Appendix A exceeds the amount of total insurance coverage plus premiums paid minus withdrawals taken.

Which Death Benefit Option to Choose. If you are satisfied with the amount of your total insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit option 2. If you require a specific death benefit which would include a return of the premium paid, death benefit option 3 may best meet your needs.

Changing Death Benefit Options. On or after the first monthly processing date and before age 100 you may be able to change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes. You may not change your death benefit option if your death benefit is currently equal to your policy value plus the refund of premium expense and base policy acquisition charges, if any, multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Changing your death benefit option may reduce or increase the amount of your total insurance coverage. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

Change From:	Change To:	Base Insurance Coverage Following the Change:
Option 2	Option 1	• Your base insurance coverage before the change plus your policy value as of the effective date of the change.
Option 3	Option 1	• Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change.

Your death benefit option change is effective on your next monthly processing date after we approve it.

If we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Although a death benefit option change may cause the amount of your total insurance coverage to change, it will not affect the amount of coverage you may have under the optional Term Insurance Rider. **See *Optional Term Insurance Rider Benefit*, page 34.**

Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.

Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
- The total death benefit provided by your base policy and the Term Insurance Rider, if any, minus
- Any outstanding loan amount plus accrued loan interest; minus
- Any outstanding fees and charges incurred before the insured person's death. The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

Optional Term Insurance Rider Benefit

Your policy may include an optional Term Insurance Rider benefit. This optional rider has additional charges, but you may cancel it at any time. ***Adding or canceling riders may have tax consequences.* See Modified Endowment Contracts, page 48.**

The following information does not include all of the terms and conditions of the optional Term Insurance Rider, and you should refer to the rider to fully understand its benefits and limitations. This rider may not be available under your policy. Contact your agent/registered representative for availability the availability of this optional rider.

You can increase the amount of your total insurance coverage under the policy by adding coverage under the optional Term Insurance Rider. The optional Term Insurance Rider provides an additional level term insurance benefit if the insured person dies before age 100. The rider effective date is the policy date or, if added later, the monthly processing date on or next following the date your application for this rider is approved by us.

Beginning one year after the policy date, you can increase or decrease the amount of coverage under this rider by sending a written request to our Customer Service Center. Changes in coverage must be at least $1,000 and are subject to the following conditions:
- Any request for increased coverage under this rider must be applied for on a supplemental application. The increase is subject to evidence satisfactory to us that the insured person is still insurable at the original premium class and risk rating factor according to our normal underwriting rules;
- Any increase in coverage under this rider will be effective on the monthly processing date on or immediately following our approval of the application;
- Any decrease in coverage will be effective on the monthly processing date on or Any decrease in coverage will first reduce the term insurance coverage under this rider before the base insurance coverage under the policy is reduced.

You should consider the following factors when deciding whether to add optional Term Insurance Rider coverage to your base coverage under the policy:

- There are separate cost of insurance and acquisition charges for coverage under this rider;
- The current cost of insurance and acquisition charge rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance and acquisition charge rates for coverage under the base policy. (**See Cost of Insurance, page 25, and Optional Term Insurance Rider Charges table, page 10**);
- A partial withdrawal may reduce coverage under this rider; and
- This rider has no cash value and provides no growth potential.

Coverage under this rider will terminate on the earliest of the following dates:

- The expiration of the grace period under the policy;
- Termination or surrender of the policy;
- The policy anniversary nearest the insured person's 100th birthday; and
- Receipt by us of a written request to cancel this rider. Cancellation will be effective on the next monthly processing date following our receipt of your written cancellation request.

Important Information about the Term Insurance Rider

It may be to your economic advantage to include all or part of your insurance coverage under the Term Insurance Rider. Working with your agent, consider the following factors when deciding whether to include coverage under the Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

Cost of Insurance and Other Fees and Charges. The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy value. Accordingly, please be aware that:

- The current cost of insurance rates for coverage under the Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;
- The guaranteed maximum cost of insurance rates for coverage under the Term Insurance Rider are generally more than the guaranteed maximum cost of insurance rates for coverage under the base policy; and
- Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Term Insurance Rider.

Compensation. We generally pay more compensation to your agent on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Term Insurance Rider. **See *Distribution of the Policies,* page 60.**

With these factors in mind, you should discuss with your agent how the use of the term insurance rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and term insurance rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the term insurance rider, and you should read them carefully to fully understand their benefits and limitations.

Policy Value

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 19.**

Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

Determining Values in the Subaccounts. The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:

- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable); and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees (including fund redemption fees, if any);
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center, so long as the date of receipt is a valuation date. We use the accumulation unit value which is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

How We Calculate Accumulation Unit Values. We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable; and
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date.

Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount, including interest which we credit. **See Loans, page 45.**

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

Special Features and Benefits

Refund of Premium Expense and Base Policy Acquisition Charges

If you surrender your policy within the first two policy years and your policy has not lapsed, we will refund the following percentages of the premium expense charge and base policy acquisition charge we deducted from your premium payments and policy value during the first policy year.

Policy Year of Surrender	Percentage of First Policy Year Premium Expense Charge Refund	Percentage of First Policy Year Base Policy Acquisition Charge Refund
1	40%	40%
2	20%	20%

Loans

You may borrow money from us at any time after the first monthly processing date by using your policy as collateral for the loan. Unless state law requires otherwise, the maximum amount you may borrow is limited to your net policy value minus the monthly periodic fees and charges to your next policy anniversary and accrued but unpaid loan interest to your next policy anniversary.

Your loan request must be directed to our Customer Service Center. When you request a loan the loan collateral will be taken from each active investment option you have, including the fixed account, in the same proportion that your value in each bears to your policy value.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

Loan Interest. We credit amounts held in the loan account with interest at an annual rate of 3.00%. Interest which we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options and allocated in the same proportion that your value in each bears to your policy value.

We also charge interest on loans you take. The annual interest rate charged is currently 3.75% in policy years 1-10, 3.25% in policy years 11-20 and 3.00% in all years thereafter. The annual interest rate charged is guaranteed not to exceed 3.75% in policy years 1-10, 3.50% in policy years 11-20 and 3.25% in all years thereafter. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

Loan Repayment. You may repay your loan at any time. We generally assume that payments you make are premium payments. You must tell us if you want a payment to be used to repay a loan, however, we reserve the right to treat a payment as a loan repayment.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation.

Effects of a Loan. Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:
- If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- After age 100 if you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 48.**

Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions, limits or charges (including redemption fees) that we or the funds whose shares are involved may impose, including:

- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on third parties acting on behalf of policy owners, such as market timing services.

One transfer from the fixed account to the subaccounts of the variable account may be made only during the first 30 days of each policy year and is limited to the greater of:

- 25% of your fixed account value at the time of such transfer;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request, except as described below for the dollar cost averaging or automatic rebalancing programs.

Dollar Cost Averaging. Anytime you have at least $10,000 invested in a sub-account which invests in either the ING Liquid Assets Portfolio or the Neuberger Berman AMT Limited Maturity Bond Portfolio (the "source sub-account"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of subaccount value from the source subaccount to one or more of the other subaccounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source subaccount cannot be included in your automatic rebalancing program.

Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source subaccount to the other subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

Automatic Rebalancing. Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable account values among your chosen subaccounts. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the subaccounts to match the asset allocation percentages you have chosen. This action rebalances the amounts in the subaccounts that do not match your set allocation percentages. This mismatch can happen if a subaccount outperforms another subaccount over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the fixed account or the loan account.

Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it at our Customer Service Center.

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

Limits on Frequent or Disruptive Transfers. The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:

- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:

- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other policy owners.

If we determine that you have violated our excessive trading policy, we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your policy or another owner's variable policy or contract, we will also take the following actions, without prior notice:

- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Most underlying funds have their own excessive trading policies, and orders for the purchase of a fund's shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

Conversion to a Guaranteed Policy. During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

Partial Withdrawals

You may withdraw part of your policy's surrender value. A partial withdrawal must be at least $500. The maximum partial withdrawal you may take is your net policy value on the date of the partial withdrawal minus loan interest to the end of the policy year and the partial withdrawal fee. If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

We charge a fee of $10 for each partial withdrawal. **See Partial Withdrawal Fee, page 24.**

We will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account which you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 56.**

Effects of a Partial Withdrawal. We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee.
Under death benefit option 1, a partial withdrawal will reduce the amount of your insurance coverage by the amount of a partial withdrawal plus the partial withdrawal fee unless the reduction would not affect your total death benefit on the date of the withdrawal.

Under death benefit option 2, a partial withdrawal will not reduce the amount of your insurance coverage.

Under death benefit option 3, a partial withdrawal will reduce the amount of your insurance coverage by the amount that the sum of all your partial withdrawals plus the partial withdrawal fees exceeds the total premium we have received from you since the policy date, unless the reduction would not affect your total death benefit on the date of the withdrawal.

Any reduction in insurance coverage will first reduce your Term Insurance Rider coverage, if any, and then your base insurance coverage.

Any reduction in insurance coverage or policy value will occur as of the date that the partial withdrawal is processed.

If a partial withdrawal reduces the amount of insurance coverage, the amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of base insurance coverage after the withdrawal would be less than $25,000.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See *Tax Status of the Policy*, page 47.**

Termination of Coverage

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

Surrender

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value plus any refund of premium expense and base policy acquisition charges due minus any outstanding loan amount and accrued loan interest.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account which you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 56.**

If you surrender your policy within the first two policy years, the surrender value may include a refund of a portion of the premium expense and base policy acquisition charges previously deducted. Surrender of your policy may have adverse tax consequences. **See** *Distributions Other than Death Benefits*, **page 48.**

Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:
- Your net policy value is enough to pay the periodic fees and charges when due; or
- After age 100, your policy value exceeds your outstanding loan amount plus accrued loan interest.

Grace Period. If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges and charges for the optional Term Insurance Rider benefits, if applicable, for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and the Term Insurance Rider, if applicable, lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

If your policy lapses, any distribution of policy value may be subject to current taxation. **See** *Distributions Other than Death Benefits*, **page 48.**

Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and the Term Insurance Rider, if applicable, by written request any time within five years after the beginning of the grace period which ended with the lapse of your policy. A policy that was surrendered may not be reinstated.

To reinstate the policy and the Term Insurance Rider, if applicable, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the 61-day grace period and for at least two months after reinstatement. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a competent adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 48.**

TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

Tax Status of the Company

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner which is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements which are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 31.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 48.**

Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations which set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met, your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

Tax Treatment of Policy Death Benefits

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

Distributions Other than Death Benefits

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits or policy reinstatement, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated as distributions and taxed first as distributions of gain, if any, taxable as ordinary income and as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59½; (b) which are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. However, the tax consequences of such a loan that is outstanding after policy year ten are uncertain and a qualified tax adviser should be consulted about such loans. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

Other Tax Matters

Policy Loans

n general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

Moreover, the tax consequences associated with a preferred loan (a loan where the interest rate charged is less than or equal to the interest rate credited) are uncertain. Before taking out a policy loan, you should consult a qualified tax adviser as to the tax consequences.

If a loan from a policy is outstanding when the policy is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the insured person reaches age 100 the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the insured person reaches age 100.

Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment or annuity contract. We accept 1035 exchanges with outstanding loans. Special rules and procedures apply to 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

Policy Availability and Qualified Plans

The policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various other arrangements, including:
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts which cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay income taxes and possibly penalties later.

Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.

ADDITIONAL INFORMATION

General Policy Provisions

Your Policy

The policy is a contract between you and us and is the combination of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your Term Insurance Rider, if applicable;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

Guaranteed and Simplified Issue Underwriting

We may offer policies on a guaranteed issue or simplified issue underwriting basis for certain individuals, groups or sponsored arrangements. We issue these policies up to a preset face amount with reduced evidence of insurability. These policies carry different cost of insurance rates for than fully underwritten policies. The cost of insurance rates under these circumstances may depend on the:
- The basis for underwriting the policies;
- Issue age of the insured person; and
- Risk class of the insured person.

Generally, most guaranteed issue and simplified issue policies have higher overall charges for insurance than similar fully underwritten policies issued in the standard rate classes. This means that an insured person in a group or sponsored arrangement could get individual fully underwritten insurance coverage at a lower overall cost.

Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no younger than age 20 and no older than age 75.

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See** *Other Tax Matters***, page 50.**

Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See** *Other Tax Matters***, page 50.**

Incontestability

After your policy has been in force and the insured person is alive for two years from (1) the policy date, (2) the effective date of an increase in any other benefit or (3) reinstatement, we will not question the validity of statements in your applicable application.

Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount which would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
* The total premium we receive to the time of death; minus
* Outstanding loan account value plus accrued loan interest; minus
* Partial withdrawals taken.

We make a limited payment to the beneficiaries for any increase if the insured person commits suicide (while sane or insane), within two years of the effective date of any increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges which were deducted for the increase.

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 45. See also Premium Payments Affect Your Coverage, Page 22.**

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.
We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account which may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty.

Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

Telephone Privileges

Telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:
- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs;
- Request partial withdrawals; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:
- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 42.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

Non-Participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company.

Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends, and, investment performance or other information we believe may be of interest to our customers.

Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account which is backed by our general account and can be accessed by the beneficiary through a checkbook feature. Interest earned on this account may be less than interest paid under other settlement options. **See Transaction Processing, page 56.**

Reports

Annual Statement. We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

Illustrations. To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 24.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

Other Reports. We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

Distribution of the Policies

The company's affiliate, ING America Equities, Inc., serves as the principal underwriter (distributor) for the policies. ING America Equities, Inc. was organized under the laws of the State of Colorado on September 27, 1993 and is registered as a broker/dealer with the SEC and the NASD. We pay ING America Equities, Inc. under a distribution agreement dated May 1, 2002. ING America Equities, Inc.'s principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2005, 2004 and 2003, the aggregate amount of underwriting commissions paid to ING America Equities, Inc. was $27,968,918 $29,625,725 and $26,860,876, respectively.

We sell our policies through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with us and ING America Equities, Inc., the principal underwriter/distributor of the policies. Under these selling agreements, we pay the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions (which may include a portion for wholesaling commissions) and supplemental commissions.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. The percentages we pay may vary depending on the particular payment option selected. The option with the largest percentage of target premium pays up to 35% of target premium received during the first policy year, 2% of premium received in excess of target premium, and 0.20% of the average net policy value beginning in the eleventh policy year. These percentages reflect the amounts we will pay in the first policy year and the percentages may decrease thereafter.

A portion of the base commission may be used to pay wholesaling commissions, which are based on a percentage of the cumulative target premium we receive for the policy and certain other designated insurance products issued by the company and/or its affiliates during a calendar year.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Term Insurance Rider coverage for you.

In addition to these commissions, we may also pay other amounts to broker/dealers and/or their agents/registered representatives. These amounts may include:

- Marketing/distribution allowances based on the percentages of premium received and the aggregate commissions paid on certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans. These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives);
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests for their agents/registered representatives. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits which may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars, and payment for advertising and sales campaigns.

We pay commissions, other amounts and the costs of all other incentives or training programs from our resources which include the policy's fees and charges.

The following list shows the top 25 selling firms that, during 2005, received the most, in the aggregate, from us in connection with the sale of all of our variable life insurance policies, ranked by total dollars received:

- NFP Securities
- Waterstone Financial Group
- ING Financial Partners, Inc
- Capital Analysts Incorporated.
- Multi-Financial Sec. Corp.
- M Holdings Securities, Inc.
- Linsco/Private Ledger Corp.
- Ogilvie Security Advisors Corp.
- Securities America, Inc.
- ValMark Securities, Inc.
- AmSouth Investment Services, Inc.
- American General Securities

- Jefferson Pilot Securities Corporation
- SII Investments, Inc.
- InterSecurities, Inc.
- UBS Financial Services Inc.
- Securities Service Network, Inc.
- TBG Financial & Insurance Services Corp.
- Prospera Financial Services
- National Planning Corporation
- H. Beck, Inc.
- Leaders Group, Inc.
- RA Bench Securities, Inc.
- Presidio Financial Services, Inc.
- Woodbury Financial Services, Inc.

Legal Proceedings

We are not aware of any pending legal proceedings which involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding which, in the opinion of management, is likely to have a material adverse affect on its ability to distribute the policy.

Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

APPENDIX A

Definition of Life Insurance Factors

Guideline Premium Test Factors

Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor	Attained Age	Factor
0-40	2.50	49	1.91	58	1.38	67	1.18	91	1.04
41	2.43	50	1.85	59	1.34	68	1.17	92	1.03
42	2.36	51	1.78	60	1.30	69	1.16	93	1.02
43	2.29	52	1.71	61	1.28	70	1.15	94	1.01
44	2.22	53	1.64	62	1.26	71	1.13	95 - 99	1.00
45	2.15	54	1.57	63	1.24	72	1.11	100+	1.00
46	2.09	55	1.50	64	1.22	73	1.09		
47	2.03	56	1.46	65	1.20	74	1.07		
48	1.97	57	1.42	66	1.19	75 - 90	1.05		

Cash Value Accumulation Test Factors

The cash value accumulation test factors vary depending on the age and gender of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the fixed account of the policy and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, risk class and gender (unless unisex rates apply) of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the applicable net single premium per dollar of paid up whole life insurance.

APPENDIX B

Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus and Statement of Additional Information for each fund.

There is no assurance that the stated objectives and policies of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating premium to the subaccounts which invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
American Growth Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital.
American Growth-Income Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks capital growth and income over time.
American International Fund (Class 2)	Investment Adviser: Capital Research and Management Company	Seeks growth of capital over time.
Fidelity® VIP Contrafund® Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio (Service Class)	Investment Adviser: Fidelity Management & Research Company	Seeks reasonable income.
ING AllianceBernstein Mid Cap Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Alliance Capital Management, L.P.	Seeks long-term growth of capital.
ING Evergreen Health Sciences Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	A *non-diversified* portfolio that seeks long-term capital growth.
ING Evergreen Omega Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I) *	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Fidelity Management & Research Company	Seeks long-term growth of capital.
ING FMR^{SM} Earnings Growth Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Fidelity Management & Research Company	Seeks growth of capital over the long term.
ING Global Resources Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> ING Investment Management Co.	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> J.P. Morgan Investment Management, Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Equity Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> J.P. Morgan Investment Management, Inc.	Seeks capital growth over the long term.
ING JPMorgan Value Opportunities Portfolio (Class I) *	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> J. P. Morgan Investment Management, Inc.	Seeks to provide long-term capital appreciation.
ING Julius Baer Foreign Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Julius Baer Investment Management, LLC	Seeks long-term growth of capital.
ING Legg Mason Value Portfolio (Class I)	<u>Investment Adviser:</u> Directed Services, Inc. <u>Subadviser:</u> Legg Mason Capital Management, Inc.	A *non-diversified* portfolio that seeks long-term growth of capital.
ING Lifestyle Aggressive Growth Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital.
ING Lifestyle Growth Portfolio (Class I)	<u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and some current income.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Lifestyle Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and a low to moderate level of current income.
ING Lifestyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Ibbotson Associates and ING Investment Management Co.	Seeks growth of capital and current income.
ING Limited Maturity Bond Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity. Inverts in a portfolio of high-quality, U.S. dollar denominated short-term debt securities that are determined by the subadviser to present minimal credit risks.
ING MarketPro Portfolio (Class I)	Investment Adviser: ING Investments, LLC.	Seeks capital appreciation and secondarily, income.
ING MarketStyle Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and some current income.
ING Market Style Moderate Growth Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and low to moderate level of current income.
ING MarketStyle Moderate Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks growth of capital and current income.
ING Marsico Growth Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks capital appreciation.
ING Marsico International Opportunities Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Marsico Capital Management, LLC	Seeks long-term growth of capital.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Mercury Large Cap Growth Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Mercury Advisors	Seeks long-term growth of capital.
ING MFS Total Return Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Massachusetts Financial Services Company	A *non-diversified* portfolio that seeks capital growth and current income.
ING Oppenheimer Main Street Portfolio ® (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: OppenheimerFunds, Inc.	Seeks long-term growth of capital and future income.
ING Pioneer Fund Portfolio (Class I) *	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Pioneer Mid Cap Value Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: Pioneer Investment Management, Inc.	Seeks capital appreciation.
ING Stock Index Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: ING Investment Management Co.	Seeks total return.
ING T. Rowe Price Capital Appreciation Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk.
ING T. Rowe Price Equity Income Portfolio (Class I)	Investment Adviser: Directed Services, Inc. Subadviser: T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING UBS U.S. Allocation Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: UBS Global Asset Management (Americas) Inc.	Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Growth and Income Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term growth of capital and income.
ING VP Index Plus International Equity Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Wells Fargo Small Cap Disciplined Portfolio (Class S)	Investment Adviser: Directed Services, Inc. Subadviser: Wells Capital Management Inc.	Seeks long-term capital appreciation.
ING Baron Small Cap Growth Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: BAMCO, Inc.	Seeks capital appreciation.
ING Columbia Small Cap Value II Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Columbia Management Advisors, LLC	Seeks long-term growth of capital.
ING JP Morgan Mid Cap Value Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: J.P. Morgan Investment Management Inc.	A *non-diversified* portfolio that seeks growth from capital appreciation.
ING Lord Abbett U.S. Government Securities Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Lord, Abbett & Co., LLC	Seeks high current income consistent with reasonable risk.
ING Neuberger Berman Partners Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Neuberger Berman Management, Inc.	Seeks capital growth.
ING Neuberger Berman Regency Portfolio (Initial Class)	Investment Adviser: ING Life Insurance and Annuity Company Subadviser: Neuberger Berman management, Inc.	Seeks capital growth.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING Oppenheimer Global Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks capital appreciation.
ING Oppenheimer Strategic Income Portfolio (Service Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: OppenheimerFunds, Inc.	Seeks a high level of current income principally derived from interest on debt securities.
ING PIMCO Total Return Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Pacific Investment Management Company LLC	Seeks maximum total return, consistent with capital preservation and prudent investment management.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING UBS U.S. Large Cap Equity Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc.	Seeks long-term growth of capital and future income.
ING Van Kampen Comstock Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks growth and income.
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: ING Life Insurance and Annuity Company <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.

Fund Name	Investment Adviser/ Subadviser	Investment Objective
ING VP Index Plus LargeCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Index (S&P 500), while maintaining a market level of risk.
ING VP Index Plus MidCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P 400) while maintaining a market level of risk.
ING VP Index Plus SmallCap Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to outperform the total return performance of the Standard & Poor's Small Cap 600 Index (S&P 600) while maintaining a market level of risk.
ING VP Intermediate Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consistent primarily of debt securities.
ING VP High Yield Bond Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks to provide investors with a high level of current income and total return.
ING VP Real Estate Portfolio (Class S)	Investment Adviser: ING Investments, LLC Subadviser: Clarion Real Estate Securities, L.P.	A *non-diversified* portfolio that seeks total return.
ING VP SmallCap Opportunities Portfolio (Class I)	Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Co.	Seeks long-term capital appreciation.
Neuberger Berman AMT Socially Responsive Portfolio® (Class I)	Investment Adviser: ING Investments, LLC Subadviser: Neuberger Berman, LLC	Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy.

* Prior to April 28, 2006, the Service Class shares of this fund were available through your variable life insurance policy. Effective April 28, 2006, the Institutional Class of fund shares will replace the Service Class of fund shares. Institutional Class shares have 0.25% lower total fund expenses than the Service Class shares, and the effect of this transaction is to give policy owners an investment in the same fund managed by the same investment adviser at a lower cost.

APPENDIX C

INFORMATION REGARDING SUBACCOUNT CLOSINGS

Effective April 28, 2006, we are closing to new investment the subaccounts which invest in the following funds:

- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING Lord Abbett Affiliated Portfolio (Class I)
- ING Mercury Large Cap Value Portfolio (Class I)
- ING MFS Mid Cap Growth Portfolio (Class I)
- ING Van Kampen Equity Growth Portfolio (Class I)
- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Select Portfolio (Initial Class)
- ING American Century Small-Mid Cap Value Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Legg Mason Aggressive Growth Portfolio (Initial Class)
- ING Strategic Allocation Conservative Portfolio (Class 1)
- ING Strategic Allocation Growth Portfolio (Class I)
- ING Strategic Allocation Moderate Portfolio (Class I)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)

Policy owners who have policy value allocated to one or more of the subaccounts which correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount which corresponds to one of these funds, premium received after April 28, 2006, which would have been allocated to a subaccount corresponding to one of these funds will be allocated on a pro rata basis among all the other available subaccounts in which your policy value is allocated. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. Your failure to provide us with alternative allocation instructions and our return of your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 45.**

MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 24.**

    To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

    Customer Service Center
    P.O. Box 724927
    Atlanta, GA 30119
    1-866-790-1988

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-5850. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 333-120889.

1940 Act File No. 811-08292
1933 Act file No. 333-120889

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

SECURITY LIFE SEPARATE ACCOUNT L1
OF
SECURITY LIFE OF DENVER INSURANCE COMPANY

Statement of Additional Information dated April 28, 2006

ING CORPORATE ADVANTAGE
Variable Universal Life Insurance Policy

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current ING Corporate Advantage VUL prospectus dated April 28, 2006. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's customer service center at P.O. Box 724927, Atlanta, GA 30119, by calling 1-866-790-1988, or by accessing the SEC's website at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available sub-accounts of the variable account. Each sub-account invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. **See Fund Fees and Expenses, page 27, in the prospectus.**

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the sub-accounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the sub-accounts of the variable account and the funds available for investment through the sub-accounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUB-ACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S PREMIUM EXPENSE, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the sub-accounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a sub-account commenced operation. We will calculate such performance information based on the assumption that the sub-accounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the sub-accounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the sub-accounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the sub-accounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each sub-account in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each sub-account to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the sub-accounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

EXPERTS

The statements of assets and liabilities of the Security Life Separate Account L1 as of December 31, 2005, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended, and the statutory-basis financial statements of Security Life of Denver Insurance Company as of December 31, 2005 and 2004, and for the years then ended, appearing in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance on such reports given on the authority of such firm as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2005, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory-basis financial statements of the company as of December 31, 2005 and 2004, and for the years then ended have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory-basis financial statements of the company as of December 31, 2005 and 2004, and for the years then ended have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 2800, 600 Peachtree Street, Atlanta, GA 30308-2215.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Separate Account L1

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2005

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Security Life of Denver Insurance Company Separate Account L1 (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Stock Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
  AIM V.I. Health Sciences Fund - Series I Shares
  AIM V.I. High Yield Fund - Series I Shares
  AIM V.I. Small Company Growth Fund - Series I Shares
  AIM V.I. Total Return Fund - Series I Shares
  AIM V.I. Utilities Fund - Series I Shares
The Alger American Funds:
  Alger American Growth Portfolio - Class O
  Alger American Leveraged AllCap Portfolio - Class O
  Alger American MidCap Growth Portfolio - Class O
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Asset Manager^{SM} Portfolio - Service Class
  Fidelity® VIP Contrafund Portfolio® - Service Class
  Fidelity® VIP Equity-Income Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP High Income Portfolio - Service Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Investors Trust:
  ING AIM MidCap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Class S
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class
  ING FMR^{SM} Earnings Growth Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Small Cap Equity Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class

ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING Mercury Large Cap Growth Portfolio - Service Class
  ING Mercury Large Cap Value Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid-Cap Value Portfolio - Class I
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century SmallCap Value Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING JPMorgan Mid Cap Value - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I

ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class I
  ING VP Index Plus Mid Cap Portfolio - Class I
  ING VP Index Plus Small Cap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I
  ING VP MagnaCap Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
Janus Aspen Series:
  Janus Aspen Series International Growth Portfolio® - Service Shares
  Janus Aspen Series Mid Cap Growth Portfolio® - Service Shares
  Janus Aspen Series Worldwide Growth Portfolio® - Service Shares
M Fund, Inc:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund

Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio - Class I
  Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I
  Neuberger Berman AMT Socially Responsive Portfolio - Class I
Pioneer Variable Contracts Trust:
  Pioneer MidCap Value VCT Portfolio - Class I
  Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
  Putnam VT Growth and Income Fund - Class IB Shares
  Putnam VT New Opportunities Fund - Class IB Shares
  Putnam VT Small Cap Value Fund - Class IB Shares
  Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Bond Fund
  Van Eck Worldwide Emerging Markets Fund
  Van Eck Worldwide Hard Assets Fund
  Van Eck Worldwide Real Estate Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Separate Account L1 at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	American Funds Insurance Series®- Growth Fund - Class 2	American Funds Insurance Series®- Growth Income Fund - Class 2	American Funds Insurance Series®- International Fund - Class 2
Assets					
Investments in mutual funds at fair value	$ 21,637	$ 21,784	$ 33,471	$ 18,342	$ 25,807
Total assets	21,637	21,784	33,471	18,342	25,807
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 21,637	$ 21,784	$ 33,471	$ 18,342	$ 25,807
Total number of mutual fund shares	1,135,785	1,835,202	567,499	481,165	1,364,029
Cost of mutual fund shares	$ 19,241	$ 22,581	$ 28,171	$ 17,065	$ 20,724

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	Fidelity® VIP Asset Manager^{SM} Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 17,718	$ 1,719	$ 2,048	$ 108	$ 44,394
Total assets	17,718	1,719	2,048	108	44,394
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 17,718	$ 1,719	$ 2,048	$ 108	$ 44,393
Total number of mutual fund shares	1,178,060	115,069	66,229	4,239	1,317,343
Cost of mutual fund shares	$ 15,542	$ 1,640	$ 1,930	$ 105	$ 35,924

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Service Class	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class
Assets					
Investments in mutual funds at fair value	$ 2,832	$ 11,126	$ 448	$ 37,781	$ 3,461
Total assets	2,832	11,126	448	37,781	3,461
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 2,832	$ 11,126	$ 448	$ 37,780	$ 3,461
Total number of mutual fund shares	84,371	1,812,038	35,088	1,833,163	168,662
Cost of mutual fund shares	$ 2,591	$ 11,873	$ 446	$ 27,145	$ 2,763

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 4,083	$ 2,024	$ 33,688	$ 65	$ 42,817
Total assets	4,083	2,024	33,688	65	42,817
Liabilities					
Payable to related parties	-	-	1	-	1
Total liabilities	-	-	1	-	1
Net assets	$ 4,083	$ 2,024	$ 33,687	$ 65	$ 42,816
Total number of mutual fund shares	214,240	189,324	3,065,373	4,891	4,039,378
Cost of mutual fund shares	$ 3,967	$ 2,012	$ 32,755	$ 65	$ 41,795

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 3,423	$ 33,049	$ 6,889	$ 2,341	$ 2,157
Total assets	3,423	33,049	6,889	2,341	2,157
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 3,423	$ 33,048	$ 6,889	$ 2,341	$ 2,157
Total number of mutual fund shares	167,692	2,629,203	641,397	179,124	202,895
Cost of mutual fund shares	$ 2,963	$ 32,207	$ 6,730	$ 2,316	$ 1,943

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 2,943	$ 62,164	$ 35,249	$ 974	$ 4,748
Total assets	2,943	62,164	35,249	974	4,748
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 2,943	$ 62,163	$ 35,249	$ 974	$ 4,748
Total number of mutual fund shares	274,493	62,164,180	35,248,954	81,266	298,589
Cost of mutual fund shares	$ 3,042	$ 62,164	$ 35,249	$ 902	$ 4,352

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 12,715	$ 11	$ 25,829	$ 5,377	$ 5,384
Total assets	12,715	11	25,829	5,377	5,384
Liabilities					
Payable to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 12,715	$ 11	$ 25,828	$ 5,377	$ 5,384
Total number of mutual fund shares	1,028,721	982	2,091,419	445,511	294,843
Cost of mutual fund shares	$ 11,650	$ 11	$ 24,113	$ 4,871	$ 5,376

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds at fair value	$ 11,302	$ 55	$ 86	$ 15,714	$ 219,410
Total assets	11,302	55	86	15,714	219,410
Liabilities					
Payable to related parties	-	-	-	-	4
Total liabilities	-	-	-	-	4
Net assets	$ 11,302	$ 55	$ 86	$ 15,714	$ 219,406
Total number of mutual fund shares	1,009,138	3,179	7,812	1,425,990	19,246,508
Cost of mutual fund shares	$ 11,575	$ 53	$ 84	$ 15,231	$ 198,510

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 38,330	$ 13,295	$ 16	$ 4,803	$ 1,028
Total assets	38,330	13,295	16	4,803	1,028
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 38,330	$ 13,295	$ 16	$ 4,803	$ 1,028
Total number of mutual fund shares	1,522,854	963,417	1,558	405,342	37,986
Cost of mutual fund shares	$ 32,112	$ 12,647	$ 15	$ 4,027	$ 997

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 7	$ 33	$ 888	$ 2,330	$ 10,114
Total assets	7	33	888	2,330	10,114
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 7	$ 33	$ 888	$ 2,330	$ 10,114
Total number of mutual fund shares	644	2,346	75,478	143,722	721,379
Cost of mutual fund shares	$ 7	$ 32	$ 959	$ 2,284	$ 10,022

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 4,031	$ 6,094	$ 9,777	$ 711	$ 45,814
Total assets	4,031	6,094	9,777	711	45,814
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 4,031	$ 6,094	$ 9,777	$ 711	$ 45,813
Total number of mutual fund shares	284,467	610,058	895,333	15,967	5,296,450
Cost of mutual fund shares	$ 3,500	$ 6,211	$ 9,794	$ 696	$ 42,986

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 72	$ 9,919	$ 1,152	$ 4,436	$ 4,128
Total assets	72	9,919	1,152	4,436	4,128
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 72	$ 9,919	$ 1,152	$ 4,436	$ 4,128
Total number of mutual fund shares	7,723	811,710	31,915	309,112	266,669
Cost of mutual fund shares	$ 71	$ 9,244	$ 1,030	$ 4,379	$ 3,996

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class I	ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 132	$ 4,953	$ 18,684	$ 10,591	$ 1,911
Total assets	132	4,953	18,684	10,591	1,911
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 132	$ 4,953	$ 18,684	$ 10,591	$ 1,911
Total number of mutual fund shares	9,965	321,187	999,673	634,945	137,978
Cost of mutual fund shares	$ 129	$ 4,459	$ 17,106	$ 9,915	$ 1,919

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 14,762	$ 2,709	$ 14,140	$ 3,627	$ 16,251
Total assets	14,762	2,709	14,140	3,627	16,251
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 14,762	$ 2,709	$ 14,140	$ 3,627	$ 16,251
Total number of mutual fund shares	4,875,257	357,925	945,790	204,447	1,252,945
Cost of mutual fund shares	$ 14,664	$ 2,354	$ 13,530	$ 3,084	$ 16,913

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Growth Portfolio® - Class I
Assets					
Investments in mutual funds					
at fair value	$ 14,898	$ 2,907	$ 7,615	$ 3,106	$ 14,875
Total assets	14,898	2,907	7,615	3,106	14,875
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 14,898	$ 2,907	$ 7,615	$ 3,106	$ 14,875
Total number of mutual fund shares	850,330	241,004	331,803	187,102	1,078,663
Cost of mutual fund shares	$ 11,809	$ 2,697	$ 6,505	$ 2,742	$ 10,267

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Small Cap Value Fund - Class IB Shares	Van Eck Worldwide Emerging Markets Fund
Assets					
Investments in mutual funds					
at fair value	$ 23,316	$ 47	$ 6,368	$ 19,658	$ 21,429
Total assets	23,316	47	6,368	19,658	21,429
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 23,316	$ 47	$ 6,368	$ 19,658	$ 21,429
Total number of mutual fund shares	1,844,613	3,135	393,322	857,314	1,076,296
Cost of mutual fund shares	$ 24,501	$ 45	$ 5,707	$ 15,558	$ 14,633

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Van Eck Worldwide Hard Assets Fund
Assets	
Investments in mutual funds	
at fair value	$ 13,798
Total assets	13,798
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 13,798
Total number of mutual fund shares	497,406
Cost of mutual fund shares	$ 10,081

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	AIM V.I. Health Sciences Fund - Series I Shares	AIM V.I. High Yield Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 94	$ 710	$ -	$ -
Total investment income	-	94	710	-	-
Expenses:					
Mortality, expense risk					
and other charges	54	145	144	4	82
Total expenses	54	145	144	4	82
Net investment income (loss)	(54)	(51)	566	(4)	(82)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,323	16	(125)	177	2,037
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,323	16	(125)	177	2,037
Net unrealized appreciation					
(depreciation) of investments	(1,891)	583	(191)	(75)	(1,530)
Net realized and unrealized gain (loss)					
on investments	432	599	(316)	102	507
Net increase (decrease) in net assets					
resulting from operations	$ 378	$ 548	$ 250	$ 98	$ 425

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Small Company Growth Fund - Series I Shares	AIM V.I. Total Return Fund - Series I Shares	AIM V.I. Utilities Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O
Net investment income (loss)					
Income:					
Dividends	$ -	$ 263	$ -	$ 97	$ -
Total investment income	-	263	-	97	-
Expenses:					
Mortality, expense risk					
and other charges	66	58	56	208	89
Total expenses	66	58	56	208	89
Net investment income (loss)	(66)	205	(56)	(111)	(89)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,921	480	4,475	2,076	3,377
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,921	480	4,475	2,076	3,377
Net unrealized appreciation					
(depreciation) of investments	(3,774)	(621)	(2,265)	864	(2,150)
Net realized and unrealized gain (loss)					
on investments	147	(141)	2,210	2,940	1,227
Net increase (decrease) in net assets					
resulting from operations	$ 81	$ 64	$ 2,154	$ 2,829	$ 1,138

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Alger American MidCap Growth Portfolio - Class O	American Funds Insurance Series®- Growth Fund - Class 2	American Funds Insurance Series®- Growth Income Fund - Class 2	American Funds Insurance Series®- International Fund - Class 2	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 204	$ 230	$ 339	$ 534
Total investment income	-	204	230	339	534
Expenses:					
Mortality, expense risk					
and other charges	192	115	70	81	142
Total expenses	192	115	70	81	142
Net investment income (loss)	(192)	89	160	258	392
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11,544	655	323	485	202
Capital gains distributions	1,647	-	65	-	7
Total realized gain (loss) on investments					
and capital gains distributions	13,191	655	388	485	209
Net unrealized appreciation					
(depreciation) of investments	(10,577)	3,524	408	3,495	(38)
Net realized and unrealized gain (loss)					
on investments	2,614	4,179	796	3,980	171
Net increase (decrease) in net assets					
resulting from operations	$ 2,422	$ 4,268	$ 956	$ 4,238	$ 563

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Asset Manager^{SM} Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Equity- Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 44	$ -	$ -	$ 234	$ 10
Total investment income	44	-	-	234	10
Expenses:					
Mortality, expense risk					
and other charges	-	3	-	334	-
Total expenses	-	3	-	334	-
Net investment income (loss)	44	(3)	-	(100)	10
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	57	4	-	(475)	142
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	58	4	-	(475)	142
Net unrealized appreciation					
(depreciation) of investments	(37)	119	3	2,618	(10)
Net realized and unrealized gain (loss)					
on investments	21	123	3	2,143	132
Net increase (decrease) in net assets					
resulting from operations	$ 65	$ 120	$ 3	$ 2,043	$ 142

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class	ING AIM Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 801	$ -	$ 260	$ 18	$ -
Total investment income	801	-	260	18	-
Expenses:					
Mortality, expense risk					
and other charges	32	-	274	-	-
Total expenses	32	-	274	-	-
Net investment income (loss)	769	-	(14)	18	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	440	-	3,542	334	4
Capital gains distributions	-	-	204	16	-
Total realized gain (loss) on investments					
and capital gains distributions	440	-	3,746	350	4
Net unrealized appreciation					
(depreciation) of investments	(747)	2	2,437	223	-
Net realized and unrealized gain (loss)					
on investments	(307)	2	6,183	573	4
Net increase (decrease) in net assets					
resulting from operations	$ 462	$ 2	$ 6,169	$ 591	$ 4

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 10	$ -	$ 74
Total investment income	-	-	10	-	74
Expenses:					
Mortality, expense risk					
and other charges	5	2	57	-	79
Total expenses	5	2	57	-	79
Net investment income (loss)	(5)	(2)	(47)	-	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	4	8	-	24
Capital gains distributions	-	55	-	-	94
Total realized gain (loss) on investments					
and capital gains distributions	38	59	8	-	118
Net unrealized appreciation					
(depreciation) of investments	116	12	933	-	1,023
Net realized and unrealized gain (loss)					
on investments	154	71	941	-	1,141
Net increase (decrease) in net assets					
resulting from operations	$ 149	$ 69	$ 894	$ -	$ 1,136

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ -	$ -	$ -	$ -
Total investment income	21	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	9	156	9	3	8
Total expenses	9	156	9	3	8
Net investment income (loss)	12	(156)	(9)	(3)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	254	1,133	(7)	5	88
Capital gains distributions	113	1,923	-	147	3
Total realized gain (loss) on investments					
and capital gains distributions	367	3,056	(7)	152	91
Net unrealized appreciation					
(depreciation) of investments	376	(2,136)	159	25	34
Net realized and unrealized gain (loss)					
on investments	743	920	152	177	125
Net increase (decrease) in net assets					
resulting from operations	$ 755	$ 764	$ 143	$ 174	$ 117

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 1,993	$ 709	$ 16	$ -
Total investment income	75	1,993	709	16	-
Expenses:					
Mortality, expense risk					
and other charges	1	501	-	7	20
Total expenses	1	501	-	7	20
Net investment income (loss)	74	1,492	709	9	(20)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(21)	-	-	15	391
Capital gains distributions	4	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(17)	-	-	15	391
Net unrealized appreciation					
(depreciation) of investments	(26)	-	-	33	51
Net realized and unrealized gain (loss)					
on investments	(43)	-	-	48	442
Net increase (decrease) in net assets					
resulting from operations	$ 31	$ 1,492	$ 709	$ 57	$ 422

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 14	$ -	$ -	$ -	$ 98
Total investment income	14	-	-	-	98
Expenses:					
Mortality, expense risk					
and other charges	15	-	183	17	17
Total expenses	15	-	183	17	17
Net investment income (loss)	(1)	-	(183)	(17)	81
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(42)	3	66	100	98
Capital gains distributions	162	-	2	-	140
Total realized gain (loss) on investments					
and capital gains distributions	120	3	68	100	238
Net unrealized appreciation					
(depreciation) of investments	1,065	1	1,190	12	(188)
Net realized and unrealized gain (loss)					
on investments	1,185	4	1,258	112	50
Net increase (decrease) in net assets					
resulting from operations	$ 1,184	$ 4	$ 1,075	$ 95	$ 131

The accompanying notes are an integral part of these financial statements.

28

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 79	$ -	$ -	$ -	$ -
Total investment income	79	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	21	-	-	27	1,397
Total expenses	21	-	-	27	1,397
Net investment income (loss)	58	-	-	(27)	(1,397)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(31)	1	-	11	1,852
Capital gains distributions	229	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	198	1	-	11	1,852
Net unrealized appreciation					
(depreciation) of investments	(273)	3	3	483	7,993
Net realized and unrealized gain (loss)					
on investments	(75)	4	3	494	9,845
Net increase (decrease) in net assets					
resulting from operations	$ (17)	$ 4	$ 3	$ 467	$ 8,448

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 549	$ 170	$ -	$ 23	$ 1
Total investment income	549	170	-	23	1
Expenses:					
Mortality, expense risk					
and other charges	178	66	-	22	1
Total expenses	178	66	-	22	1
Net investment income (loss)	371	104	-	1	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,631	453	-	60	1
Capital gains distributions	1,278	297	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,909	750	-	60	1
Net unrealized appreciation					
(depreciation) of investments	(537)	(378)	1	541	31
Net realized and unrealized gain (loss)					
on investments	2,372	372	1	601	32
Net increase (decrease) in net assets					
resulting from operations	$ 2,743	$ 476	$ 1	$ 602	$ 32

The accompanying notes are an integral part of these financial statements.

Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 3	$ -	$ 51
Total investment income	-	-	3	-	51
Expenses:					
Mortality, expense risk					
and other charges	-	-	1	3	38
Total expenses	-	-	1	3	38
Net investment income (loss)	-	-	2	(3)	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	1	2	372
Capital gains distributions	-	-	80	-	698
Total realized gain (loss) on investments					
and capital gains distributions	-	-	81	2	1,070
Net unrealized appreciation					
(depreciation) of investments	-	1	(71)	45	(372)
Net realized and unrealized gain (loss)					
on investments	-	1	10	47	698
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 1	$ 12	$ 44	$ 711

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 121	$ 175	$ -	$ -
Total investment income	33	121	175	-	-
Expenses:					
Mortality, expense risk					
and other charges	12	11	49	1	80
Total expenses	12	11	49	1	80
Net investment income (loss)	21	110	126	(1)	(80)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	2	40	35	254
Capital gains distributions	68	-	117	-	44
Total realized gain (loss) on investments					
and capital gains distributions	106	2	157	35	298
Net unrealized appreciation					
(depreciation) of investments	531	(117)	(141)	(5)	2,829
Net realized and unrealized gain (loss)					
on investments	637	(115)	16	30	3,127
Net increase (decrease) in net assets					
resulting from operations	$ 658	$ (5)	$ 142	$ 29	$ 3,047

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 61	$ 1	$ 12	$ 18
Total investment income	-	61	1	12	18
Expenses:					
Mortality, expense risk					
and other charges	1	38	3	4	2
Total expenses	1	38	3	4	2
Net investment income (loss)	(1)	23	(2)	8	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	18	526	22	18	10
Capital gains distributions	-	358	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	18	884	23	18	10
Net unrealized appreciation					
(depreciation) of investments	1	(577)	59	57	132
Net realized and unrealized gain (loss)					
on investments	19	307	82	75	142
Net increase (decrease) in net assets					
resulting from operations	$ 18	$ 330	$ 80	$ 83	$ 158

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class I	ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 64	$ 74	$ 27	$ -
Total investment income	2	64	74	27	-
Expenses:					
Mortality, expense risk					
and other charges	1	20	51	44	1
Total expenses	1	20	51	44	1
Net investment income (loss)	1	44	23	(17)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	516	1,486	784	-
Capital gains distributions	-	-	1,134	455	-
Total realized gain (loss) on investments					
and capital gains distributions	(4)	516	2,620	1,239	-
Net unrealized appreciation					
(depreciation) of investments	2	(340)	(897)	(507)	(8)
Net realized and unrealized gain (loss)					
on investments	(2)	176	1,723	732	(8)
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 220	$ 1,746	$ 715	$ (9)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 256	$ 23	$ -	$ 182	$ -
Total investment income	256	23	-	182	-
Expenses:					
Mortality, expense risk					
and other charges	23	9	9	21	19
Total expenses	23	9	9	21	19
Net investment income (loss)	233	14	(9)	161	(19)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(7)	226	191	8	126
Capital gains distributions	-	178	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(7)	404	191	8	126
Net unrealized appreciation					
(depreciation) of investments	(136)	(284)	37	610	230
Net realized and unrealized gain (loss)					
on investments	(143)	120	228	618	356
Net increase (decrease) in net assets					
resulting from operations	$ 90	$ 134	$ 219	$ 779	$ 337

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Service Shares	Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	Janus Aspen Series Worldwide Growth Portfolio - Service Shares	Brandes International Equity Fund
Net investment income (loss)					
Income:					
Dividends	$ 603	$ 55	$ -	$ -	$ 201
Total investment income	603	55	-	-	201
Expenses:					
Mortality, expense risk					
and other charges	36	29	6	6	96
Total expenses	36	29	6	6	96
Net investment income (loss)	567	26	(6)	(6)	105
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(107)	2,554	517	353	484
Capital gains distributions	64	-	-	-	797
Total realized gain (loss) on investments					
and capital gains distributions	(43)	2,554	517	353	1,281
Net unrealized appreciation					
(depreciation) of investments	(234)	(1,140)	(730)	(490)	(26)
Net realized and unrealized gain (loss)					
on investments	(277)	1,414	(213)	(137)	1,255
Net increase (decrease) in net assets					
resulting from operations	$ 290	$ 1,440	$ (219)	$ (143)	$ 1,360

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ 12	$ -	$ 694
Total investment income	18	-	12	-	694
Expenses:					
Mortality, expense risk					
and other charges	17	60	18	95	158
Total expenses	17	60	18	95	158
Net investment income (loss)	1	(60)	(6)	(95)	536
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	141	681	276	359	(234)
Capital gains distributions	232	578	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	373	1,259	276	359	(234)
Net unrealized appreciation					
(depreciation) of investments	(167)	(282)	50	1,426	(99)
Net realized and unrealized gain (loss)					
on investments	206	977	326	1,785	(333)
Net increase (decrease) in net assets					
resulting from operations	$ 207	$ 917	$ 320	$ 1,690	$ 203

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Growth and Income Fund - Class IB Shares	Putnam VT New Opportunities Fund - Class IB Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 51	$ -	$ 113	$ 1
Total investment income	-	51	-	113	1
Expenses:					
Mortality, expense risk					
and other charges	-	73	31	25	5
Total expenses	-	73	31	25	5
Net investment income (loss)	-	(22)	(31)	88	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	2,017	797	1,379	385
Capital gains distributions	-	974	186	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	2,991	983	1,379	385
Net unrealized appreciation					
(depreciation) of investments	2	(2,344)	(236)	(1,365)	(380)
Net realized and unrealized gain (loss)					
on investments	2	647	747	14	5
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 625	$ 716	$ 102	$ 1

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class IB Shares	Putnam VT Voyager Fund - Class IB Shares	Van Eck Worldwide Bond Fund	Van Eck Worldwide Emerging Markets Fund	Van Eck Worldwide Hard Assets Fund
Net investment income (loss)					
Income:					
Dividends	$ 1,116	$ 10	$ 386	$ 123	$ 32
Total investment income	1,116	10	386	123	32
Expenses:					
Mortality, expense risk					
and other charges	106	5	26	96	62
Total expenses	106	5	26	96	62
Net investment income (loss)	1,010	5	360	27	(30)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,263	202	(173)	1,703	1,705
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,263	202	(173)	1,703	1,705
Net unrealized appreciation					
(depreciation) of investments	(2,047)	(196)	(333)	3,019	2,276
Net realized and unrealized gain (loss)					
on investments	216	6	(506)	4,722	3,981
Net increase (decrease) in net assets					
resulting from operations	$ 1,226	$ 11	$ (146)	$ 4,749	$ 3,951

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Van Eck Worldwide Real Estate Fund
Net investment income (loss)	
Income:	
Dividends	$ 241
Total investment income	241
Expenses:	
Mortality, expense risk	
and other charges	48
Total expenses	48
Net investment income (loss)	193
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	3,657
Capital gains distributions	114
Total realized gain (loss) on investments	
and capital gains distributions	3,771
Net unrealized appreciation	
(depreciation) of investments	(3,041)
Net realized and unrealized gain (loss)	
on investments	730
Net increase (decrease) in net assets	
resulting from operations	$ 923

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	AIM V.I. Health Sciences Fund - Series I Shares
Net Assets at January 1, 2004	$ 10,989	$ 27,110	$ 29,800	$ 631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(74)	36	715	(6)
Net realized gain (loss) on investments and capital gains distributions	(56)	(664)	480	30
Net unrealized appreciation (depreciation) of investments	782	1,347	(677)	(7)
Net increase (decrease) in net assets from operations	652	719	518	17
Changes from principal transactions:				
Premiums	1,605	2,715	3,279	301
Surrenders and withdrawals	(553)	(2,658)	(6,262)	(32)
Cost of insurance and administrative charges	(662)	(1,288)	(1,196)	(60)
Benefit payments	-	(14)	-	-
Transfers between Divisions (including fixed account), net	(149)	(3,207)	(2,083)	404
Increase (decrease) in net assets derived from principal transactions	241	(4,452)	(6,262)	613
Total increase (decrease) in net assets	893	(3,733)	(5,744)	630
Net assets at December 31, 2004	11,882	23,377	24,056	1,261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(54)	(51)	566	(4)
Net realized gain (loss) on investments and capital gains distributions	2,323	16	(125)	177
Net unrealized appreciation (depreciation) of investments	(1,891)	583	(191)	(75)
Net increase (decrease) in net assets from operations	378	548	250	98
Changes from principal transactions:				
Premiums	1,011	2,019	2,452	147
Surrenders and withdrawals	(511)	(1,324)	(1,912)	(49)
Cost of insurance and administrative charges	(464)	(1,179)	(1,083)	(51)
Benefit payments	-	(1)	-	-
Transfers between Divisions (including fixed account), net	(12,296)	(1,803)	(1,979)	(1,406)
Increase (decrease) in net assets derived from principal transactions	(12,260)	(2,288)	(2,522)	(1,359)
Total increase (decrease) in net assets	(11,882)	(1,740)	(2,272)	(1,261)
Net assets at December 31, 2005	$ -	$ 21,637	$ 21,784	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. High Yield Fund - Series I Shares	AIM V.I. Small Company Growth Fund - Series I Shares	AIM V.I. Total Return Fund - Series I Shares	AIM V.I. Utilities Fund - Series I Shares
Net Assets at January 1, 2004	$ -	$ 13,864	$ 10,471	$ 8,951
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	688	(90)	86	139
Net realized gain (loss) on investments and capital gains distributions	14	398	(5)	731
Net unrealized appreciation (depreciation) of investments	1,530	1,492	149	1,190
Net increase (decrease) in net assets from operations	2,232	1,800	230	2,060
Changes from principal transactions:				
Premiums	1,534	1,880	1,130	905
Surrenders and withdrawals	(567)	(1,101)	(886)	(516)
Cost of insurance and administrative charges	(888)	(658)	(577)	(413)
Benefit payments	-	(4)	(1)	-
Transfers between Divisions (including fixed account), net	25,592	(780)	(1,190)	152
Increase (decrease) in net assets derived from principal transactions	25,671	(663)	(1,524)	128
Total increase (decrease) in net assets	27,903	1,137	(1,294)	2,188
Net assets at December 31, 2004	27,903	15,001	9,177	11,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(82)	(66)	205	(56)
Net realized gain (loss) on investments and capital gains distributions	2,037	3,921	480	4,475
Net unrealized appreciation (depreciation) of investments	(1,530)	(3,774)	(621)	(2,265)
Net increase (decrease) in net assets from operations	425	81	64	2,154
Changes from principal transactions:				
Premiums	1,490	1,069	1,099	909
Surrenders and withdrawals	(573)	(783)	(506)	(210)
Cost of insurance and administrative charges	(609)	(465)	(489)	(351)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(28,636)	(14,903)	(9,345)	(13,641)
Increase (decrease) in net assets derived from principal transactions	(28,328)	(15,082)	(9,241)	(13,293)
Total increase (decrease) in net assets	(27,903)	(15,001)	(9,177)	(11,139)
Net assets at December 31, 2005	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O	American Funds Insurance Series®- Growth Fund - Class 2
Net Assets at January 1, 2004	$ 44,540	$ 18,180	$ 43,924	$ 3,929
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(301)	(126)	(277)	(28)
Net realized gain (loss) on investments and capital gains distributions	(5,514)	(125)	1,235	78
Net unrealized appreciation (depreciation) of investments	7,609	1,676	4,093	1,527
Net increase (decrease) in net assets from operations	1,794	1,425	5,051	1,577
Changes from principal transactions:				
Premiums	4,984	2,485	5,056	3,477
Surrenders and withdrawals	(4,860)	(898)	(3,525)	(254)
Cost of insurance and administrative charges	(2,207)	(1,088)	(2,032)	(569)
Benefit payments	(86)	(1)	(6)	-
Transfers between Divisions (including fixed account), net	(1,102)	(739)	(4,900)	11,498
Increase (decrease) in net assets derived from principal transactions	(3,271)	(241)	(5,407)	14,152
Total increase (decrease) in net assets	(1,477)	1,184	(356)	15,729
Net assets at December 31, 2004	43,063	19,364	43,568	19,658
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(111)	(89)	(192)	89
Net realized gain (loss) on investments and capital gains distributions	2,076	3,377	13,191	655
Net unrealized appreciation (depreciation) of investments	864	(2,150)	(10,577)	3,524
Net increase (decrease) in net assets from operations	2,829	1,138	2,422	4,268
Changes from principal transactions:				
Premiums	3,347	1,283	3,183	5,873
Surrenders and withdrawals	(1,747)	(796)	(1,856)	(593)
Cost of insurance and administrative charges	(1,466)	(739)	(1,468)	(1,185)
Benefit payments	(4)	-	(6)	-
Transfers between Divisions (including fixed account), net	(46,022)	(20,250)	(45,843)	5,450
Increase (decrease) in net assets derived from principal transactions	(45,892)	(20,502)	(45,990)	9,545
Total increase (decrease) in net assets	(43,063)	(19,364)	(43,568)	13,813
Net assets at December 31, 2005	$ -	$ -	$ -	$ 33,471

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	American Funds Insurance Series®- Growth Income Fund - Class 2	American Funds Insurance Series®- International Fund - Class 2	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Service Class
Net Assets at January 1, 2004	$ 3,463	$ 2,412	$ 21,003	$ 1,056
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	119	392	34
Net realized gain (loss) on investments and capital gains distributions	191	161	65	15
Net unrealized appreciation (depreciation) of investments	644	1,376	464	27
Net increase (decrease) in net assets from operations	899	1,656	921	76
Changes from principal transactions:				
Premiums	2,564	2,693	2,317	312
Surrenders and withdrawals	(164)	(139)	(2,420)	(8)
Cost of insurance and administrative charges	(396)	(345)	(1,046)	(88)
Benefit payments	-	-	(7)	-
Transfers between Divisions (including fixed account), net	7,085	7,384	(556)	302
Increase (decrease) in net assets derived from principal transactions	9,089	9,593	(1,712)	518
Total increase (decrease) in net assets	9,988	11,249	(791)	594
Net assets at December 31, 2004	13,451	13,661	20,212	1,650
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	258	392	44
Net realized gain (loss) on investments and capital gains distributions	388	485	209	58
Net unrealized appreciation (depreciation) of investments	408	3,495	(38)	(37)
Net increase (decrease) in net assets from operations	956	4,238	563	65
Changes from principal transactions:				
Premiums	4,117	3,551	1,771	465
Surrenders and withdrawals	(438)	(535)	(1,320)	(54)
Cost of insurance and administrative charges	(695)	(790)	(944)	(109)
Benefit payments	-	-	(7)	-
Transfers between Divisions (including fixed account), net	951	5,682	(2,557)	(298)
Increase (decrease) in net assets derived from principal transactions	3,935	7,908	(3,057)	4
Total increase (decrease) in net assets	4,891	12,146	(2,494)	69
Net assets at December 31, 2005	$ 18,342	$ 25,807	$ 17,718	$ 1,719

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ 53,751	$ 2,000
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(240)	4
Net realized gain (loss) on investments and capital gains distributions	-	-	(1,096)	218
Net unrealized appreciation (depreciation) of investments	-	-	2,415	(115)
Net increase (decrease) in net assets from operations	-	-	1,079	107
Changes from principal transactions:				
Premiums	-	-	5,312	639
Surrenders and withdrawals	-	-	(3,851)	(42)
Cost of insurance and administrative charges	-	-	(2,720)	(174)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	(4,224)	259
Increase (decrease) in net assets derived from principal transactions	-	-	(5,483)	682
Total increase (decrease) in net assets	-	-	(4,404)	789
Net assets at December 31, 2004	-	-	49,347	2,789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(100)	10
Net realized gain (loss) on investments and capital gains distributions	4	-	(475)	142
Net unrealized appreciation (depreciation) of investments	119	3	2,618	(10)
Net increase (decrease) in net assets from operations	120	3	2,043	142
Changes from principal transactions:				
Premiums	164	10	4,186	587
Surrenders and withdrawals	(2)	-	(4,234)	(95)
Cost of insurance and administrative charges	(24)	(1)	(2,414)	(180)
Benefit payments	-	-	(38)	-
Transfers between Divisions (including fixed account), net	1,790	96	(4,497)	(411)
Increase (decrease) in net assets derived from principal transactions	1,928	105	(6,997)	(99)
Total increase (decrease) in net assets	2,048	108	(4,954)	43
Net assets at December 31, 2005	$ 2,048	$ 108	$ 44,393	$ 2,832

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ 38,294	$ 1,641
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	173	19
Net realized gain (loss) on investments and capital gains distributions	-	-	2,867	166
Net unrealized appreciation (depreciation) of investments	-	-	1,404	158
Net increase (decrease) in net assets from operations	-	-	4,444	343
Changes from principal transactions:				
Premiums	-	-	3,779	509
Surrenders and withdrawals	-	-	(2,946)	(64)
Cost of insurance and administrative charges	-	-	(1,605)	(141)
Benefit payments	-	-	(17)	-
Transfers between Divisions (including fixed account), net	-	-	(1,917)	781
Increase (decrease) in net assets derived from principal transactions	-	-	(2,706)	1,085
Total increase (decrease) in net assets	-	-	1,738	1,428
Net assets at December 31, 2004	-	-	40,032	3,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	769	-	(14)	18
Net realized gain (loss) on investments and capital gains distributions	440	-	3,746	350
Net unrealized appreciation (depreciation) of investments	(747)	2	2,437	223
Net increase (decrease) in net assets from operations	462	2	6,169	591
Changes from principal transactions:				
Premiums	162	48	2,896	533
Surrenders and withdrawals	(90)	-	(2,636)	(213)
Cost of insurance and administrative charges	(295)	(7)	(1,507)	(187)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	10,887	405	(7,174)	(332)
Increase (decrease) in net assets derived from principal transactions	10,664	446	(8,421)	(199)
Total increase (decrease) in net assets	11,126	448	(2,252)	392
Net assets at December 31, 2005	$ 11,126	$ 448	$ 37,780	$ 3,461

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING AIM Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Cost of insurance and administrative charges	-	-	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	(2)	(47)
Net realized gain (loss) on investments and capital gains distributions	4	38	59	8
Net unrealized appreciation (depreciation) of investments	-	116	12	933
Net increase (decrease) in net assets from operations	4	149	69	894
Changes from principal transactions:				
Premiums	4	78	56	1,388
Surrenders and withdrawals	-	(33)	(105)	(786)
Cost of insurance and administrative charges	(1)	(38)	(21)	(458)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(7)	3,927	2,025	32,649
Increase (decrease) in net assets derived from principal transactions	(4)	3,934	1,955	32,793
Total increase (decrease) in net assets	-	4,083	2,024	33,687
Net assets at December 31, 2005	$ -	$ 4,083	$ 2,024	$ 33,687

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ 61	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	10	(73)
Net realized gain (loss) on investments and capital gains distributions	-	-	(28)	116
Net unrealized appreciation (depreciation) of investments	-	-	78	2,978
Net increase (decrease) in net assets from operations	-	-	60	3,021
Changes from principal transactions:				
Premiums	-	-	129	1,067
Surrenders and withdrawals	-	-	(1)	(1,274)
Cost of insurance and administrative charges	-	-	(70)	(630)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1,249	19,975
Increase (decrease) in net assets derived from principal transactions	-	-	1,307	19,138
Total increase (decrease) in net assets	-	-	1,367	22,159
Net assets at December 31, 2004	-	-	1,428	22,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	12	(156)
Net realized gain (loss) on investments and capital gains distributions	-	118	367	3,056
Net unrealized appreciation (depreciation) of investments	-	1,023	376	(2,136)
Net increase (decrease) in net assets from operations	-	1,136	755	764
Changes from principal transactions:				
Premiums	2	1,379	271	2,691
Surrenders and withdrawals	-	(1,297)	(30)	(3,371)
Cost of insurance and administrative charges	-	(525)	(125)	(1,373)
Benefit payments	-	-	-	(39)
Transfers between Divisions (including fixed account), net	63	42,123	1,124	12,217
Increase (decrease) in net assets derived from principal transactions	65	41,680	1,240	10,125
Total increase (decrease) in net assets	65	42,816	1,995	10,889
Net assets at December 31, 2005	$ 65	$ 42,816	$ 3,423	$ 33,048

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 465
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	71
Net realized gain (loss) on investments and capital gains distributions	-	-	1	14
Net unrealized appreciation (depreciation) of investments	-	-	180	(76)
Net increase (decrease) in net assets from operations	-	-	181	9
Changes from principal transactions:				
Premiums	-	-	42	594
Surrenders and withdrawals	-	-	-	(52)
Cost of insurance and administrative charges	-	-	(9)	(21)
Benefit payments	-	-	-	(7)
Transfers between Divisions (including fixed account), net	-	-	1,446	377
Increase (decrease) in net assets derived from principal transactions	-	-	1,479	891
Total increase (decrease) in net assets	-	-	1,660	900
Net assets at December 31, 2004	-	-	1,660	1,365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(3)	(8)	74
Net realized gain (loss) on investments and capital gains distributions	(7)	152	91	(17)
Net unrealized appreciation (depreciation) of investments	159	25	34	(26)
Net increase (decrease) in net assets from operations	143	174	117	31
Changes from principal transactions:				
Premiums	222	351	300	725
Surrenders and withdrawals	(39)	-	(8)	(107)
Cost of insurance and administrative charges	(81)	(30)	(66)	(50)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	6,644	1,846	154	979
Increase (decrease) in net assets derived from principal transactions	6,746	2,167	380	1,547
Total increase (decrease) in net assets	6,889	2,341	497	1,578
Net assets at December 31, 2005	$ 6,889	$ 2,341	$ 2,157	$ 2,943

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ 20,993	$ 161	$ 1,870
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	241	208	2	(13)
Net realized gain (loss) on investments and capital gains distributions	-	-	21	87
Net unrealized appreciation (depreciation) of investments	-	-	25	294
Net increase (decrease) in net assets from operations	241	208	48	368
Changes from principal transactions:				
Premiums	9,159	38,879	174	558
Surrenders and withdrawals	(7,658)	(1,615)	-	(67)
Cost of insurance and administrative charges	(1,920)	(1,868)	(17)	(99)
Benefit payments	(512)	(925)	-	-
Transfers between Divisions (including fixed account), net	58,746	(34,858)	576	575
Increase (decrease) in net assets derived from principal transactions	57,815	(387)	733	967
Total increase (decrease) in net assets	58,056	(179)	781	1,335
Net assets at December 31, 2004	58,056	20,814	942	3,205
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,492	709	9	(20)
Net realized gain (loss) on investments and capital gains distributions	-	-	15	391
Net unrealized appreciation (depreciation) of investments	-	-	33	51
Net increase (decrease) in net assets from operations	1,492	709	57	422
Changes from principal transactions:				
Premiums	14,684	43,105	231	750
Surrenders and withdrawals	(20,510)	(1,637)	(8)	(517)
Cost of insurance and administrative charges	(3,584)	(1,917)	(21)	(171)
Benefit payments	(3,010)	(2,626)	-	-
Transfers between Divisions (including fixed account), net	15,035	(23,199)	(227)	1,059
Increase (decrease) in net assets derived from principal transactions	2,615	13,726	(25)	1,121
Total increase (decrease) in net assets	4,107	14,435	32	1,543
Net assets at December 31, 2005	$ 62,163	$ 35,249	$ 974	$ 4,748

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 2,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(11)	(15)
Net realized gain (loss) on investments and capital gains distributions	-	-	1,198	327
Net unrealized appreciation (depreciation) of investments	-	-	526	179
Net increase (decrease) in net assets from operations	-	-	1,713	491
Changes from principal transactions:				
Premiums	-	-	1,389	559
Surrenders and withdrawals	-	-	(1,910)	(74)
Cost of insurance and administrative charges	-	-	(722)	(186)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	27,360	544
Increase (decrease) in net assets derived from principal transactions	-	-	26,117	843
Total increase (decrease) in net assets	-	-	27,830	1,334
Net assets at December 31, 2004	-	-	27,830	4,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(183)	(17)
Net realized gain (loss) on investments and capital gains distributions	120	3	68	100
Net unrealized appreciation (depreciation) of investments	1,065	1	1,190	12
Net increase (decrease) in net assets from operations	1,184	4	1,075	95
Changes from principal transactions:				
Premiums	388	2	2,338	436
Surrenders and withdrawals	(57)	-	(3,049)	(162)
Cost of insurance and administrative charges	(141)	(1)	(1,226)	(200)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	11,341	6	(1,140)	951
Increase (decrease) in net assets derived from principal transactions	11,531	7	(3,077)	1,025
Total increase (decrease) in net assets	12,715	11	(2,002)	1,120
Net assets at December 31, 2005	$ 12,715	$ 11	$ 25,828	$ 5,377

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class
Net Assets at January 1, 2004	$ 1,246	$ -	$ 7	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	-	-	-
Net realized gain (loss) on investments and capital gains distributions	86	-	-	-
Net unrealized appreciation (depreciation) of investments	109	-	(1)	-
Net increase (decrease) in net assets from operations	242	-	(1)	-
Changes from principal transactions:				
Premiums	518	-	14	-
Surrenders and withdrawals	(58)	-	-	-
Cost of insurance and administrative charges	(103)	-	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,178	-	(20)	-
Increase (decrease) in net assets derived from principal transactions	1,535	-	(6)	-
Total increase (decrease) in net assets	1,777	-	(7)	-
Net assets at December 31, 2004	3,023	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	58	-	-
Net realized gain (loss) on investments and capital gains distributions	238	198	1	-
Net unrealized appreciation (depreciation) of investments	(188)	(273)	3	3
Net increase (decrease) in net assets from operations	131	(17)	4	3
Changes from principal transactions:				
Premiums	1,768	311	8	22
Surrenders and withdrawals	(215)	(2,463)	-	-
Cost of insurance and administrative charges	(205)	(139)	(1)	(1)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	882	13,610	44	62
Increase (decrease) in net assets derived from principal transactions	2,230	11,319	51	83
Total increase (decrease) in net assets	2,361	11,302	55	86
Net assets at December 31, 2005	$ 5,384	$ 11,302	$ 55	$ 86

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ 22,308	$ 2,734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1,663	224	67
Net realized gain (loss) on investments and capital gains distributions	-	597	737	107
Net unrealized appreciation (depreciation) of investments	-	12,908	3,283	785
Net increase (decrease) in net assets from operations	-	15,168	4,244	959
Changes from principal transactions:				
Premiums	-	11,357	4,006	1,077
Surrenders and withdrawals	-	(6,367)	(770)	(70)
Cost of insurance and administrative charges	-	(5,052)	(1,331)	(182)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	205,444	4,544	5,962
Increase (decrease) in net assets derived from principal transactions	-	205,382	6,449	6,787
Total increase (decrease) in net assets	-	220,550	10,693	7,746
Net assets at December 31, 2004	-	220,550	33,001	10,480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(1,397)	371	104
Net realized gain (loss) on investments and capital gains distributions	11	1,852	2,909	750
Net unrealized appreciation (depreciation) of investments	483	7,993	(537)	(378)
Net increase (decrease) in net assets from operations	467	8,448	2,743	476
Changes from principal transactions:				
Premiums	548	22,505	5,156	1,879
Surrenders and withdrawals	(517)	(15,677)	(2,186)	(136)
Cost of insurance and administrative charges	(195)	(9,747)	(1,665)	(442)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	15,411	(6,673)	1,281	1,038
Increase (decrease) in net assets derived from principal transactions	15,247	(9,592)	2,586	2,339
Total increase (decrease) in net assets	15,714	(1,144)	5,329	2,815
Net assets at December 31, 2005	$ 15,714	$ 219,406	$ 38,330	$ 13,295

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(11)	-	-
Net realized gain (loss) on investments and capital gains distributions	-	11	-	-
Net unrealized appreciation (depreciation) of investments	-	235	-	-
Net increase (decrease) in net assets from operations	-	235	-	-
Changes from principal transactions:				
Premiums	-	303	-	-
Surrenders and withdrawals	-	(399)	-	-
Cost of insurance and administrative charges	-	(116)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	4,681	-	-
Increase (decrease) in net assets derived from principal transactions	-	4,469	-	-
Total increase (decrease) in net assets	-	4,704	-	-
Net assets at December 31, 2004	-	4,704	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	-	-
Net realized gain (loss) on investments and capital gains distributions	-	60	1	-
Net unrealized appreciation (depreciation) of investments	1	541	31	-
Net increase (decrease) in net assets from operations	1	602	32	-
Changes from principal transactions:				
Premiums	8	601	19	-
Surrenders and withdrawals	-	(283)	-	-
Cost of insurance and administrative charges	(1)	(219)	(13)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	8	(602)	990	7
Increase (decrease) in net assets derived from principal transactions	15	(503)	996	7
Total increase (decrease) in net assets	16	99	1,028	7
Net assets at December 31, 2005	$ 16	$ 4,803	$ 1,028	$ 7

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 1,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	5
Net realized gain (loss) on investments and capital gains distributions	-	-	-	246
Net unrealized appreciation (depreciation) of investments	-	-	-	404
Net increase (decrease) in net assets from operations	-	-	-	655
Changes from principal transactions:				
Premiums	-	-	-	947
Surrenders and withdrawals	-	-	-	(101)
Cost of insurance and administrative charges	-	-	-	(145)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	3,681
Increase (decrease) in net assets derived from principal transactions	-	-	-	4,382
Total increase (decrease) in net assets	-	-	-	5,037
Net assets at December 31, 2004	-	-	-	6,176
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(3)	13
Net realized gain (loss) on investments and capital gains distributions	-	81	2	1,070
Net unrealized appreciation (depreciation) of investments	1	(71)	45	(372)
Net increase (decrease) in net assets from operations	1	12	44	711
Changes from principal transactions:				
Premiums	3	166	356	1,682
Surrenders and withdrawals	-	(4)	(3)	(152)
Cost of insurance and administrative charges	(1)	(12)	(24)	(357)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	30	726	1,957	2,054
Increase (decrease) in net assets derived from principal transactions	32	876	2,286	3,227
Total increase (decrease) in net assets	33	888	2,330	3,938
Net assets at December 31, 2005	$ 33	$ 888	$ 2,330	$ 10,114

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ 5,884	$ 123
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(47)	(1)
Net realized gain (loss) on investments and capital gains distributions	-	-	183	13
Net unrealized appreciation (depreciation) of investments	-	-	168	13
Net increase (decrease) in net assets from operations	-	-	304	25
Changes from principal transactions:				
Premiums	-	-	1,270	53
Surrenders and withdrawals	-	-	(4,077)	(20)
Cost of insurance and administrative charges	-	-	(306)	(26)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	3,175	71
Increase (decrease) in net assets derived from principal transactions	-	-	62	78
Total increase (decrease) in net assets	-	-	366	103
Net assets at December 31, 2004	-	-	6,250	226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	110	126	(1)
Net realized gain (loss) on investments and capital gains distributions	106	2	157	35
Net unrealized appreciation (depreciation) of investments	531	(117)	(141)	(5)
Net increase (decrease) in net assets from operations	658	(5)	142	29
Changes from principal transactions:				
Premiums	399	227	1,158	52
Surrenders and withdrawals	(68)	(2)	(300)	(5)
Cost of insurance and administrative charges	(129)	(85)	(354)	(25)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	3,171	5,959	2,881	434
Increase (decrease) in net assets derived from principal transactions	3,373	6,099	3,385	456
Total increase (decrease) in net assets	4,031	6,094	3,527	485
Net assets at December 31, 2005	$ 4,031	$ 6,094	$ 9,777	$ 711

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ 4,034	$ 143
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(27)	2
Net realized gain (loss) on investments and capital gains distributions	-	-	349	4
Net unrealized appreciation (depreciation) of investments	-	-	732	49
Net increase (decrease) in net assets from operations	-	-	1,054	55
Changes from principal transactions:				
Premiums	-	-	1,449	247
Surrenders and withdrawals	-	-	(170)	(1)
Cost of insurance and administrative charges	-	-	(292)	(51)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	2,162	484
Increase (decrease) in net assets derived from principal transactions	-	-	3,149	679
Total increase (decrease) in net assets	-	-	4,203	734
Net assets at December 31, 2004	-	-	8,237	877
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(80)	(1)	23	(2)
Net realized gain (loss) on investments and capital gains distributions	298	18	884	23
Net unrealized appreciation (depreciation) of investments	2,829	1	(577)	59
Net increase (decrease) in net assets from operations	3,047	18	330	80
Changes from principal transactions:				
Premiums	1,537	1	1,371	139
Surrenders and withdrawals	(1,202)	-	(465)	(53)
Cost of insurance and administrative charges	(616)	(19)	(371)	(66)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	43,047	72	817	175
Increase (decrease) in net assets derived from principal transactions	42,766	54	1,352	195
Total increase (decrease) in net assets	45,813	72	1,682	275
Net assets at December 31, 2005	$ 45,813	$ 72	$ 9,919	$ 1,152

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class I
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 4,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	30
Net realized gain (loss) on investments and capital gains distributions	-	-	-	228
Net unrealized appreciation (depreciation) of investments	-	-	1	243
Net increase (decrease) in net assets from operations	-	-	1	501
Changes from principal transactions:				
Premiums	-	2	9	936
Surrenders and withdrawals	-	-	-	(71)
Cost of insurance and administrative charges	-	-	-	(231)
Benefit payments	-	-	-	(18)
Transfers between Divisions (including fixed account), net	31	40	42	77
Increase (decrease) in net assets derived from principal transactions	31	42	51	693
Total increase (decrease) in net assets	31	42	52	1,194
Net assets at December 31, 2004	31	42	52	5,418
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	16	1	44
Net realized gain (loss) on investments and capital gains distributions	18	10	(4)	516
Net unrealized appreciation (depreciation) of investments	57	132	2	(340)
Net increase (decrease) in net assets from operations	83	158	(1)	220
Changes from principal transactions:				
Premiums	2,416	1,409	19	774
Surrenders and withdrawals	(159)	(123)	-	(585)
Cost of insurance and administrative charges	(46)	(67)	(7)	(264)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,111	2,709	69	(610)
Increase (decrease) in net assets derived from principal transactions	4,322	3,928	81	(685)
Total increase (decrease) in net assets	4,405	4,086	80	(465)
Net assets at December 31, 2005	$ 4,436	$ 4,128	$ 132	$ 4,953

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I
Net Assets at January 1, 2004	$ 7,802	$ 2,906	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	(13)	-	-
Net realized gain (loss) on investments and capital gains distributions	463	283	-	-
Net unrealized appreciation (depreciation) of investments	1,150	607	-	-
Net increase (decrease) in net assets from operations	1,626	877	-	-
Changes from principal transactions:				
Premiums	2,257	803	-	-
Surrenders and withdrawals	(156)	(118)	-	-
Cost of insurance and administrative charges	(432)	(161)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,472	2,228	-	-
Increase (decrease) in net assets derived from principal transactions	4,141	2,752	-	-
Total increase (decrease) in net assets	5,767	3,629	-	-
Net assets at December 31, 2004	13,569	6,535	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(17)	(1)	233
Net realized gain (loss) on investments and capital gains distributions	2,620	1,239	-	(7)
Net unrealized appreciation (depreciation) of investments	(897)	(507)	(8)	(136)
Net increase (decrease) in net assets from operations	1,746	715	(9)	90
Changes from principal transactions:				
Premiums	2,372	1,039	12	519
Surrenders and withdrawals	(398)	(272)	(2)	(440)
Cost of insurance and administrative charges	(583)	(305)	(6)	(179)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,978	2,879	1,916	14,772
Increase (decrease) in net assets derived from principal transactions	3,369	3,341	1,920	14,672
Total increase (decrease) in net assets	5,115	4,056	1,911	14,762
Net assets at December 31, 2005	$ 18,684	$ 10,591	$ 1,911	$ 14,762

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Net Assets at January 1, 2004	$ 1,281	$ 1,404	$ -	$ 2,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(5)	-	(16)
Net realized gain (loss) on investments and capital gains distributions	62	187	-	176
Net unrealized appreciation (depreciation) of investments	57	18	-	57
Net increase (decrease) in net assets from operations	135	200	-	217
Changes from principal transactions:				
Premiums	218	316	-	639
Surrenders and withdrawals	(14)	(65)	-	(92)
Cost of insurance and administrative charges	(73)	(127)	-	(167)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	304	754	-	338
Increase (decrease) in net assets derived from principal transactions	435	878	-	718
Total increase (decrease) in net assets	570	1,078	-	935
Net assets at December 31, 2004	1,851	2,482	-	3,678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(9)	161	(19)
Net realized gain (loss) on investments and capital gains distributions	404	191	8	126
Net unrealized appreciation (depreciation) of investments	(284)	37	610	230
Net increase (decrease) in net assets from operations	134	219	779	337
Changes from principal transactions:				
Premiums	169	299	579	462
Surrenders and withdrawals	(50)	(130)	(307)	(163)
Cost of insurance and administrative charges	(70)	(207)	(180)	(230)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,034)	46	13,269	(457)
Increase (decrease) in net assets derived from principal transactions	(1,985)	8	13,361	(388)
Total increase (decrease) in net assets	(1,851)	227	14,140	(51)
Net assets at December 31, 2005	$ -	$ 2,709	$ 14,140	$ 3,627

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Service Shares	Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	Janus Aspen Series Worldwide Growth Portfolio - Service Shares
Net Assets at January 1, 2004	$ 5,775	$ 6,883	$ 2,203	$ 3,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	570	23	(15)	13
Net realized gain (loss) on investments and capital gains distributions	258	1,288	49	(86)
Net unrealized appreciation (depreciation) of investments	(540)	(261)	435	187
Net increase (decrease) in net assets from operations	288	1,050	469	114
Changes from principal transactions:				
Premiums	2,444	1,195	378	634
Surrenders and withdrawals	(543)	(523)	(99)	(338)
Cost of insurance and administrative charges	(421)	(339)	(141)	(184)
Benefit payments	(8)	-	-	-
Transfers between Divisions (including fixed account), net	1,170	(998)	178	(583)
Increase (decrease) in net assets derived from principal transactions	2,642	(665)	316	(471)
Total increase (decrease) in net assets	2,930	385	785	(357)
Net assets at December 31, 2004	8,705	7,268	2,988	3,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	567	26	(6)	(6)
Net realized gain (loss) on investments and capital gains distributions	(43)	2,554	517	353
Net unrealized appreciation (depreciation) of investments	(234)	(1,140)	(730)	(490)
Net increase (decrease) in net assets from operations	290	1,440	(219)	(143)
Changes from principal transactions:				
Premiums	2,993	702	114	176
Surrenders and withdrawals	(362)	(244)	(79)	(118)
Cost of insurance and administrative charges	(596)	(291)	(48)	(60)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	5,221	(8,875)	(2,756)	(3,304)
Increase (decrease) in net assets derived from principal transactions	7,256	(8,708)	(2,769)	(3,306)
Total increase (decrease) in net assets	7,546	(7,268)	(2,988)	(3,449)
Net assets at December 31, 2005	$ 16,251	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund
Net Assets at January 1, 2004	$ 8,330	$ 1,103	$ 5,926	$ 1,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2	(40)	(7)
Net realized gain (loss) on investments and capital gains distributions	847	74	906	118
Net unrealized appreciation (depreciation) of investments	1,187	185	(423)	133
Net increase (decrease) in net assets from operations	2,085	261	443	244
Changes from principal transactions:				
Premiums	1,116	263	609	262
Surrenders and withdrawals	(464)	(21)	(394)	(98)
Cost of insurance and administrative charges	(393)	(68)	(207)	(134)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	907	405	449	840
Increase (decrease) in net assets derived from principal transactions	1,166	579	457	870
Total increase (decrease) in net assets	3,251	840	900	1,114
Net assets at December 31, 2004	11,581	1,943	6,826	2,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	105	1	(60)	(6)
Net realized gain (loss) on investments and capital gains distributions	1,281	373	1,259	276
Net unrealized appreciation (depreciation) of investments	(26)	(167)	(282)	50
Net increase (decrease) in net assets from operations	1,360	207	917	320
Changes from principal transactions:				
Premiums	1,150	238	567	235
Surrenders and withdrawals	(334)	(12)	(220)	(22)
Cost of insurance and administrative charges	(489)	(130)	(232)	(167)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,630	661	(243)	88
Increase (decrease) in net assets derived from principal transactions	1,957	757	(128)	134
Total increase (decrease) in net assets	3,317	964	789	454
Net assets at December 31, 2005	$ 14,898	$ 2,907	$ 7,615	$ 3,106

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net Assets at January 1, 2004	$ 14,408	$ 30,686	$ -	$ 7,115
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(100)	804	-	(29)
Net realized gain (loss) on investments and capital gains distributions	(433)	43	-	794
Net unrealized appreciation (depreciation) of investments	2,567	(802)	-	1,589
Net increase (decrease) in net assets from operations	2,034	45	-	2,354
Changes from principal transactions:				
Premiums	1,598	2,782	-	2,918
Surrenders and withdrawals	(1,277)	(3,723)	-	(147)
Cost of insurance and administrative charges	(603)	(1,262)	-	(494)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,669)	(713)	-	4,473
Increase (decrease) in net assets derived from principal transactions	(2,951)	(2,916)	-	6,750
Total increase (decrease) in net assets	(917)	(2,871)	-	9,104
Net assets at December 31, 2004	13,491	27,815	-	16,219
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(95)	536	-	(22)
Net realized gain (loss) on investments and capital gains distributions	359	(234)	-	2,991
Net unrealized appreciation (depreciation) of investments	1,426	(99)	2	(2,344)
Net increase (decrease) in net assets from operations	1,690	203	2	625
Changes from principal transactions:				
Premiums	1,342	2,412	18	981
Surrenders and withdrawals	(798)	(2,728)	-	(161)
Cost of insurance and administrative charges	(575)	(1,163)	(1)	(523)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(275)	(3,223)	28	(17,141)
Increase (decrease) in net assets derived from principal transactions	(306)	(4,702)	45	(16,844)
Total increase (decrease) in net assets	1,384	(4,499)	47	(16,219)
Net assets at December 31, 2005	$ 14,875	$ 23,316	$ 47	$ -

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Growth and Income Fund - Class IB Shares	Putnam VT New Opportunities Fund - Class IB Shares	Putnam VT Small Cap Value Fund - Class IB Shares
Net Assets at January 1, 2004	$ 2,455	$ 5,300	$ 776	$ 15,925
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	54	(8)	(37)
Net realized gain (loss) on investments and capital gains distributions	219	128	(12)	1,711
Net unrealized appreciation (depreciation) of investments	608	454	261	2,329
Net increase (decrease) in net assets from operations	807	636	241	4,003
Changes from principal transactions:				
Premiums	843	1,036	84	2,880
Surrenders and withdrawals	(79)	(314)	(32)	(1,311)
Cost of insurance and administrative charges	(170)	(297)	(99)	(893)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,612	787	2,225	323
Increase (decrease) in net assets derived from principal transactions	2,206	1,212	2,178	999
Total increase (decrease) in net assets	3,013	1,848	2,419	5,002
Net assets at December 31, 2004	5,468	7,148	3,195	20,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	88	(4)	1,010
Net realized gain (loss) on investments and capital gains distributions	983	1,379	385	2,263
Net unrealized appreciation (depreciation) of investments	(236)	(1,365)	(380)	(2,047)
Net increase (decrease) in net assets from operations	716	102	1	1,226
Changes from principal transactions:				
Premiums	751	709	55	2,153
Surrenders and withdrawals	(215)	(106)	(22)	(1,437)
Cost of insurance and administrative charges	(232)	(229)	(80)	(966)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(120)	(7,624)	(3,149)	(2,245)
Increase (decrease) in net assets derived from principal transactions	184	(7,250)	(3,196)	(2,495)
Total increase (decrease) in net assets	900	(7,148)	(3,195)	(1,269)
Net assets at December 31, 2005	$ 6,368	$ -	$ -	$ 19,658

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Putnam VT Voyager Fund - Class IB Shares	Van Eck Worldwide Bond Fund	Van Eck Worldwide Emerging Markets Fund	Van Eck Worldwide Hard Assets Fund
Net Assets at January 1, 2004	$ 1,455	$ 5,371	$ 10,998	$ 7,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	432	(5)	(14)
Net realized gain (loss) on investments and capital gains distributions	97	138	1,944	1,233
Net unrealized appreciation (depreciation) of investments	(22)	(197)	731	94
Net increase (decrease) in net assets from operations	72	373	2,670	1,313
Changes from principal transactions:				
Premiums	288	695	1,414	476
Surrenders and withdrawals	(26)	(255)	(486)	(117)
Cost of insurance and administrative charges	(80)	(306)	(454)	(230)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(135)	(630)	115	(307)
Increase (decrease) in net assets derived from principal transactions	47	(496)	589	(178)
Total increase (decrease) in net assets	119	(123)	3,259	1,135
Net assets at December 31, 2004	1,574	5,248	14,257	8,359
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	360	27	(30)
Net realized gain (loss) on investments and capital gains distributions	202	(173)	1,703	1,705
Net unrealized appreciation (depreciation) of investments	(196)	(333)	3,019	2,276
Net increase (decrease) in net assets from operations	11	(146)	4,749	3,951
Changes from principal transactions:				
Premiums	108	580	1,558	647
Surrenders and withdrawals	(111)	(86)	(764)	(310)
Cost of insurance and administrative charges	(55)	(213)	(611)	(330)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,527)	(5,383)	2,240	1,481
Increase (decrease) in net assets derived from principal transactions	(1,585)	(5,102)	2,423	1,488
Total increase (decrease) in net assets	(1,574)	(5,248)	7,172	5,439
Net assets at December 31, 2005	$ -	$ -	$ 21,429	$ 13,798

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Van Eck Worldwide Real Estate Fund
Net Assets at January 1, 2004	$ 6,614
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	65
Net realized gain (loss) on investments and capital gains distributions	683
Net unrealized appreciation (depreciation) of investments	1,868
Net increase (decrease) in net assets from operations	2,616
Changes from principal transactions:	
Premiums	1,468
Surrenders and withdrawals	(390)
Cost of insurance and administrative charges	(396)
Benefit payments	-
Transfers between Divisions (including fixed account), net	1,379
Increase (decrease) in net assets derived from principal transactions	2,061
Total increase (decrease) in net assets	4,677
Net assets at December 31, 2004	11,291
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	193
Net realized gain (loss) on investments and capital gains distributions	3,771
Net unrealized appreciation (depreciation) of investments	(3,041)
Net increase (decrease) in net assets from operations	923
Changes from principal transactions:	
Premiums	941
Surrenders and withdrawals	(282)
Cost of insurance and administrative charges	(407)
Benefit payments	-
Transfers between Divisions (including fixed account), net	(12,466)
Increase (decrease) in net assets derived from principal transactions	(12,214)
Total increase (decrease) in net assets	(11,291)
Net assets at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

1.   **Organization**

Security Life of Denver Insurance Company Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is a wholly owned subsidiary of ING America Insurance Holdings ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, and ING Corporate Advantage Variable Universal Life policies (collectively, "Policies") offered by the Company.

The Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Policies allow the contractowners to specify the allocation of their net premiums to the various funds. They can also transfer their account values among the funds. The Policies also provide the contractowners the option to allocate their net premiums or transfer their account values to a Guaranteed Interest Account ("GIA") in the Company's general account. The GIA guarantees a fixed rate of interest to the contractowner, and is not included in the Account's financial statements. The Account may be used to support other variable life policies as they are offered by the Company.

The assets of the Account are property of the Company. However, the portion of the Account's assets attributable to the Policies cannot be used to satisfy liabilities arising out of any other operations of the Company.

At December 31, 2005, the Account had, 81 investment divisions (the "Divisions") 26 of which invest in independently managed mutual funds and 55 of which invest in mutual funds managed by an affiliate, either Direct Services, Inc., ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2005, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Core Stock Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Asset Manager^{SM} Portfolio – Service Class
  Fidelity® VIP Contrafund® Portfolio – Service Class**
  Fidelity® VIP Equity-Income Portfolio - Service Class**
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP High Income Portfolio - Service Class**
  Fidelity® VIP Investment Grade Bond
    Portfolio - Initial Class**
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class**
  ING Evergreen Health Sciences Portfolio - Class S**
  ING Evergreen Omega Portfolio - Institutional Class**
  ING FMR^{SM} Diversified Mid Cap Portfolio -Service
    Class**
  ING FMR^{SM} Earnings Growth
    Portfolio - Institutional Class**
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Small Cap Equity
    Portfolio - Institutional Class*
  ING JPMorgan Value Opportunities
    Portfolio - Service Class**
  ING Julius Baer Foreign Portfolio - Institutional Class**
  ING Legg Mason Value Portfolio - Institutional Class*
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class*
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities
    Portfolio - Service Class**
  ING Mercury Large Cap Growth Portfolio - Service Class**
  ING Mercury Large Cap Value
    Portfolio - Institutional Class*
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class**
  ING Oppenheimer Main Street
    Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Service Class**
  ING Pioneer Mid-Cap Value Portfolio - Class I**
  ING Stock Index Portfolio - Institutional Class*

ING Investors Trust (continued):
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income
    Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class**
  ING Van Kampen Equity Growth
    Portfolio - Institutional Class*
  ING Van Kampen Growth and Income
    Portfolio - Service Class**
  ING VP Index Plus International Equity
    Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class**
  ING American Century Small Cap Value
    Portfolio - Initial Class**
  ING Baron Small Cap Growth Portfolio - Initial Class**
  ING JPMorgan Mid Cap Value - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class**
  ING Oppenheimer Strategic Income
    Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class**
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class**
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced
    Portfolio - Class I*
  ING VP Strategic Allocation Growth Portfolio - Class I*
  ING VP Strategic Allocation Income Portfolio - Class I*
ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class I
  ING VP Index Plus Mid Cap Portfolio - Class I
  ING VP Index Plus Small Cap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I**
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I**
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S**
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund

Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Growth Portfolio® - Class I
   Neuberger Berman AMT Limited Maturity Bond
     Portfolio® - Class I
   Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I**
Pioneer Variable Contracts Trust:
   Pioneer Small Cap Value VCT Portfolio - Class I

Putnam Variable Trust:
   Putnam VT Small Cap Value Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Emerging Markets Fund
   Van Eck Worldwide Hard Assets Fund

*   Division added in 2004
** Division added in 2005

The names of certain Divisions were changed during 2005. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING AllianceBernstein Mid-Cap Growth Portfolio - Institutional Class	ING Alliance Mid-Cap Growth Portfolio - Class I
ING Global Resources Portfolio - Institutional Class	ING Hard Assets Portfolio - Institutional Class
ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Salomon Brothers Investors Portfolio - Institutional Class
ING Mercury Large Cap Value Portfolio - Institutional Class	ING Mercury Focus Value Portfolio - Institutional Class

During 2005, the following Divisions were closed to contractowners:

AIM V.I. Capital Appreciation Fund - Series I Shares
AIM V.I. Health Sciences Fund - Series I Shares
AIM V.I. High Yield Fund - Series I Shares
AIM V.I. Small Company Growth Fund - Series I Shares
AIM V.I. Total Return Fund - Series I Shares
AIM V.I. Utilities Fund - Series I Shares
Alger American Growth Portfolio - Class O
Alger American Leveraged AllCap Portfolio - Class O
Alger American MidCap Growth Portfolio - Class O
ING AIM Mid Cap Growth Portfolio - Service Class
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series International Growth
   Portfolio - Service Shares

Janus Aspen Series Mid Cap Growth
   Portfolio - Service Shares
Janus Aspen Series Worldwide Growth
   Portfolio - Service Shares
Pioneer Mid-Cap Value VCT Portfolio - Class I
Putnam VT Growth and Income Fund - Class IB Shares
Putnam VT New Opportunities Fund - Class IB Shares
Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Bond Fund
Van Eck Worldwide Real Estate Fund

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

ING American Century Select Portfolio - Initial Class
ING FMR^{SM} Earnings Growth Portfolio - Service Class
ING Fundamental Research Portfolio - Initial Class
ING MarketPro Portfolio - Class I
ING MarketStyle Growth Portfolio - Class I
ING MarketStyle Moderate Growth Portfolio - Class I
ING MarketStyle Moderate Portfolio - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund of the Trusts are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

Contractowner Reserves

Contractowner reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions less payables. To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the daily asset value of the Separate Account Divisions, is charged to the Account for mortality and expense risks assumed by the Company.

For the Corporate Benefits, Corporate Advantage, Strategic Benefits, Asset Portfolio Manager, and Asset Accumulator Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged. For Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% of the contractowner account value, is charged. For Strategic Benefits Policies, a monthly deduction, at an annual rate of 0.85%, 0.60%, and 0.05%, of the contractowner account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies. For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.

4.   **Related Party Transactions**

During the year ended December 31, 2005, management and service fees were paid indirectly to Direct Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.26% to 0.91% of the average net assets of each respective Portfolio.

Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolio, Inc., and ING Variable Portfolios, Inc.   The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.80% of the average net assets of each respective Portfolio.

Additionally, management fees were paid to ING Life Insurance and Annuity Company, an affiliate of the Company, in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rates range from 0.50% to 1.00% of the average net assets of each respective Portfolio.

5.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2005		**2004**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 574	$ 12,889	$ 1,650	$ 1,483
AIM V.I. Core Stock Fund - Series I Shares	1,344	3,683	2,665	7,081
AIM V.I. Government Securities Fund - Series I Shares	3,488	5,444	4,951	10,498
AIM V.I. Health Sciences Fund - Series I Shares	474	1,837	2,965	2,358
AIM V.I. High Yield Fund - Series I Shares	24,970	53,379	37,916	11,557
AIM V.I. Small Company Growth Fund - Series I Shares	640	15,788	2,081	2,834
AIM V.I. Total Return Fund - Series I Shares	1,030	10,067	833	2,271
AIM V.I. Utilities Fund - Series I Shares	2,469	15,818	4,455	4,188
Alger American Funds:				
Alger American Growth Portfolio - Class O	5,250	51,253	4,840	8,412
Alger American Leveraged AllCap Portfolio - Class O	664	21,255	3,404	3,771
Alger American MidCap Growth Portfolio - Class O	5,489	50,023	4,809	10,493
American Funds Insurance Series:				
American Funds Insurance Series®- Growth Fund - Class 2	12,731	3,098	14,665	541
American Funds Insurance Series®- Growth Income Fund - Class 2	6,945	2,784	10,811	1,658
American Funds Insurance Series®- International Fund - Class 2	9,939	1,772	10,364	652
Fidelity Variable Insurance Products:				
Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class	1,686	4,344	2,781	4,101
Fidelity® VIP Asset Manager^{SM} Portfolio - Service Class	590	542	799	247
Fidelity® VIP Contrafund® Portfolio - Service Class	1,969	43	-	-
Fidelity® VIP Equity-Income Portfolio - Service Class	105	1	-	-
Fidelity® VIP Growth Portfolio - Initial Class	6,388	13,483	7,951	13,674
Fidelity® VIP Growth Portfolio - Service Class	941	1,031	1,597	911
Fidelity® VIP High Income Portfolio - Service Class	22,284	10,851	-	-
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	487	41	-	-
Fidelity® VIP Overseas Portfolio - Initial Class	3,190	11,420	8,062	10,595
Fidelity® VIP Overseas Portfolio - Service Class	1,012	1,177	1,731	627
ING Investors Trust:				
ING AIM Mid Cap Growth Portfolio - Service Class	371	376	-	-
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	4,528	598	-	-
ING Evergreen Health Sciences Portfolio - Class S	2,205	197	-	-
ING Evergreen Omega Portfolio - Institutional Class	34,026	1,279	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	65	-	-	-
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	45,210	3,439	-	-
ING Global Resources Portfolio - Institutional Class	2,884	1,519	1,849	532
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	26,191	14,298	28,222	9,135
ING JPMorgan Value Opportunities Portfolio - Service Class	7,088	351	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	2,471	160	-	-
ING Legg Mason Value Portfolio - Institutional Class	1,370	994	1,508	29

	Year Ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Limited Maturity Bond Portfolio - Service Class	$ 1,899	$ 273	$ 1,131	$ 158
ING Liquid Assets Portfolio - Institutional Class	127,652	123,544	109,422	51,366
ING Liquid Assets Portfolio - Service Class	48,772	34,338	28,890	29,069
ING Lord Abbett Affiliated Portfolio - Institutional Class	358	374	939	204
ING Marsico Growth Portfolio - Institutional Class	5,751	4,650	2,330	1,376
ING Marsico International Opportunities Portfolio - Service Class	14,258	2,566	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	177	170	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	3,052	6,309	34,564	7,265
ING MFS Mid Cap Growth Portfolio - Institutional Class	1,809	801	2,202	1,374
ING MFS Total Return Portfolio - Institutional Class	4,110	1,659	2,284	702
ING MFS Utilities Portfolio - Service Class	14,264	2,658	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	82	30	16	22
ING Pioneer Fund Portfolio - Service Class	86	2	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	18,330	3,109	-	-
ING Stock Index Portfolio - Institutional Class	17,395	28,380	219,854	12,192
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	10,369	6,134	9,402	2,519
ING T. Rowe Price Equity Income Portfolio - Institutional Class	5,128	2,387	7,393	489
ING UBS U.S. Allocation Portfolio - Service Class	16	1	-	-
ING Van Kampen Equity Growth Portfolio - Institutional Class	942	1,443	5,878	1,398
ING Van Kampen Growth and Income Portfolio - Service Class	1,013	17	-	-
ING VP Index Plus International Equity Portfolio - Service Class	7	-	-	-
ING Partners Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	33	1	-	-
ING American Century Small Cap Value Portfolio - Initial Class	975	16	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	2,438	156	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	6,016	2,078	4,975	410
ING Oppenheimer Global Portfolio - Initial Class	3,838	377	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	7,253	1,044	-	-
ING PIMCO Total Return Portfolio - Initial Class	6,733	3,104	4,920	4,817
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	752	297	480	403
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	46,272	3,540	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	2,599	2,546	-	-
ING Van Kampen Comstock Portfolio - Initial Class	4,151	2,417	4,452	1,298
ING Van Kampen Equity and Income Portfolio - Initial Class	399	206	1,287	606
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	4,733	403	31	-
ING VP Strategic Allocation Growth Portfolio - Class I	4,590	646	51	-
ING VP Strategic Allocation Income Portfolio - Class I	730	647	42	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class I	1,818	2,460	1,723	1,000
ING VP Index Plus MidCap Portfolio - Class I	9,205	4,679	6,080	1,926
ING VP Index Plus SmallCap Portfolio - Class I	6,241	2,462	3,599	837
ING VP Value Opportunity Portfolio - Class I	1,923	3	-	-

	Year Ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP High Yield Bond Portfolio - Class I	$ 15,324	$ 653	$ -	$ -
ING VP MagnaCap Portfolio - Class I	463	2,256	830	379
ING VP MidCap Opportunities Portfolio - Class I	6,710	6,710	1,588	715
ING VP Real Estate Portfolio - Class S	14,324	802	-	-
ING VP SmallCap Opportunities Portfolio - Class I	7,106	7,513	8,871	8,169
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	10,199	2,313	5,530	2,021
Janus Aspen Series:				
Janus Aspen Series International Growth Portfolio - Service Shares	6,878	15,561	4,065	4,707
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	144	2,919	794	493
Janus Aspen Series Worldwide Growth Portfolio - Service Shares	146	3,458	618	1,076
M Fund, Inc.:				
Brandes International Equity Fund	4,050	1,190	3,169	1,392
Business Opportunity Value Fund	1,382	392	802	209
Frontier Capital Appreciation Fund	2,052	1,661	3,010	2,593
Turner Core Growth Fund	2,415	2,287	1,673	810
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth Portfolio® - Class I	1,508	1,909	1,336	4,387
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	2,480	6,645	5,122	7,234
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	48	3	-	-
Pioneer Variable Contracts Trust:				
Pioneer Mid Cap Value VCT Portfolio - Class I	5,309	21,201	10,957	4,130
Pioneer Small Cap Value VCT Portfolio - Class I	4,410	4,071	3,199	1,013
Putnam Variable Trust:				
Putnam VT Growth and Income Fund - Class IB Shares	836	7,997	2,173	907
Putnam VT New Opportunities Fund - Class IB Shares	48	3,248	6,650	4,480
Putnam VT Small Cap Value Fund - Class IB Shares	3,477	4,962	6,708	5,746
Putnam VT Voyager Fund - Class IB Shares	715	2,296	573	529
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond Fund	2,102	6,844	3,216	3,280
Van Eck Worldwide Emerging Markets Fund	6,006	3,557	5,950	5,366
Van Eck Worldwide Hard Assets Fund	8,038	6,580	5,318	5,510
Van Eck Worldwide Real Estate Fund	3,043	14,951	5,069	2,943

6.   Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	306,395	1,384,712	(1,078,317)	276,577	244,823	31,754
AIM V.I. Core Stock Fund - Series I Shares	176,758	263,190	(86,432)	274,013	436,882	(162,869)
AIM V.I. Government Securities Fund - Series I Shares	370,932	559,678	(188,746)	508,780	985,161	(476,381)
AIM V.I. Health Sciences Fund - Series I Shares	47,987	161,010	(113,023)	288,063	235,715	52,348
AIM V.I. High Yield Fund - Series I Shares	3,727,723	6,305,334	(2,577,611)	3,837,136	1,259,525	2,577,611
AIM V.I. Small Company Growth Fund - Series I Shares	1,128,032	2,190,140	(1,062,108)	306,032	344,781	(38,749)
AIM V.I. Total Return Fund - Series I Shares	80,950	629,153	(548,203)	96,766	187,998	(91,232)
AIM V.I. Utilities Fund - Series I Shares	497,100	1,214,371	(717,271)	461,572	437,243	24,329
Alger American Funds:						
Alger American Growth Portfolio - Class O	2,038,145	4,219,259	(2,181,114)	591,824	671,891	(80,067)
Alger American Leveraged AllCap Portfolio - Class O	83,431	871,170	(787,739)	340,186	254,417	85,769
Alger American MidCap Growth Portfolio - Class O	1,719,809	3,262,168	(1,542,359)	493,625	575,504	(81,879)
American Funds Insurance Series:						
American Funds Insurance Series®- Growth Fund - Class 2	1,060,764	421,320	639,444	1,200,423	144,190	1,056,233
American Funds Insurance Series®- Growth Income Fund - Class 2	587,035	310,499	276,536	876,122	197,178	678,944
American Funds Insurance Series®- International Fund - Class 2	677,748	213,655	464,093	758,686	104,417	654,269
Fidelity Variable Insurance Products:						
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class	117,611	278,860	(161,249)	191,330	284,461	(93,131)
Fidelity® VIP Asset Manager[SM] Portfolio - Service Class	57,130	56,742	388	79,981	32,070	47,911
Fidelity® VIP Contrafund® Portfolio - Service Class	179,007	9,457	169,550	-	-	-
Fidelity® VIP Equity-Income Portfolio - Service Class	9,809	144	9,665	-	-	-
Fidelity® VIP Growth Portfolio - Initial Class	459,720	770,861	(311,141)	603,249	825,394	(222,145)
Fidelity® VIP Growth Portfolio - Service Class	150,913	164,171	(13,258)	237,816	149,263	88,553
Fidelity® VIP High Income Portfolio - Service Class	2,119,433	1,056,342	1,063,091	-	-	-
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	49,391	5,434	43,957	-	-	-

| | **Year Ended December 31** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Fidelity Variable Insurance Products (continued):						
Fidelity® VIP Overseas Portfolio - Initial Class	347,780	859,553	(511,773)	800,926	979,623	(178,697)
Fidelity® VIP Overseas Portfolio - Service Class	125,372	141,752	(16,380)	221,133	98,863	122,270
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	369,226	50,400	318,826	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	199,638	19,442	180,196	-	-	-
ING Evergreen Omega Portfolio - Institutional Class	3,141,898	199,421	2,942,477	-	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	6,388	27	6,361	-	-	-
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	4,464,173	422,791	4,041,382	-	-	-
ING Global Resources Portfolio - Institutional Class	167,491	102,267	65,224	137,713	45,486	92,227
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	2,215,621	1,398,682	816,939	2,799,236	957,685	1,841,551
ING JPMorgan Value Opportunities Portfolio - Service Class	687,560	44,245	643,315	-	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	216,392	18,675	197,717	-	-	-
ING Legg Mason Value Portfolio - Institutional Class	136,757	103,473	33,284	149,780	3,787	145,993
ING Limited Maturity Bond Portfolio - Service Class	155,526	26,643	128,883	80,879	13,534	67,345
ING Liquid Assets Portfolio - Institutional Class	13,640,075	13,363,703	276,372	11,569,986	5,787,471	5,782,515
ING Liquid Assets Portfolio - Service Class	5,697,210	4,534,434	1,162,776	4,695,648	4,728,374	(32,726)
ING Lord Abbett Affiliated Portfolio - Institutional Class	26,163	27,207	(1,044)	70,313	16,670	53,643
ING Marsico Growth Portfolio - Institutional Class	558,675	463,019	95,656	290,477	188,657	101,820
ING Marsico International Opportunities Portfolio - Service Class	1,275,577	258,178	1,017,399	-	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	32,272	31,301	971	-	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	450,146	739,400	(289,254)	3,312,315	780,640	2,531,675
ING MFS Mid Cap Growth Portfolio - Institutional Class	254,755	131,928	122,827	299,385	198,782	100,603
ING MFS Total Return Portfolio - Institutional Class	308,212	142,402	165,810	194,336	71,281	123,055
ING MFS Utilities Portfolio - Service Class	1,241,662	255,356	986,306	-	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	8,628	3,217	5,411	-	-	-
ING Pioneer Fund Portfolio - Service Class	8,009	213	7,796	-	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	1,816,700	384,375	1,432,325	-	-	-
ING Stock Index Portfolio - Institutional Class	3,108,373	3,952,786	(844,413)	22,144,352	2,105,757	20,038,595
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	798,828	629,836	168,992	829,881	373,831	456,050

	Year Ended December 31					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Investors Trust (continued):						
ING T. Rowe Price Equity Income Portfolio - Institutional Class	411,358	240,660	170,698	602,874	87,714	515,160
ING UBS U.S. Allocation Portfolio - Service Class	1,534	105	1,429	-	-	-
ING Van Kampen Equity Growth Portfolio - Institutional Class	115,808	164,680	(48,872)	598,337	158,618	439,719
ING Van Kampen Growth and Income Portfolio - Service Class	93,895	2,206	91,689	-	-	-
ING VP Index Plus International Equity Portfolio - Service Class	671	-	671	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	3,235	110	3,125	-	-	-
ING American Century Small Cap Value Portfolio - Initial Class	80,707	2,994	77,713	-	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	231,451	21,858	209,593	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	387,207	181,550	205,657	365,739	52,516	313,223
ING Oppenheimer Global Portfolio - Initial Class	387,774	53,271	334,503	-	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	714,401	113,950	600,451	-	-	-
ING PIMCO Total Return Portfolio - Initial Class	674,602	359,558	315,044	516,489	504,981	11,508
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	51,280	21,403	29,877	38,205	31,682	6,523
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,332,120	433,376	3,898,744	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	495,648	489,288	6,360	-	-	-
ING Van Kampen Comstock Portfolio - Initial Class	378,785	270,086	108,699	451,478	171,003	280,475
ING Van Kampen Equity and Income Portfolio - Initial Class	38,226	20,579	17,647	130,095	64,748	65,347
ING Strategic Allocation Portfolio, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	432,300	40,988	391,312	2,881	1	2,880
ING VP Strategic Allocation Growth Portfolio - Class I	429,172	79,024	350,148	3,821	2	3,819
ING VP Strategic Allocation Income Portfolio - Class I	70,002	62,719	7,283	4,975	32	4,943
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class I	183,486	246,108	(62,622)	196,105	126,678	69,427
ING VP Index Plus MidCap Portfolio - Class I	677,855	418,623	259,232	579,713	225,195	354,518
ING VP Index Plus SmallCap Portfolio - Class I	466,907	217,204	249,703	328,838	105,581	223,257
ING VP Value Opportunity Portfolio - Class I	193,244	854	192,390	-	-	-

	Year Ended December 31					
	2005			2004		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust:						
ING VP High Yield Bond Portfolio - Class I	1,516,838	87,957	1,428,881	-	-	-
ING VP MagnaCap Portfolio - Class I	32,225	207,087	(174,862)	89,161	45,244	43,917
ING VP MidCap Opportunities Portfolio - Class I	692,699	694,496	(1,797)	182,314	92,043	90,271
ING VP Real Estate Portfolio - Class S	1,314,934	96,974	1,217,960	-	-	-
ING VP SmallCap Opportunities Portfolio - Class I	964,213	1,005,415	(41,202)	1,243,261	1,161,754	81,507
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	878,675	288,488	590,187	496,489	274,792	221,697
Janus Aspen Series:						
Janus Aspen Series International Growth Portfolio - Service Shares	2,322,705	3,260,202	(937,497)	713,443	826,033	(112,590)
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	173,838	807,363	(633,525)	234,562	160,686	73,876
Janus Aspen Series Worldwide Growth Portfolio - Service Shares	570,381	1,114,730	(544,349)	153,068	235,107	(82,039)
M Fund, Inc.:						
Brandes International Equity Fund	248,919	110,921	137,998	230,443	138,288	92,155
Business Opportunity Value Fund	104,536	39,744	64,792	72,528	22,456	50,072
Frontier Capital Appreciation Fund	130,815	143,088	(12,273)	268,468	238,750	29,718
Turner Core Growth Fund	245,370	236,496	8,874	196,134	103,091	93,043
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Growth Portfolio® - Class I	166,336	167,704	(1,368)	180,643	324,854	(144,211)
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	274,903	585,630	(310,727)	473,997	650,125	(176,128)
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	5,328	1,231	4,097	-	-	-
Pioneer Variable Contracts Trust:						
Pioneer Mid Cap Value VCT Portfolio - Class I	1,439,663	2,596,353	(1,156,690)	958,603	418,085	540,518
Pioneer Small Cap Value VCT Portfolio - Class I	358,677	337,102	21,575	315,688	117,654	198,034
Putnam Variable Trust:						
Putnam VT Growth and Income Fund - Class IB Shares	477,102	1,119,839	(642,737)	250,655	134,431	116,224
Putnam VT New Opportunities Fund - Class IB Shares	6,905	343,021	(336,116)	767,548	520,436	247,112
Putnam VT Small Cap Value Fund - Class IB Shares	231,072	370,615	(139,543)	583,241	531,781	51,460
Putnam VT Voyager Fund - Class IB Shares	86,437	260,110	(173,673)	78,852	73,125	5,727

| | Year Ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Van Eck Worldwide Insurance Trust:						
Van Eck Worldwide Bond Fund	557,642	912,659	(355,017)	257,291	296,635	(39,344)
Van Eck Worldwide Emerging Markets Fund	462,052	319,989	142,063	601,082	574,201	26,881
Van Eck Worldwide Hard Assets Fund	462,042	410,179	51,863	406,952	437,843	(30,891)
Van Eck Worldwide Real Estate Fund	661,690	1,275,650	(613,960)	371,229	250,256	120,973

7. Unit Summary

Division	Units Outstanding	Unit Value	Extended Value
AIM V.I. Core Stock Fund - Series I Shares			
Class A	731,792.969	$ 25.47	$ 18,638,767
Class B	285,790.324	10.49	2,997,940
	1,017,583.293		$ 21,636,707
AIM V.I. Government Securities Fund - Series I Shares			
Class A	1,312,740.739	$ 13.36	$ 17,538,216
Class B	310,580.604	13.67	4,245,637
	1,623,321.343		$ 21,783,853
American Funds Insurance Series®- Growth Fund - Class 2			
Class A	1,099,611.828	$ 16.58	$ 18,231,564
Class B	900,682.061	16.92	15,239,540
	2,000,293.889		$ 33,471,104
American Funds Insurance Series®- Growth Income Fund - Class 2			
Class A	676,418.936	$ 14.86	$ 10,051,585
Class B	546,861.219	15.16	8,290,416
	1,223,280.155		$ 18,342,001
American Funds Insurance Series®- International Fund - Class 2			
Class A	697,781.279	$ 19.79	$ 13,809,092
Class B	594,271.688	20.19	11,998,345
	1,292,052.967		$ 25,807,437
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Class A	905,366.771	$ 19.57	$ 17,718,028
	905,366.771		$ 17,718,028
Fidelity® VIP Asset Manager℠ Portfolio - Service Class			
Class B	147,565.001	$ 11.65	$ 1,719,132
	147,565.001		$ 1,719,132
Fidelity® VIP Contrafund® Portfolio - Service Class			
Class A	108,267.894	$ 12.06	$ 1,305,711
Class B	61,282.465	12.12	742,743
	169,550.359		$ 2,048,454

Division	Units Outstanding	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class			
Class A	3,983.751	$ 11.10	$ 44,220
Class B	5,680.860	11.16	63,398
	9,664.611		$ 107,618
Fidelity® VIP Growth Portfolio - Initial Class			
Class A	1,767,440.556	$ 24.69	$ 43,638,107
Class B	83,390.937	9.07	756,356
	1,850,831.493		$ 44,394,463
Fidelity® VIP Growth Portfolio - Service Class			
Class B	328,100.513	$ 8.63	$ 2,831,507
	328,100.513		$ 2,831,507
Fidelity® VIP High Income Portfolio - Service Class			
Class A	963,502.923	$ 10.46	$ 10,078,241
Class B	99,588.401	10.52	1,047,670
	1,063,091.324		$ 11,125,911
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Class A	12,822.240	$ 10.15	$ 130,146
Class B	31,134.983	10.20	317,577
	43,957.223		$ 447,723
Fidelity® VIP Overseas Portfolio - Initial Class			
Class A	1,932,973.638	$ 19.21	$ 37,132,424
Class B	51,309.221	12.65	649,062
	1,984,282.859		$ 37,781,486
Fidelity® VIP Overseas Portfolio - Service Class			
Class B	294,549.167	$ 11.75	$ 3,460,953
	294,549.167		$ 3,460,953
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class			
Class A	284,071.161	$ 12.80	$ 3,636,111
Class B	34,755.129	12.87	447,299
	318,826.290		$ 4,083,410
ING Evergreen Health Sciences Portfolio - Class S			
Class A	115,664.281	$ 11.21	$ 1,296,597
Class B	64,532.073	11.27	727,276
	180,196.354		$ 2,023,873

Division	Units Outstanding	Unit Value		Extended Value	
ING Evergreen Omega Portfolio - Institutional Class					
Class A	2,500,401.360	$	11.44	$	28,604,592
Class B	442,075.848		11.50		5,083,872
	2,942,477.208			$	33,688,464
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class					
Class A	4,831.070	$	10.17	$	49,132
Class B	1,530.310		10.18		15,579
	6,361.380			$	64,711
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class					
Class A	3,657,971.032	$	10.59	$	38,737,913
Class B	383,410.856		10.64		4,079,492
	4,041,381.888			$	42,817,405
ING Global Resources Portfolio - Institutional Class					
Class A	97,139.492	$	22.42	$	2,177,867
Class B	64,460.046		19.31		1,244,723
	161,599.538			$	3,422,590
ING JPMorgan Small Cap Equity Portfolio - Institutional Class					
Class A	2,300,966.871	$	12.41	$	28,554,999
Class B	357,524.028		12.57		4,494,077
	2,658,490.899			$	33,049,076
ING JPMorgan Value Opportunities Portfolio - Service Class					
Class A	411,821.928	$	10.69	$	4,402,376
Class B	231,492.791		10.74		2,486,233
	643,314.719			$	6,888,609
ING Julius Baer Foreign Portfolio - Institutional					
Class A	128,735.836	$	11.82	$	1,521,658
Class B	68,981.228		11.88		819,497
	197,717.064			$	2,341,155
ING Legg Mason Value Portfolio - Institutional Class					
Class A	107,057.431	$	11.97	$	1,281,477
Class B	72,219.610		12.12		875,302
	179,277.041			$	2,156,779

Division	Units Outstanding	Unit Value		Extended Value	
ING Limited Maturity Bond Portfolio - Service Class					
Class A	52,900.225	$	10.07	$	532,705
Class B	178,905.784		13.47		2,409,861
	231,806.009			$	2,942,566
ING Liquid Assets Portfolio - Institutional Class					
Class A	6,058,886.892	$	10.26	$	62,164,180
	6,058,886.892			$	62,164,180
ING Liquid Assets Portfolio - Service Class					
Class B	2,957,126.999	$	11.92	$	35,248,954
	2,957,126.999			$	35,248,954
ING Lord Abbett Affiliated Portfolio - Institutional Class					
Class A	57,728.019	$	14.95	$	863,034
Class B	7,243.364		15.26		110,534
	64,971.383			$	973,568
ING Marsico Growth Portfolio - Institutional Class					
Class A	189,291.217	$	15.50	$	2,934,014
Class B	189,702.292		9.56		1,813,554
	378,993.509			$	4,747,568
ING Marsico International Opportunities Portfolio - Service Class					
Class A	617,088.718	$	12.47	$	7,695,096
Class B	400,310.254		12.54		5,019,891
	1,017,398.972			$	12,714,987
ING Mercury Large Cap Growth Portfolio - Service Class					
Class A	776.322	$	11.69	$	9,075
Class B	194.235		11.75		2,282
	970.557			$	11,357
ING Mercury Large Cap Value Portfolio - Institutional Class					
Class A	2,117,308.845	$	11.51	$	24,370,225
Class B	125,111.563		11.66		1,458,801
	2,242,420.408			$	25,829,026
ING MFS Mid Cap Growth Portfolio - Institutional Class					
Class A	425,157.578	$	7.97	$	3,388,506
Class B	179,172.486		11.10		1,988,815
	604,330.064			$	5,377,321

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units Outstanding	Unit Value	Extended Value
ING MFS Total Return Portfolio - Institutional Class			
Class A	220,670.086	$ 13.10	$ 2,890,778
Class B	167,656.753	14.87	2,493,056
	388,326.839		$ 5,383,834
ING MFS Utilities Portfolio - Service Class			
Class A	803,420.274	$ 11.45	$ 9,199,162
Class B	182,885.739	11.50	2,103,186
	986,306.013		$ 11,302,348
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Class A	1,643.612	$ 11.13	$ 18,293
Class B	3,767.130	9.86	37,144
	5,410.742		$ 55,437
ING Pioneer Fund Portfolio - Service Class			
Class A	2,761.097	$ 11.03	$ 30,455
Class B	5,034.934	11.08	55,787
	7,796.031		$ 86,242
ING Pioneer Mid Cap Value Portfolio - Class I			
Class A	1,163,626.178	$ 10.96	$ 12,753,343
Class B	268,699.203	11.02	2,961,065
	1,432,325.381		$ 15,714,408
ING Stock Index Portfolio - Institutional Class			
Class A	16,497,033.890	$ 11.41	$ 188,231,157
Class B	2,697,148.497	11.56	31,179,037
	19,194,182.387		$ 219,410,194
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Class A	1,471,484.075	$ 16.37	$ 24,088,194
Class B	839,247.572	16.97	14,242,031
	2,310,731.647		$ 38,330,225
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Class A	605,275.898	$ 14.99	$ 9,073,086
Class B	300,717.194	14.04	4,222,069
	905,993.092		$ 13,295,155

Division	Units Outstanding	Unit Value	Extended Value
ING UBS U.S. Allocation Portfolio - Service Class			
Class A	400.385	$ 10.88	$ 4,356
Class B	1,028.734	10.94	11,254
	1,429.119		$ 15,610
ING Van Kampen Equity Growth Portfolio - Institutional Class			
Class A	262,002.552	$ 12.24	$ 3,206,911
Class B	128,844.918	12.39	1,596,389
	390,847.470		$ 4,803,300
ING Van Kampen Growth and Income Portfolio - Service Class			
Class A	38,294.018	$ 11.18	$ 428,127
Class B	53,394.794	11.24	600,157
	91,688.812		$ 1,028,284
ING VP Index Plus International Equity Portfolio - Service Class			
Class A	670.946	$ 10.38	$ 6,964
	670.946		$ 6,964
ING American Century Large Company Value Portfolio - Initial Class			
Class A	2,318.772	$ 10.68	$ 24,764
Class B	806.006	10.73	8,648
	3,124.778		$ 33,412
ING American Century Small Cap Value Portfolio - Initial Class			
Class A	49,898.117	$ 11.41	$ 569,338
Class B	27,815.146	11.47	319,040
	77,713.263		$ 888,378
ING Baron Small Cap Growth Portfolio - Initial Class			
Class A	120,568.062	$ 11.09	$ 1,337,100
Class B	89,025.098	11.15	992,630
	209,593.160		$ 2,329,730
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Class A	331,417.240	$ 16.48	$ 5,461,756
Class B	276,738.876	16.81	4,651,981
	608,156.116		$ 10,113,737
ING Oppenheimer Global Portfolio - Initial Class			
Class A	220,792.574	$ 12.03	$ 2,656,135
Class B	113,710.145	12.09	1,374,756
	334,502.719		$ 4,030,891

Division	Units Outstanding	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Class A	482,351.920	$ 10.14	$ 4,891,048
Class B	118,098.727	10.19	1,203,426
	600,450.647		$ 6,094,474
ING PIMCO Total Return Portfolio - Initial Class			
Class A	648,993.029	$ 10.77	$ 6,989,655
Class B	253,628.973	10.99	2,787,382
	902,622.002		$ 9,777,037
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class			
Class A	34,349.182	$ 15.38	$ 528,290
Class B	11,635.114	15.69	182,555
	45,984.296		$ 710,845
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Class A	3,181,322.164	$ 11.74	$ 37,348,722
Class B	717,421.477	11.80	8,465,573
	3,898,743.641		$ 45,814,295
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Class A	6,128.331	$ 11.29	$ 69,189
Class B	231.792	11.35	2,631
	6,360.123		$ 71,820
ING Van Kampen Comstock Portfolio - Initial Class			
Class A	432,649.254	$ 12.87	$ 5,568,196
Class B	328,866.354	13.23	4,350,902
	761,515.608		$ 9,919,098
ING Van Kampen Equity and Income Portfolio - Initial Class			
Class A	39,365.880	$ 11.62	$ 457,432
Class B	58,106.217	11.95	694,369
	97,472.097		$ 1,151,801
ING VP Strategic Allocation Balanced Portfolio - Class I			
Class A	67,762.331	$ 11.17	$ 756,905
Class B	326,429.164	11.27	3,678,857
	394,191.495		$ 4,435,762

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units Outstanding	Unit Value	Extended Value
ING VP Strategic Allocation Growth Portfolio - Class I			
Class A	57,270.181	$ 11.57	$ 662,616
Class B	296,696.989	11.68	3,465,421
	353,967.170		$ 4,128,037
ING VP Strategic Allocation Income Portfolio - Class I			
Class A	10,326.992	$ 10.80	$ 111,532
Class B	1,899.117	10.90	20,700
	12,226.109		$ 132,232
ING VP Index Plus LargeCap Portfolio - Class I			
Class A	259,537.857	$ 11.42	$ 2,963,922
Class B	169,257.648	11.75	1,988,777
	428,795.505		$ 4,952,699
ING VP Index Plus MidCap Portfolio - Class I			
Class A	572,500.316	$ 13.87	$ 7,940,579
Class B	753,387.134	14.26	10,743,301
	1,325,887.450		$ 18,683,880
ING VP Index Plus SmallCap Portfolio - Class I			
Class A	530,788.892	$ 14.31	$ 7,595,589
Class B	203,622.647	14.71	2,995,289
	734,411.539		$ 10,590,878
ING VP Value Opportunity Portfolio - Class I			
Class A	136,157.315	$ 9.93	$ 1,352,042
Class B	56,232.745	9.94	558,953
	192,390.060		$ 1,910,995
ING VP High Yield Bond Portfolio - Class I			
Class A	1,163,979.906	$ 10.32	$ 12,012,273
Class B	264,901.169	10.38	2,749,674
	1,428,881.075		$ 14,761,947
ING VP MidCap Opportunities Portfolio - Class I			
Class A	98,119.373	$ 11.05	$ 1,084,219
Class B	141,945.087	11.45	1,625,271
	240,064.460		$ 2,709,490
ING VP Real Estate Portfolio - Class S			
Class A	827,818.017	$ 11.59	$ 9,594,411
Class B	390,141.824	11.65	4,545,152
	1,217,959.841		$ 14,139,563

Division	Units Outstanding	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class I			
Class A	256,909.632	$ 8.83	$ 2,268,512
Class B	148,455.908	9.15	1,358,372
	405,365.540		$ 3,626,884
ING VP Intermediate Bond Portfolio - Class I			
Class A	500,357.807	$ 12.12	$ 6,064,337
Class B	816,868.812	12.47	10,186,354
	1,317,226.619		$ 16,250,691
Brandes International Equity Fund			
Class A	894,760.700	$ 15.76	$ 14,101,429
Class B	48,766.446	16.33	796,356
	943,527.146		$ 14,897,785
Business Opportunity Value Fund			
Class A	193,097.963	$ 12.72	$ 2,456,206
Class B	34,427.115	13.08	450,307
	227,525.078		$ 2,906,513
Frontier Capital Appreciation Fund			
Class A	477,731.402	$ 14.94	$ 7,137,307
Class B	30,850.497	15.48	477,566
	508,581.899		$ 7,614,873
Turner Core Growth Fund			
Class A	233,908.501	$ 11.54	$ 2,699,304
Class B	33,996.220	11.96	406,595
	267,904.721		$ 3,105,899
Neuberger Berman AMT Growth Portfolio® - Class I			
Class A	647,989.892	$ 21.19	$ 13,730,906
Class B	112,473.600	10.17	1,143,857
	760,463.492		$ 14,874,763
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I			
Class A	1,218,352.167	$ 15.43	$ 18,799,174
Class B	387,037.847	11.67	4,516,732
	1,605,390.014		$ 23,315,906

Division	Units Outstanding	Unit Value	Extended Value
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Class A	2,210.202	$ 11.38	$ 25,152
Class B	1,887.282	11.44	21,591
	4,097.484		$ 46,743
Pioneer Small Cap Value VCT Portfolio - Class I			
Class A	305,094.449	$ 14.04	$ 4,283,526
Class B	144,345.928	14.44	2,084,355
	449,440.377		$ 6,367,881
Putnam VT Small Cap Value Fund - Class IB Shares			
Class A	754,367.006	$ 18.59	$ 14,023,683
Class B	292,398.450	19.27	5,634,518
	1,046,765.456		$ 19,658,201
Van Eck Worldwide Emerging Markets Fund			
Class A	884,466.654	$ 18.48	$ 16,344,944
Class B	251,813.313	20.19	5,084,111
	1,136,279.967		$ 21,429,055
Van Eck Worldwide Hard Assets Fund			
Class A	428,154.264	$ 24.60	$ 10,532,595
Class B	138,190.509	23.63	3,265,442
	566,344.773		$ 13,798,037

8. Financial Highlights

A summary of unit values and units outstanding for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the year ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Stock Fund - Series I Shares						
2005	1,018	$10.49 to $25.47	$ 21,637	0.42 %	0.00% to 0.75%	2.62% to 3.35%
2004	1,104	$10.15 to $24.82	23,377	0.79	0.00% to 0.75%	3.46% to 4.21%
2003	1,267	$9.74 to $23.99	27,110	1.14	0.00% to 0.75%	21.65% to 22.52%
2002	1,301	$7.95 to $19.72	23,265	1.41	0.00% to 0.75%	-19.64% to -19.04%
2001	1,238	$9.82 to $24.54	29,102	1.59	0.00% to 0.75%	-9.75% to -8.99%
AIM V.I. Government Securities Fund - Series I Shares						
2005	1,623	$13.36 to $13.67	21,784	3.10	0.00% to 0.75%	0.91% to 1.64%
2004	1,812	$13.24 to $13.45	24,056	3.32	0.00% to 0.75%	1.77% to 2.59%
2003	2,288	$13.01 to $13.11	29,800	2.30	0.00% to 0.75%	0.31% to 1.00%
2002	2,620	$12.97 to $12.98	33,988	2.03	0.00% to 0.75%	9.08% to 9.82%
2001	2,156	$11.81 to $11.90	25,665	1.35	0.00% to 0.75%	5.40% to 6.11%
American Funds Insurance Series®- Growth Fund - Class 2						
2005	2,000	$16.58 to $16.92	33,471	0.77	0.00% to 0.75%	15.30% to 16.21%
2004	1,361	$14.38 to $14.56	19,658	0.24	0.00% to 0.75%	11.65% to 12.43%
2003	305	$12.88 to $12.95	3,929	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
American Funds Insurance Series®- Growth Income Fund - Class 2						
2005	1,223	$14.86 to $15.16	18,342	1.45	0.00% to 0.75%	5.09% to 5.87%
2004	947	$14.14 to $14.32	13,451	1.19	0.00% to 0.75%	9.53% to 10.32%
2003	268	$12.91 to $12.98	3,463	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Funds Insurance Series®- International Fund - Class 2						
2005	1,292	$19.79 to $20.19	$ 25,807	1.72 %	0.00% to 0.75%	20.60% to 21.48%
2004	828	$16.41 to $16.62	13,661	1.90	0.00% to 0.75%	18.40% to 19.31%
2003	174	$13.86 to $13.93	2,412	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class						
2005	905	$19.57	17,718	2.81	0.75%	3.27%
2004	1,067	$18.95	20,212	2.64	0.75%	4.64%
2003	1,160	$18.11	21,003	3.58	0.75%	17.14%
2002	1,413	$15.46	21,839	3.51	0.75%	-8.90%
2001	1,201	$16.97	19,842	4.74	0.75%	-5.35%
Fidelity® VIP Asset Manager[SM] Portfolio - Service Class						
2005	148	$11.65	1,719	2.63	0.00%	3.93%
2004	147	$11.21	1,650	2.51	0.00%	5.36%
2003	99	$10.64	1,056	2.80	0.00%	17.83%
2002	65	$9.03	588	2.94	0.00%	-8.79%
2001	32	$9.90	314	(a)	0.00%	(a)
Fidelity® VIP Contrafund® Portfolio - Service Class						
2005	170	$12.06 to $12.12	2,048	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Equity-Income Portfolio - Service Class						
2005	10	$11.10 to $11.16	108	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth Portfolio - Initial Class						
2005	1,851	$9.07 to $24.69	$ 44,393	0.50 %	0.00% to 0.75%	5.02% to 5.83%
2004	2,162	$8.57 to $23.51	49,347	0.26	0.00% to 0.75%	2.57% to 3.38%
2003	2,384	$8.29 to $22.92	53,751	0.25	0.00% to 0.75%	31.88% to 32.85%
2002	2,408	$6.24 to $17.38	41,408	0.24	0.00% to 0.75%	-30.40% to -30.12%
2001	2,444	$8.93 to $24.97	59,751	7.38	0.00% to 0.75%	-18.45% to -17.62%
Fidelity® VIP Growth Portfolio - Service Class						
2005	328	$8.63	2,832	0.36	0.00%	5.63%
2004	341	$8.17	2,789	0.17	0.00%	3.29%
2003	253	$7.91	2,000	0.08	0.00%	32.72%
2002	88	$5.96	530	0.08	0.00%	-30.54%
2001	24	$8.58	209	(a)	0.00%	(a)
Fidelity® VIP High Income Portfolio - Service Class						
2005	1,063	$10.46 to $10.52	11,126	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2005	44	$10.15 to $10.20	448	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Overseas Portfolio - Initial Class						
2005	1,984	$12.65 to $19.21	37,780	0.67	0.00% to 0.75%	18.14% to 19.11%
2004	2,496	$10.62 to $16.26	40,032	1.14	0.00% to 0.75%	12.84% to 13.58%
2003	2,675	$9.35 to $14.41	38,294	0.72	0.00% to 0.75%	42.25% to 43.40%
2002	2,547	$6.52 to $10.13	25,636	0.78	0.00% to 0.75%	-21.23% to -20.29%
2001	2,775	$8.18 to $12.86	35,065	13.45	0.00% to 0.75%	-21.63% to -21.19%

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas Portfolio - Service Class						
2005	295	$11.75	$ 3,461	0.55 %	0.00%	19.05%
2004	311	$9.87	3,069	0.81	0.00%	13.45%
2003	189	$8.70	1,641	0.45	0.00%	43.09%
2002	93	$6.08	568	0.34	0.00%	-20.32%
2001	19	$7.63	151	(a)	0.00%	(a)
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class						
2005	319	$12.80 to $12.87	4,083	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Class S						
2005	180	$11.21 to $11.27	2,024	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Omega Portfolio - Institutional Class						
2005	2,942	$11.44 to $11.50	33,687	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	6	$10.17 to $10.18	65	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING FMR[SM] Earnings Growth Portfolio - Institutional Class						
2005	4,041	$10.59 to $10.64	$ 42,816	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Resources Portfolio - Institutional Class						
2005	162	$19.31 to $22.42	3,423	0.88	0.00% to 0.75%	37.04% to 38.03%
2004	96	$13.99 to $16.36	1,428	1.75	0.00% to 0.75%	5.89% to 6.71%
2003	4	$13.11 to $15.45	61	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan Small Cap Equity Portfolio - Institutional Class						
2005	2,658	$12.41 to $12.57	33,048	-	0.00% to 0.75%	3.16% to 3.97%
2004	1,842	$12.03 to $12.09	22,159	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2005	643	$10.69 to $10.74	6,889	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Institutional Class						
2005	198	$11.82 to $11.88	2,341	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value Portfolio - Institutional Class						
2005	179	$11.97 to $12.12	$ 2,157	- %	0.00% to 0.75%	5.37% to 6.13%
2004	146	$11.36 to $11.42	1,660	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Limited Maturity Bond Portfolio - Service Class						
2005	232	$10.07 to $13.47	2,943	3.50	0.00% to 0.75%	1.58%
2004	103	$13.26	1,365	7.76	0.00%	1.38%
2003	36	$13.08	465	1.26	0.00%	2.83%
2002	26	$12.72	329	0.23	0.00%	7.25%
2001	4,610	$11.86	54,671	16.29	0.00%	8.91%
ING Liquid Assets Portfolio - Institutional Class						
2005	6,059	$10.26	62,163	3.32	0.75%	2.19%
2004	1,794	$11.60	20,814	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Liquid Assets Portfolio - Service Class						
2005	2,957	$11.92	35,249	2.53	0.00%	2.76%
2004	5,783	$10.04	58,056	1.79	0.75%	0.00%
2003	1,827	$11.49	20,993	0.78	0.00%	0.70%
2002	1,780	$11.41	20,314	1.47	0.00%	1.42%
2001	696	$11.25	7,832	3.74	0.00%	3.88%
ING Lord Abbett Affiliated Portfolio - Institutional Class						
2005	65	$14.95 to $15.26	974	1.67	0.00% to 0.75%	4.91% to 5.75%
2004	66	$14.25 to $14.43	942	1.27	0.00% to 0.75%	9.45% to 10.24%
2003	12	$13.02 to $13.09	161	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

96

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico Growth Portfolio - Institutional Class						
2005	379	$9.56 to $15.50	$ 4,748	- %	0.00% to 0.75%	8.32% to 9.13%
2004	283	$8.76 to $14.31	3,205	-	0.00% to 0.75%	11.97% to 12.89%
2003	182	$7.76 to $12.78	1,870	-	0.00% to 0.75%	32.88%
2002	1	$5.84	5	-	0.00%	-29.55%
2001	-	$8.29	4	-	0.00%	-30.28%
ING Marsico International Opportunities Portfolio - Service Class						
2005	1,017	$12.47 to $12.54	12,715	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Growth Portfolio - Service Class						
2005	1	$11.69 to $11.75	11	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Value Portfolio - Institutional Class						
2005	2,242	$11.51 to $11.66	25,828	-	0.00% to 0.75%	4.73% to 5.62%
2004	2,532	$10.99 to $11.04	27,830	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Mid Cap Growth Portfolio - Institutional Class						
2005	604	$7.97 to $11.10	5,377	-	0.00% to 0.75%	2.57% to 3.35%
2004	482	$7.77 to $10.74	4,257	-	0.00% to 0.75%	14.43% to 15.36%
2003	381	$6.79 to $9.31	2,923	-	0.00% to 0.75%	38.57% to 39.58%
2002	277	$4.90 to $6.67	1,478	-	0.00% to 0.75%	-49.38% to -48.85%
2001	46	$9.68 to $13.04	465	(a)	0.00% to 0.75%	(a)

97

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Institutional Class						
2005	388	$13.10 to $14.87	$ 5,384	2.32 %	0.00% to 0.75%	2.34% to 3.19%
2004	223	$12.80 to $14.41	3,023	2.53	0.00% to 0.75%	10.63% to 11.45%
2003	99	$11.57 to $12.93	1,246	1.00	0.00% to 0.75%	16.91%
2002	14	$11.06	151	3.30	0.00%	-5.06%
2001	5	$11.65	53	13.37	0.00%	0.43%
ING MFS Utilities Portfolio - Service Class						
2005	986	$11.45 to $11.50	11,302	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Institutional Class						
2005	5	$9.86 to $11.13	55	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Fund Portfolio - Service Class						
2005	8	$11.03 to $11.08	86	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Mid Cap Value Portfolio - Class I						
2005	1,432	$10.96 to $11.02	15,714	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Stock Index Portfolio - Institutional Class						
2005	19,194	$11.41 to $11.56	$ 219,406	- %	0.00% to 0.75%	3.73% to 4.62%
2004	20,039	$11.00 to $11.05	220,550	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2005	2,311	$16.37 to $16.97	38,330	1.54	0.00% to 0.75%	7.20% to 8.02%
2004	2,142	$15.27 to $15.71	33,001	1.32	0.00% to 0.75%	16.03% to 16.98%
2003	1,686	$13.16 to $13.43	22,308	0.73	0.00% to 0.75%	24.39% to 25.28%
2002	1,058	$10.58 to $10.72	11,222	3.65	0.00% to 0.75%	-0.19% to 0.56%
2001	369	$10.60 to $10.66	3,909	(a)	0.00% to 0.75%	(a)
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2005	906	$14.04 to $14.99	13,295	1.43	0.00% to 0.75%	3.38% to 4.15%
2004	735	$13.48 to $14.50	10,480	1.45	0.00% to 0.75%	14.17% to 15.12%
2003	220	$11.71 to $12.70	2,734	0.85	0.00% to 0.75%	25.37%
2002	11	$9.34	99	4.45	0.00%	-13.20%
2001	1	$10.76	6	(a)	0.00%	(a)
ING UBS U.S. Allocation Portfolio - Service Class						
2005	1	$10.88 to $10.94	16	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity Growth Portfolio - Institutional Class						
2005	391	$12.24 to $12.39	4,803	0.49	0.00% to 0.75%	14.61% to 15.47%
2004	440	$10.68 to $10.73	4,704	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	92	$11.18 to $11.24	$ 1,028	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus International Equity Portfolio - Service Class						
2005	1	$10.38	7	(e)	0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Initial Class						
2005	3	$10.68 to $10.73	33	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small Cap Value Portfolio - Initial Class						
2005	78	$11.41 to $11.47	888	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Baron Small Cap Growth Portfolio - Initial Class						
2005	210	$11.09 to $11.15	2,330	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Mid Cap Value Portfolio - Initial Class						
2005	608	$16.48 to $16.81	$ 10,114	0.62 %	0.00% to 0.75%	7.92% to 8.66%
2004	402	$15.27 to $15.47	6,176	0.46	0.00% to 0.75%	19.95% to 20.86%
2003	89	$12.73 to $12.80	1,139	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Global Portfolio - Initial Class						
2005	335	$12.03 to $12.09	4,031	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2005	600	$10.14 to $10.19	6,094	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Initial Class						
2005	903	$10.77 to $10.99	9,777	2.18	0.00% to 0.75%	1.60% to 2.42%
2004	588	$10.60 to $10.73	6,250	-	0.00% to 0.75%	3.82% to 4.58%
2003	576	$10.21 to $10.26	5,884	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	46	$15.38 to $15.69	711	-	0.00% to 0.75%	10.65% to 11.43%
2004	16	$13.90 to $14.08	226	-	0.00% to 0.75%	8.85% to 9.74%
2003	10	$12.77 to $12.83	123	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	3,899	$11.74 to $11.80	$ 45,813	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	6	$11.29 to $11.35	72	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Initial Class						
2005	762	$12.87 to $13.23	9,919	0.67	0.00% to 0.75%	2.96% to 3.68%
2004	653	$12.50 to $12.76	8,237	-	0.00% to 0.75%	15.96% to 16.96%
2003	372	$10.78 to $10.91	4,034	3.47	0.00% to 0.75%	28.95% to 29.88%
2002	151	$8.36 to $8.40	1,265	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	97	$11.62 to $11.95	1,152	0.09	0.00% to 0.75%	7.29% to 8.05%
2004	80	$10.83 to $11.06	877	0.78	0.00% to 0.75%	9.95% to 10.93%
2003	14	$9.85 to $9.97	143	-	0.00% to 0.75%	26.44% to 27.33%
2002	2	$7.79 to $7.83	15	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	394	$11.17 to $11.27	4,436	0.52	0.00% to 0.75%	3.91% to 4.64%
2004	3	$10.75 to $10.77	31	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	354	$11.57 to $11.68	$ 4,128	0.86 %	0.00% to 0.75%	5.37% to 6.18%
2004	4	$10.98 to $11.00	42	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Strategic Allocation Income Portfolio - Class I						
2005	12	$10.80 to $10.90	132	2.14	0.00% to 0.75%	3.05% to 3.81%
2004	5	$10.48 to $10.50	52	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Index Plus LargeCap Portfolio - Class I						
2005	429	$11.42 to $11.75	4,953	1.23	0.00% to 0.75%	4.58% to 5.38%
2004	491	$10.92 to $11.15	5,418	1.00	0.00% to 0.75%	9.75% to 10.62%
2003	422	$9.95 to $10.08	4,224	1.39	0.00% to 0.75%	25.16% to 26.16%
2002	49	$7.95 to $7.99	389	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus MidCap Portfolio - Class I						
2005	1,326	$13.87 to $14.26	18,684	0.46	0.00% to 0.75%	10.34% to 11.15%
2004	1,067	$12.57 to $12.83	13,569	0.44	0.00% to 0.75%	15.64% to 16.53%
2003	712	$10.87 to $11.01	7,802	0.40	0.00% to 0.75%	31.44% to 32.49%
2002	385	$8.27 to $8.31	3,193	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus SmallCap Portfolio - Class I						
2005	734	$14.31 to $14.71	10,591	0.32	0.00% to 0.75%	6.87% to 7.61%
2004	485	$13.39 to $13.67	6,535	0.13	0.00% to 0.75%	21.18% to 22.05%
2003	261	$11.05 to $11.20	2,906	0.17	0.00% to 0.75%	35.09% to 36.09%
2002	77	$8.18 to $8.23	630	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Value Opportunity Portfolio - Class I						
2005	192	$9.93 to $9.94	$ 1,911	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP High Yield Bond Portfolio - Class I						
2005	1,429	$10.32 to $10.38	14,762	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP MidCap Opportunities Portfolio - Class I						
2005	240	$11.05 to $11.45	2,709	-	0.00% to 0.75%	9.51% to 10.31%
2004	242	$10.09 to $10.38	2,482	-	0.00% to 0.75%	10.64% to 11.49%
2003	152	$9.12 to $9.31	1,404	-	0.00% to 0.75%	35.71% to 36.71%
2002	128	$6.72 to $6.81	868	-	0.00% to 0.75%	-26.80% to -25.82%
2001	32	$9.18	294	(a)	0.00% to 0.75%	(a)
ING VP Real Estate Portfolio - Class S						
2005	1,218	$11.59 to $11.65	14,140	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	405	$8.83 to $9.15	3,627	-	0.00% to 0.75%	8.21% to 9.06%
2004	447	$8.16 to $8.39	3,678	-	0.00% to 0.75%	9.38% to 10.10%
2003	365	$7.46 to $7.62	2,743	-	0.00% to 0.75%	37.64% to 38.80%
2002	238	$5.42 to $5.49	1,297	-	0.00% to 0.75%	-44.07% to -43.63%
2001	75	$9.69 to $9.74	730	(a)	0.00% to 0.75%	(a)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Intermediate Bond Portfolio - Class I						
2005	1,317	$12.12 to $12.47	$ 16,251	4.84 %	0.00% to 0.75%	2.36% to 3.14%
2004	727	$11.84 to $12.09	8,705	8.27	0.00% to 0.75%	4.04% to 4.95%
2003	505	$11.38 to $11.52	5,775	1.88	0.00% to 0.75%	5.57% to 6.27%
2002	235	$10.78 to $10.84	2,539	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Brandes International Equity Fund						
2005	944	$15.76 to $16.33	14,898	1.52	0.00% to 0.75%	9.75% to 10.56%
2004	806	$14.36 to $14.77	11,581	1.20	0.00% to 0.75%	23.05% to 24.01%
2003	713	$11.67 to $11.91	8,330	1.05	0.00% to 0.75%	46.42% to 47.40%
2002	722	$7.97 to $8.08	5,757	6.53	0.00% to 0.75%	-15.93% to -15.30%
2001	200	$9.48 to $9.54	1,895	(a)	0.00% to 0.75%	(a)
Business Opportunity Value Fund						
2005	228	$12.72 to $13.08	2,907	0.73	0.00% to 0.75%	6.98% to 7.74%
2004	163	$11.89 to $12.14	1,943	0.66	0.00% to 0.75%	21.70% to 22.63%
2003	113	$9.77 to $9.90	1,103	1.07	0.00% to 0.75%	28.72% to 29.58%
2002	26	$7.59 to $7.64	200	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Frontier Capital Appreciation Fund						
2005	509	$14.94 to $15.48	7,615	-	0.00% to 0.75%	14.13% to 14.92%
2004	521	$13.09 to $13.47	6,826	-	0.00% to 0.75%	8.54% to 9.33%
2003	491	$12.06 to $12.32	5,926	-	0.00% to 0.75%	54.62% to 55.95%
2002	435	$7.80 to $7.90	3,390	-	0.00% to 0.75%	-25.79% to -25.26%
2001	164	$10.51 to $10.57	1,727	(a)	0.00% to 0.75%	(a)
Turner Core Growth Fund						
2005	268	$11.54 to $11.96	3,106	0.43	0.00% to 0.75%	13.03% to 13.90%
2004	259	$10.21 to $10.50	2,652	0.29	0.00% to 0.75%	10.38% to 11.23%
2003	166	$9.25 to $9.44	1,538	0.28	0.00% to 0.75%	33.67% to 34.47%
2002	89	$6.92 to $7.02	619	0.28	0.00% to 0.75%	-27.08% to -26.49%
2001	31	$9.49 to $9.55	296	(a)	0.00% to 0.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Neuberger Berman AMT Growth Portfolio - Class I						
2005	760	$10.17 to $21.19	$ 14,875	- %	0.00% to 0.75%	12.65% to 13.50%
2004	762	$8.96 to $18.81	13,491	-	0.00% to 0.75%	15.68% to 16.67%
2003	906	$7.68 to $16.26	14,408	-	0.00% to 0.75%	30.39% to 31.28%
2002	788	$5.85 to $12.47	9,722	-	0.00% to 0.75%	-31.93% to -31.18%
2001	716	$8.50 to $18.32	13,020	50.01	0.00% to 0.75%	-30.66%
Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I						
2005	1,605	$11.67 to $15.43	23,316	2.72	0.00% to 0.75%	0.72% to 1.39%
2004	1,916	$11.51 to $15.32	27,815	3.39	0.00% to 0.75%	0.00% to 0.79%
2003	2,092	$11.42 to $15.32	30,686	4.65	0.00% to 0.75%	1.66% to 2.42%
2002	2,229	$11.15 to $15.07	32,704	4.04	0.00% to 0.75%	4.44% to 5.39%
2001	1,603	$10.58 to $14.43	22,975	5.37	0.00% to 0.75%	8.01%
Neuberger Berman AMT Socially Responsive Portfolio - Class I						
2005	4	$11.38 to $11.44	47	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Small Cap Value VCT Portfolio - Class I						
2005	449	$14.04 to $14.44	6,368	-	0.00% to 0.75%	10.55% to 11.42%
2004	428	$12.70 to $12.96	5,468	-	0.00% to 0.75%	19.25% to 20.11%
2003	229	$10.65 to $10.79	2,455	-	0.00% to 0.75%	34.47% to 35.55%
2002	96	$7.92 to $7.96	760	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Putnam VT Small Cap Value Fund - Class IB Shares						
2005	1,047	$18.59 to $19.27	19,658	5.50	0.00% to 0.75%	6.23% to 7.06%
2004	1,186	$17.50 to $18.00	20,927	0.33	0.00% to 0.75%	25.27% to 26.23%
2003	1,135	$13.97 to $14.26	15,925	0.30	0.00% to 0.75%	76.39% to 79.15%
2002	1,032	$7.92 to $7.96	9,712	1.05	0.00% to 0.75%	-18.76% to -18.27%
2001	535	$11.57 to $11.66	6,191	(a)	0.00% to 0.75%	(a)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Van Eck Worldwide Emerging Markets Fund						
2005	1,136	$18.48 to $20.19	$ 21,429	0.69 %	0.00% to 0.75%	31.06% to 31.96%
2004	994	$14.10 to $15.30	14,257	0.51	0.00% to 0.75%	24.89% to 25.93%
2003	967	$11.29 to $12.15	10,998	0.08	0.00% to 0.75%	53.19% to 54.19%
2002	777	$7.37 to $7.88	5,740	0.17	0.00% to 0.75%	-3.67% to -2.96%
2001	588	$7.65 to $8.12	4,516	-	0.00% to 0.75%	-2.55% to -1.81%
Van Eck Worldwide Hard Assets Fund						
2005	566	$23.63 to $24.60	13,798	0.29	0.00% to 0.75%	50.55% to 51.67%
2004	514	$15.58 to $16.34	8,359	0.39	0.00% to 0.75%	23.04% to 23.95%
2003	545	$12.57 to $13.28	7,224	0.34	0.00% to 0.75%	44.03% to 45.15%
2002	233	$8.66 to $9.22	2,148	0.62	0.00% to 0.75%	-3.66% to -2.81%
2001	181	$8.91 to $9.57	1,727	1.15	0.00% to 0.75%	-11.06%

(a)   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

(b)   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(c)   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(d)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(e)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain
items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this
table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

FINANCIAL STATEMENTS

Security Life of Denver Insurance Company

Separate Account L1

Year ended December 31, 2005
with Report of Independent Registered Public Accounting Firm

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SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Financial Statements
Year ended December 31, 2005

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Security Life of Denver Insurance Company Separate Account L1 (the "Account") as of December 31, 2005, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Capital Appreciation Fund - Series I Shares
  AIM V.I. Core Stock Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
  AIM V.I. Health Sciences Fund - Series I Shares
  AIM V.I. High Yield Fund - Series I Shares
  AIM V.I. Small Company Growth Fund - Series I Shares
  AIM V.I. Total Return Fund - Series I Shares
  AIM V.I. Utilities Fund - Series I Shares
The Alger American Funds:
  Alger American Growth Portfolio - Class O
  Alger American Leveraged AllCap Portfolio - Class O
  Alger American MidCap Growth Portfolio - Class O
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
  Fidelity® VIP Asset Manager℠ Portfolio - Service Class
  Fidelity® VIP Contrafund Portfolio® - Service Class
  Fidelity® VIP Equity-Income Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP High Income Portfolio - Service Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Investors Trust:
  ING AIM MidCap Growth Portfolio - Service Class
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Class S
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service Class
  ING FMR℠ Earnings Growth Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Small Cap Equity Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class

ING Investors Trust (continued):
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING Mercury Large Cap Growth Portfolio - Service Class
  ING Mercury Large Cap Value Portfolio - Institutional Class
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid-Cap Value Portfolio - Class I
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century SmallCap Value Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING JPMorgan Mid Cap Value - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Income Portfolio - Class I

ING Variable Portfolios, Inc.:
   ING VP Index Plus Large Cap Portfolio - Class I
   ING VP Index Plus Mid Cap Portfolio - Class I
   ING VP Index Plus Small Cap Portfolio - Class I
   ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
   ING VP High Yield Bond Portfolio - Class I
   ING VP MagnaCap Portfolio - Class I
   ING VP MidCap Opportunities Portfolio - Class I
   ING VP Real Estate Portfolio - Class S
   ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
   ING VP Intermediate Bond Portfolio - Class I
Janus Aspen Series:
   Janus Aspen Series International Growth Portfolio® - Service Shares
   Janus Aspen Series Mid Cap Growth Portfolio® - Service Shares
   Janus Aspen Series Worldwide Growth Portfolio® - Service Shares
M Fund, Inc:
   Brandes International Equity Fund
   Business Opportunity Value Fund
   Frontier Capital Appreciation Fund
   Turner Core Growth Fund

Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Growth Portfolio - Class I
   Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I
   Neuberger Berman AMT Socially Responsive Portfolio - Class I
Pioneer Variable Contracts Trust:
   Pioneer MidCap Value VCT Portfolio - Class I
   Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
   Putnam VT Growth and Income Fund - Class IB Shares
   Putnam VT New Opportunities Fund - Class IB Shares
   Putnam VT Small Cap Value Fund - Class IB Shares
   Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Bond Fund
   Van Eck Worldwide Emerging Markets Fund
   Van Eck Worldwide Hard Assets Fund
   Van Eck Worldwide Real Estate Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2005, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Separate Account L1 at December 31, 2005, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 22, 2006

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	American Funds Insurance Series®- Growth Fund - Class 2	American Funds Insurance Series®- Growth Income Fund - Class 2	American Funds Insurance Series®- International Fund - Class 2
Assets					
Investments in mutual funds					
at fair value	$ 21,637	$ 21,784	$ 33,471	$ 18,342	$ 25,807
Total assets	21,637	21,784	33,471	18,342	25,807
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 21,637	$ 21,784	$ 33,471	$ 18,342	$ 25,807
Total number of mutual fund shares	1,135,785	1,835,202	567,499	481,165	1,364,029
Cost of mutual fund shares	$ 19,241	$ 22,581	$ 28,171	$ 17,065	$ 20,724

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 17,718	$ 1,719	$ 2,048	$ 108	$ 44,394
Total assets	17,718	1,719	2,048	108	44,394
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 17,718	$ 1,719	$ 2,048	$ 108	$ 44,393
Total number of mutual fund shares	1,178,060	115,069	66,229	4,239	1,317,343
Cost of mutual fund shares	$ 15,542	$ 1,640	$ 1,930	$ 105	$ 35,924

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Service Class	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 2,832	$ 11,126	$ 448	$ 37,781	$ 3,461
Total assets	2,832	11,126	448	37,781	3,461
Liabilities					
Payable to related parties	-	-	-	1	-
Total liabilities	-	-	-	1	-
Net assets	$ 2,832	$ 11,126	$ 448	$ 37,780	$ 3,461
Total number of mutual fund shares	84,371	1,812,038	35,088	1,833,163	168,662
Cost of mutual fund shares	$ 2,591	$ 11,873	$ 446	$ 27,145	$ 2,763

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 4,083	$ 2,024	$ 33,688	$ 65	$ 42,817
Total assets	4,083	2,024	33,688	65	42,817
Liabilities					
Payable to related parties	-	-	1	-	1
Total liabilities	-	-	1	-	1
Net assets	$ 4,083	$ 2,024	$ 33,687	$ 65	$ 42,816
Total number of mutual fund shares	214,240	189,324	3,065,373	4,891	4,039,378
Cost of mutual fund shares	$ 3,967	$ 2,012	$ 32,755	$ 65	$ 41,795

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 3,423	$ 33,049	$ 6,889	$ 2,341	$ 2,157
Total assets	3,423	33,049	6,889	2,341	2,157
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 3,423	$ 33,048	$ 6,889	$ 2,341	$ 2,157
Total number of mutual fund shares	167,692	2,629,203	641,397	179,124	202,895
Cost of mutual fund shares	$ 2,963	$ 32,207	$ 6,730	$ 2,316	$ 1,943

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 2,943	$ 62,164	$ 35,249	$ 974	$ 4,748
Total assets	2,943	62,164	35,249	974	4,748
Liabilities					
Payable to related parties	-	1	-	-	-
Total liabilities	-	1	-	-	-
Net assets	$ 2,943	$ 62,163	$ 35,249	$ 974	$ 4,748
Total number of mutual fund shares	274,493	62,164,180	35,248,954	81,266	298,589
Cost of mutual fund shares	$ 3,042	$ 62,164	$ 35,249	$ 902	$ 4,352

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 12,715	$ 11	$ 25,829	$ 5,377	$ 5,384
Total assets	12,715	11	25,829	5,377	5,384
Liabilities					
Payable to related parties	-	-	1	-	-
Total liabilities	-	-	1	-	-
Net assets	$ 12,715	$ 11	$ 25,828	$ 5,377	$ 5,384
Total number of mutual fund shares	1,028,721	982	2,091,419	445,511	294,843
Cost of mutual fund shares	$ 11,650	$ 11	$ 24,113	$ 4,871	$ 5,376

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 11,302	$ 55	$ 86	$ 15,714	$ 219,410
Total assets	11,302	55	86	15,714	219,410
Liabilities					
Payable to related parties	-	-	-	-	4
Total liabilities	-	-	-	-	4
Net assets	$ 11,302	$ 55	$ 86	$ 15,714	$ 219,406
Total number of mutual fund shares	1,009,138	3,179	7,812	1,425,990	19,246,508
Cost of mutual fund shares	$ 11,575	$ 53	$ 84	$ 15,231	$ 198,510

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 38,330	$ 13,295	$ 16	$ 4,803	$ 1,028
Total assets	38,330	13,295	16	4,803	1,028
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 38,330	$ 13,295	$ 16	$ 4,803	$ 1,028
Total number of mutual fund shares	1,522,854	963,417	1,558	405,342	37,986
Cost of mutual fund shares	$ 32,112	$ 12,647	$ 15	$ 4,027	$ 997

The accompanying notes are an integral part of these financial statements.

11

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 7	$ 33	$ 888	$ 2,330	$ 10,114
Total assets	7	33	888	2,330	10,114
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 7	$ 33	$ 888	$ 2,330	$ 10,114
Total number of mutual fund shares	644	2,346	75,478	143,722	721,379
Cost of mutual fund shares	$ 7	$ 32	$ 959	$ 2,284	$ 10,022

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Assets					
Investments in mutual funds at fair value	$ 4,031	$ 6,094	$ 9,777	$ 711	$ 45,814
Total assets	4,031	6,094	9,777	711	45,814
Liabilities					
Payable to related parties	-	-	-	-	1
Total liabilities	-	-	-	-	1
Net assets	$ 4,031	$ 6,094	$ 9,777	$ 711	$ 45,813
Total number of mutual fund shares	284,467	610,058	895,333	15,967	5,296,450
Cost of mutual fund shares	$ 3,500	$ 6,211	$ 9,794	$ 696	$ 42,986

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 72	$ 9,919	$ 1,152	$ 4,436	$ 4,128
Total assets	72	9,919	1,152	4,436	4,128
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 72	$ 9,919	$ 1,152	$ 4,436	$ 4,128
Total number of mutual fund shares	7,723	811,710	31,915	309,112	266,669
Cost of mutual fund shares	$ 71	$ 9,244	$ 1,030	$ 4,379	$ 3,996

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class I	ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Assets					
Investments in mutual funds at fair value	$ 132	$ 4,953	$ 18,684	$ 10,591	$ 1,911
Total assets	132	4,953	18,684	10,591	1,911
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 132	$ 4,953	$ 18,684	$ 10,591	$ 1,911
Total number of mutual fund shares	9,965	321,187	999,673	634,945	137,978
Cost of mutual fund shares	$ 129	$ 4,459	$ 17,106	$ 9,915	$ 1,919

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I	ING VP Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 14,762	$ 2,709	$ 14,140	$ 3,627	$ 16,251
Total assets	14,762	2,709	14,140	3,627	16,251
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 14,762	$ 2,709	$ 14,140	$ 3,627	$ 16,251
Total number of mutual fund shares	4,875,257	357,925	945,790	204,447	1,252,945
Cost of mutual fund shares	$ 14,664	$ 2,354	$ 13,530	$ 3,084	$ 16,913

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Growth Portfolio® - Class I
Assets					
Investments in mutual funds at fair value	$ 14,898	$ 2,907	$ 7,615	$ 3,106	$ 14,875
Total assets	14,898	2,907	7,615	3,106	14,875
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 14,898	$ 2,907	$ 7,615	$ 3,106	$ 14,875
Total number of mutual fund shares	850,330	241,004	331,803	187,102	1,078,663
Cost of mutual fund shares	$ 11,809	$ 2,697	$ 6,505	$ 2,742	$ 10,267

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Small Cap Value Fund - Class IB Shares	Van Eck Worldwide Emerging Markets Fund
Assets					
Investments in mutual funds					
at fair value	$ 23,316	$ 47	$ 6,368	$ 19,658	$ 21,429
Total assets	23,316	47	6,368	19,658	21,429
Liabilities					
Payable to related parties	-	-	-	-	-
Total liabilities	-	-	-	-	-
Net assets	$ 23,316	$ 47	$ 6,368	$ 19,658	$ 21,429
Total number of mutual fund shares	1,844,613	3,135	393,322	857,314	1,076,296
Cost of mutual fund shares	$ 24,501	$ 45	$ 5,707	$ 15,558	$ 14,633

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Assets and Liabilities
December 31, 2005
(Dollars in thousands)

	Van Eck Worldwide Hard Assets Fund
Assets	
Investments in mutual funds at fair value	$ 13,798
Total assets	13,798
Liabilities	
Payable to related parties	-
Total liabilities	-
Net assets	$ 13,798
Total number of mutual fund shares	497,406
Cost of mutual fund shares	$ 10,081

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	AIM V.I. Health Sciences Fund - Series I Shares	AIM V.I. High Yield Fund - Series I Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 94	$ 710	$ -	$ -
Total investment income	-	94	710	-	-
Expenses:					
Mortality, expense risk					
and other charges	54	145	144	4	82
Total expenses	54	145	144	4	82
Net investment income (loss)	(54)	(51)	566	(4)	(82)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,323	16	(125)	177	2,037
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,323	16	(125)	177	2,037
Net unrealized appreciation					
(depreciation) of investments	(1,891)	583	(191)	(75)	(1,530)
Net realized and unrealized gain (loss)					
on investments	432	599	(316)	102	507
Net increase (decrease) in net assets					
resulting from operations	$ 378	$ 548	$ 250	$ 98	$ 425

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	AIM V.I. Small Company Growth Fund - Series I Shares	AIM V.I. Total Return Fund - Series I Shares	AIM V.I. Utilities Fund - Series I Shares	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O
Net investment income (loss)					
Income:					
Dividends	$ -	$ 263	$ -	$ 97	$ -
Total investment income	-	263	-	97	-
Expenses:					
Mortality, expense risk					
and other charges	66	58	56	208	89
Total expenses	66	58	56	208	89
Net investment income (loss)	(66)	205	(56)	(111)	(89)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	3,921	480	4,475	2,076	3,377
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	3,921	480	4,475	2,076	3,377
Net unrealized appreciation					
(depreciation) of investments	(3,774)	(621)	(2,265)	864	(2,150)
Net realized and unrealized gain (loss)					
on investments	147	(141)	2,210	2,940	1,227
Net increase (decrease) in net assets					
resulting from operations	$ 81	$ 64	$ 2,154	$ 2,829	$ 1,138

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Alger American MidCap Growth Portfolio - Class O	American Funds Insurance Series®- Growth Fund - Class 2	American Funds Insurance Series®- Growth Income Fund - Class 2	American Funds Insurance Series®- International Fund - Class 2	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 204	$ 230	$ 339	$ 534
Total investment income	-	204	230	339	534
Expenses:					
Mortality, expense risk					
and other charges	192	115	70	81	142
Total expenses	192	115	70	81	142
Net investment income (loss)	(192)	89	160	258	392
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	11,544	655	323	485	202
Capital gains distributions	1,647	-	65	-	7
Total realized gain (loss) on investments					
and capital gains distributions	13,191	655	388	485	209
Net unrealized appreciation					
(depreciation) of investments	(10,577)	3,524	408	3,495	(38)
Net realized and unrealized gain (loss)					
on investments	2,614	4,179	796	3,980	171
Net increase (decrease) in net assets					
resulting from operations	$ 2,422	$ 4,268	$ 956	$ 4,238	$ 563

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP Asset Manager℠ Portfolio - Service Class	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Equity- Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 44	$ -	$ -	$ 234	$ 10
Total investment income	44	-	-	234	10
Expenses:					
Mortality, expense risk					
and other charges	-	3	-	334	-
Total expenses	-	3	-	334	-
Net investment income (loss)	44	(3)	-	(100)	10
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	57	4	-	(475)	142
Capital gains distributions	1	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	58	4	-	(475)	142
Net unrealized appreciation					
(depreciation) of investments	(37)	119	3	2,618	(10)
Net realized and unrealized gain (loss)					
on investments	21	123	3	2,143	132
Net increase (decrease) in net assets					
resulting from operations	$ 65	$ 120	$ 3	$ 2,043	$ 142

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class	ING AIM Mid Cap Growth Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 801	$ -	$ 260	$ 18	$ -
Total investment income	801	-	260	18	-
Expenses:					
Mortality, expense risk					
and other charges	32	-	274	-	-
Total expenses	32	-	274	-	-
Net investment income (loss)	769	-	(14)	18	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	440	-	3,542	334	4
Capital gains distributions	-	-	204	16	-
Total realized gain (loss) on investments					
and capital gains distributions	440	-	3,746	350	4
Net unrealized appreciation					
(depreciation) of investments	(747)	2	2,437	223	-
Net realized and unrealized gain (loss)					
on investments	(307)	2	6,183	573	4
Net increase (decrease) in net assets					
resulting from operations	$ 462	$ 2	$ 6,169	$ 591	$ 4

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING FMR[SM] Earnings Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 10	$ -	$ 74
Total investment income	-	-	10	-	74
Expenses:					
Mortality, expense risk					
and other charges	5	2	57	-	79
Total expenses	5	2	57	-	79
Net investment income (loss)	(5)	(2)	(47)	-	(5)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	4	8	-	24
Capital gains distributions	-	55	-	-	94
Total realized gain (loss) on investments					
and capital gains distributions	38	59	8	-	118
Net unrealized appreciation					
(depreciation) of investments	116	12	933	-	1,023
Net realized and unrealized gain (loss)					
on investments	154	71	941	-	1,141
Net increase (decrease) in net assets					
resulting from operations	$ 149	$ 69	$ 894	$ -	$ 1,136

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 21	$ -	$ -	$ -	$ -
Total investment income	21	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	9	156	9	3	8
Total expenses	9	156	9	3	8
Net investment income (loss)	12	(156)	(9)	(3)	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	254	1,133	(7)	5	88
Capital gains distributions	113	1,923	-	147	3
Total realized gain (loss) on investments					
and capital gains distributions	367	3,056	(7)	152	91
Net unrealized appreciation					
(depreciation) of investments	376	(2,136)	159	25	34
Net realized and unrealized gain (loss)					
on investments	743	920	152	177	125
Net increase (decrease) in net assets					
resulting from operations	$ 755	$ 764	$ 143	$ 174	$ 117

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Limited Maturity Bond Portfolio - Service Class	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 75	$ 1,993	$ 709	$ 16	$ -
Total investment income	75	1,993	709	16	-
Expenses:					
Mortality, expense risk					
and other charges	1	501	-	7	20
Total expenses	1	501	-	7	20
Net investment income (loss)	74	1,492	709	9	(20)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(21)	-	-	15	391
Capital gains distributions	4	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(17)	-	-	15	391
Net unrealized appreciation					
(depreciation) of investments	(26)	-	-	33	51
Net realized and unrealized gain (loss)					
on investments	(43)	-	-	48	442
Net increase (decrease) in net assets					
resulting from operations	$ 31	$ 1,492	$ 709	$ 57	$ 422

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class	ING MFS Total Return Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 14	$ -	$ -	$ -	$ 98
Total investment income	14	-	-	-	98
Expenses:					
Mortality, expense risk					
and other charges	15	-	183	17	17
Total expenses	15	-	183	17	17
Net investment income (loss)	(1)	-	(183)	(17)	81
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(42)	3	66	100	98
Capital gains distributions	162	-	2	-	140
Total realized gain (loss) on investments					
and capital gains distributions	120	3	68	100	238
Net unrealized appreciation					
(depreciation) of investments	1,065	1	1,190	12	(188)
Net realized and unrealized gain (loss)					
on investments	1,185	4	1,258	112	50
Net increase (decrease) in net assets					
resulting from operations	$ 1,184	$ 4	$ 1,075	$ 95	$ 131

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 79	$ -	$ -	$ -	$ -
Total investment income	79	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	21	-	-	27	1,397
Total expenses	21	-	-	27	1,397
Net investment income (loss)	58	-	-	(27)	(1,397)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(31)	1	-	11	1,852
Capital gains distributions	229	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	198	1	-	11	1,852
Net unrealized appreciation					
(depreciation) of investments	(273)	3	3	483	7,993
Net realized and unrealized gain (loss)					
on investments	(75)	4	3	494	9,845
Net increase (decrease) in net assets					
resulting from operations	$ (17)	$ 4	$ 3	$ 467	$ 8,448

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 549	$ 170	$ -	$ 23	$ 1
Total investment income	549	170	-	23	1
Expenses:					
Mortality, expense risk					
and other charges	178	66	-	22	1
Total expenses	178	66	-	22	1
Net investment income (loss)	371	104	-	1	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,631	453	-	60	1
Capital gains distributions	1,278	297	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,909	750	-	60	1
Net unrealized appreciation					
(depreciation) of investments	(537)	(378)	1	541	31
Net realized and unrealized gain (loss)					
on investments	2,372	372	1	601	32
Net increase (decrease) in net assets					
resulting from operations	$ 2,743	$ 476	$ 1	$ 602	$ 32

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Index Plus International Equity Portfolio - Service Class	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 3	$ -	$ 51
Total investment income	-	-	3	-	51
Expenses:					
Mortality, expense risk					
and other charges	-	-	1	3	38
Total expenses	-	-	1	3	38
Net investment income (loss)	-	-	2	(3)	13
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	1	2	372
Capital gains distributions	-	-	80	-	698
Total realized gain (loss) on investments					
and capital gains distributions	-	-	81	2	1,070
Net unrealized appreciation					
(depreciation) of investments	-	1	(71)	45	(372)
Net realized and unrealized gain (loss)					
on investments	-	1	10	47	698
Net increase (decrease) in net assets					
resulting from operations	$ -	$ 1	$ 12	$ 44	$ 711

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 33	$ 121	$ 175	$ -	$ -
Total investment income	33	121	175	-	-
Expenses:					
Mortality, expense risk					
and other charges	12	11	49	1	80
Total expenses	12	11	49	1	80
Net investment income (loss)	21	110	126	(1)	(80)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	2	40	35	254
Capital gains distributions	68	-	117	-	44
Total realized gain (loss) on investments					
and capital gains distributions	106	2	157	35	298
Net unrealized appreciation					
(depreciation) of investments	531	(117)	(141)	(5)	2,829
Net realized and unrealized gain (loss)					
on investments	637	(115)	16	30	3,127
Net increase (decrease) in net assets					
resulting from operations	$ 658	$ (5)	$ 142	$ 29	$ 3,047

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ -	$ 61	$ 1	$ 12	$ 18
Total investment income	-	61	1	12	18
Expenses:					
Mortality, expense risk					
and other charges	1	38	3	4	2
Total expenses	1	38	3	4	2
Net investment income (loss)	(1)	23	(2)	8	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	18	526	22	18	10
Capital gains distributions	-	358	1	-	-
Total realized gain (loss) on investments					
and capital gains distributions	18	884	23	18	10
Net unrealized appreciation					
(depreciation) of investments	1	(577)	59	57	132
Net realized and unrealized gain (loss)					
on investments	19	307	82	75	142
Net increase (decrease) in net assets					
resulting from operations	$ 18	$ 330	$ 80	$ 83	$ 158

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class I	ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 2	$ 64	$ 74	$ 27	$ -
Total investment income	2	64	74	27	-
Expenses:					
Mortality, expense risk					
and other charges	1	20	51	44	1
Total expenses	1	20	51	44	1
Net investment income (loss)	1	44	23	(17)	(1)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(4)	516	1,486	784	-
Capital gains distributions	-	-	1,134	455	-
Total realized gain (loss) on investments					
and capital gains distributions	(4)	516	2,620	1,239	-
Net unrealized appreciation					
(depreciation) of investments	2	(340)	(897)	(507)	(8)
Net realized and unrealized gain (loss)					
on investments	(2)	176	1,723	732	(8)
Net increase (decrease) in net assets					
resulting from operations	$ (1)	$ 220	$ 1,746	$ 715	$ (9)

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP High Yield Bond Portfolio - Class I	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 256	$ 23	$ -	$ 182	$ -
Total investment income	256	23	-	182	-
Expenses:					
Mortality, expense risk					
and other charges	23	9	9	21	19
Total expenses	23	9	9	21	19
Net investment income (loss)	233	14	(9)	161	(19)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(7)	226	191	8	126
Capital gains distributions	-	178	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(7)	404	191	8	126
Net unrealized appreciation					
(depreciation) of investments	(136)	(284)	37	610	230
Net realized and unrealized gain (loss)					
on investments	(143)	120	228	618	356
Net increase (decrease) in net assets					
resulting from operations	$ 90	$ 134	$ 219	$ 779	$ 337

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Service Shares	Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	Janus Aspen Series Worldwide Growth Portfolio - Service Shares	Brandes International Equity Fund
Net investment income (loss)					
Income:					
Dividends	$ 603	$ 55	$ -	$ -	$ 201
Total investment income	603	55	-	-	201
Expenses:					
Mortality, expense risk					
and other charges	36	29	6	6	96
Total expenses	36	29	6	6	96
Net investment income (loss)	567	26	(6)	(6)	105
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(107)	2,554	517	353	484
Capital gains distributions	64	-	-	-	797
Total realized gain (loss) on investments					
and capital gains distributions	(43)	2,554	517	353	1,281
Net unrealized appreciation					
(depreciation) of investments	(234)	(1,140)	(730)	(490)	(26)
Net realized and unrealized gain (loss)					
on investments	(277)	1,414	(213)	(137)	1,255
Net increase (decrease) in net assets					
resulting from operations	$ 290	$ 1,440	$ (219)	$ (143)	$ 1,360

The accompanying notes are an integral part of these financial statements.

36

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I
Net investment income (loss)					
Income:					
Dividends	$ 18	$ -	$ 12	$ -	$ 694
Total investment income	18	-	12	-	694
Expenses:					
Mortality, expense risk					
and other charges	17	60	18	95	158
Total expenses	17	60	18	95	158
Net investment income (loss)	1	(60)	(6)	(95)	536
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	141	681	276	359	(234)
Capital gains distributions	232	578	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	373	1,259	276	359	(234)
Net unrealized appreciation					
(depreciation) of investments	(167)	(282)	50	1,426	(99)
Net realized and unrealized gain (loss)					
on investments	206	977	326	1,785	(333)
Net increase (decrease) in net assets					
resulting from operations	$ 207	$ 917	$ 320	$ 1,690	$ 203

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Growth and Income Fund - Class IB Shares	Putnam VT New Opportunities Fund - Class IB Shares
Net investment income (loss)					
Income:					
Dividends	$ -	$ 51	$ -	$ 113	$ 1
Total investment income	-	51	-	113	1
Expenses:					
Mortality, expense risk					
and other charges	-	73	31	25	5
Total expenses	-	73	31	25	5
Net investment income (loss)	-	(22)	(31)	88	(4)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	2,017	797	1,379	385
Capital gains distributions	-	974	186	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	2,991	983	1,379	385
Net unrealized appreciation					
(depreciation) of investments	2	(2,344)	(236)	(1,365)	(380)
Net realized and unrealized gain (loss)					
on investments	2	647	747	14	5
Net increase (decrease) in net assets					
resulting from operations	$ 2	$ 625	$ 716	$ 102	$ 1

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Putnam VT Small Cap Value Fund - Class IB Shares	Putnam VT Voyager Fund - Class IB Shares	Van Eck Worldwide Bond Fund	Van Eck Worldwide Emerging Markets Fund	Van Eck Worldwide Hard Assets Fund
Net investment income (loss)					
Income:					
Dividends	$ 1,116	$ 10	$ 386	$ 123	$ 32
Total investment income	1,116	10	386	123	32
Expenses:					
Mortality, expense risk					
and other charges	106	5	26	96	62
Total expenses	106	5	26	96	62
Net investment income (loss)	1,010	5	360	27	(30)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	2,263	202	(173)	1,703	1,705
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	2,263	202	(173)	1,703	1,705
Net unrealized appreciation					
(depreciation) of investments	(2,047)	(196)	(333)	3,019	2,276
Net realized and unrealized gain (loss)					
on investments	216	6	(506)	4,722	3,981
Net increase (decrease) in net assets					
resulting from operations	$ 1,226	$ 11	$ (146)	$ 4,749	$ 3,951

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Operations
For the year ended December 31, 2005
(Dollars in thousands)

	Van Eck Worldwide Real Estate Fund
Net investment income (loss)	
Income:	
Dividends	$ 241
Total investment income	241
Expenses:	
Mortality, expense risk	
and other charges	48
Total expenses	48
Net investment income (loss)	193
Realized and unrealized gain (loss)	
on investments	
Net realized gain (loss) on investments	3,657
Capital gains distributions	114
Total realized gain (loss) on investments	
and capital gains distributions	3,771
Net unrealized appreciation	
(depreciation) of investments	(3,041)
Net realized and unrealized gain (loss)	
on investments	730
Net increase (decrease) in net assets	
resulting from operations	$ 923

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. Capital Appreciation Fund - Series I Shares	AIM V.I. Core Stock Fund - Series I Shares	AIM V.I. Government Securities Fund - Series I Shares	AIM V.I. Health Sciences Fund - Series I Shares
Net Assets at January 1, 2004	$ 10,989	$ 27,110	$ 29,800	$ 631
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(74)	36	715	(6)
Net realized gain (loss) on investments and capital gains distributions	(56)	(664)	480	30
Net unrealized appreciation (depreciation) of investments	782	1,347	(677)	(7)
Net increase (decrease) in net assets from operations	652	719	518	17
Changes from principal transactions:				
Premiums	1,605	2,715	3,279	301
Surrenders and withdrawals	(553)	(2,658)	(6,262)	(32)
Cost of insurance and administrative charges	(662)	(1,288)	(1,196)	(60)
Benefit payments	-	(14)	-	-
Transfers between Divisions (including fixed account), net	(149)	(3,207)	(2,083)	404
Increase (decrease) in net assets derived from principal transactions	241	(4,452)	(6,262)	613
Total increase (decrease) in net assets	893	(3,733)	(5,744)	630
Net assets at December 31, 2004	11,882	23,377	24,056	1,261
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(54)	(51)	566	(4)
Net realized gain (loss) on investments and capital gains distributions	2,323	16	(125)	177
Net unrealized appreciation (depreciation) of investments	(1,891)	583	(191)	(75)
Net increase (decrease) in net assets from operations	378	548	250	98
Changes from principal transactions:				
Premiums	1,011	2,019	2,452	147
Surrenders and withdrawals	(511)	(1,324)	(1,912)	(49)
Cost of insurance and administrative charges	(464)	(1,179)	(1,083)	(51)
Benefit payments	-	(1)	-	-
Transfers between Divisions (including fixed account), net	(12,296)	(1,803)	(1,979)	(1,406)
Increase (decrease) in net assets derived from principal transactions	(12,260)	(2,288)	(2,522)	(1,359)
Total increase (decrease) in net assets	(11,882)	(1,740)	(2,272)	(1,261)
Net assets at December 31, 2005	$ -	$ 21,637	$ 21,784	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	AIM V.I. High Yield Fund - Series I Shares	AIM V.I. Small Company Growth Fund - Series I Shares	AIM V.I. Total Return Fund - Series I Shares	AIM V.I. Utilities Fund - Series I Shares
Net Assets at January 1, 2004	$ -	$ 13,864	$ 10,471	$ 8,951
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	688	(90)	86	139
Net realized gain (loss) on investments and capital gains distributions	14	398	(5)	731
Net unrealized appreciation (depreciation) of investments	1,530	1,492	149	1,190
Net increase (decrease) in net assets from operations	2,232	1,800	230	2,060
Changes from principal transactions:				
Premiums	1,534	1,880	1,130	905
Surrenders and withdrawals	(567)	(1,101)	(886)	(516)
Cost of insurance and administrative charges	(888)	(658)	(577)	(413)
Benefit payments	-	(4)	(1)	-
Transfers between Divisions (including fixed account), net	25,592	(780)	(1,190)	152
Increase (decrease) in net assets derived from principal transactions	25,671	(663)	(1,524)	128
Total increase (decrease) in net assets	27,903	1,137	(1,294)	2,188
Net assets at December 31, 2004	27,903	15,001	9,177	11,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(82)	(66)	205	(56)
Net realized gain (loss) on investments and capital gains distributions	2,037	3,921	480	4,475
Net unrealized appreciation (depreciation) of investments	(1,530)	(3,774)	(621)	(2,265)
Net increase (decrease) in net assets from operations	425	81	64	2,154
Changes from principal transactions:				
Premiums	1,490	1,069	1,099	909
Surrenders and withdrawals	(573)	(783)	(506)	(210)
Cost of insurance and administrative charges	(609)	(465)	(489)	(351)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(28,636)	(14,903)	(9,345)	(13,641)
Increase (decrease) in net assets derived from principal transactions	(28,328)	(15,082)	(9,241)	(13,293)
Total increase (decrease) in net assets	(27,903)	(15,001)	(9,177)	(11,139)
Net assets at December 31, 2005	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Alger American Growth Portfolio - Class O	Alger American Leveraged AllCap Portfolio - Class O	Alger American MidCap Growth Portfolio - Class O	American Funds Insurance Series®- Growth Fund - Class 2
Net Assets at January 1, 2004	$ 44,540	$ 18,180	$ 43,924	$ 3,929
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(301)	(126)	(277)	(28)
Net realized gain (loss) on investments and capital gains distributions	(5,514)	(125)	1,235	78
Net unrealized appreciation (depreciation) of investments	7,609	1,676	4,093	1,527
Net increase (decrease) in net assets from operations	1,794	1,425	5,051	1,577
Changes from principal transactions:				
Premiums	4,984	2,485	5,056	3,477
Surrenders and withdrawals	(4,860)	(898)	(3,525)	(254)
Cost of insurance and administrative charges	(2,207)	(1,088)	(2,032)	(569)
Benefit payments	(86)	(1)	(6)	-
Transfers between Divisions (including fixed account), net	(1,102)	(739)	(4,900)	11,498
Increase (decrease) in net assets derived from principal transactions	(3,271)	(241)	(5,407)	14,152
Total increase (decrease) in net assets	(1,477)	1,184	(356)	15,729
Net assets at December 31, 2004	43,063	19,364	43,568	19,658
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(111)	(89)	(192)	89
Net realized gain (loss) on investments and capital gains distributions	2,076	3,377	13,191	655
Net unrealized appreciation (depreciation) of investments	864	(2,150)	(10,577)	3,524
Net increase (decrease) in net assets from operations	2,829	1,138	2,422	4,268
Changes from principal transactions:				
Premiums	3,347	1,283	3,183	5,873
Surrenders and withdrawals	(1,747)	(796)	(1,856)	(593)
Cost of insurance and administrative charges	(1,466)	(739)	(1,468)	(1,185)
Benefit payments	(4)	-	(6)	-
Transfers between Divisions (including fixed account), net	(46,022)	(20,250)	(45,843)	5,450
Increase (decrease) in net assets derived from principal transactions	(45,892)	(20,502)	(45,990)	9,545
Total increase (decrease) in net assets	(43,063)	(19,364)	(43,568)	13,813
Net assets at December 31, 2005	$ -	$ -	$ -	$ 33,471

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	American Funds Insurance Series®- Growth Income Fund - Class 2	American Funds Insurance Series®- International Fund - Class 2	Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	Fidelity® VIP Asset Manager℠ Portfolio - Service Class
Net Assets at January 1, 2004	$ 3,463	$ 2,412	$ 21,003	$ 1,056
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	64	119	392	34
Net realized gain (loss) on investments and capital gains distributions	191	161	65	15
Net unrealized appreciation (depreciation) of investments	644	1,376	464	27
Net increase (decrease) in net assets from operations	899	1,656	921	76
Changes from principal transactions:				
Premiums	2,564	2,693	2,317	312
Surrenders and withdrawals	(164)	(139)	(2,420)	(8)
Cost of insurance and administrative charges	(396)	(345)	(1,046)	(88)
Benefit payments	-	-	(7)	-
Transfers between Divisions (including fixed account), net	7,085	7,384	(556)	302
Increase (decrease) in net assets derived from principal transactions	9,089	9,593	(1,712)	518
Total increase (decrease) in net assets	9,988	11,249	(791)	594
Net assets at December 31, 2004	13,451	13,661	20,212	1,650
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	160	258	392	44
Net realized gain (loss) on investments and capital gains distributions	388	485	209	58
Net unrealized appreciation (depreciation) of investments	408	3,495	(38)	(37)
Net increase (decrease) in net assets from operations	956	4,238	563	65
Changes from principal transactions:				
Premiums	4,117	3,551	1,771	465
Surrenders and withdrawals	(438)	(535)	(1,320)	(54)
Cost of insurance and administrative charges	(695)	(790)	(944)	(109)
Benefit payments	-	-	(7)	-
Transfers between Divisions (including fixed account), net	951	5,682	(2,557)	(298)
Increase (decrease) in net assets derived from principal transactions	3,935	7,908	(3,057)	4
Total increase (decrease) in net assets	4,891	12,146	(2,494)	69
Net assets at December 31, 2005	$ 18,342	$ 25,807	$ 17,718	$ 1,719

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Service Class	Fidelity® VIP Equity-Income Portfolio - Service Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ 53,751	$ 2,000
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(240)	4
Net realized gain (loss) on investments and capital gains distributions	-	-	(1,096)	218
Net unrealized appreciation (depreciation) of investments	-	-	2,415	(115)
Net increase (decrease) in net assets from operations	-	-	1,079	107
Changes from principal transactions:				
Premiums	-	-	5,312	639
Surrenders and withdrawals	-	-	(3,851)	(42)
Cost of insurance and administrative charges	-	-	(2,720)	(174)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	(4,224)	259
Increase (decrease) in net assets derived from principal transactions	-	-	(5,483)	682
Total increase (decrease) in net assets	-	-	(4,404)	789
Net assets at December 31, 2004	-	-	49,347	2,789
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	-	(100)	10
Net realized gain (loss) on investments and capital gains distributions	4	-	(475)	142
Net unrealized appreciation (depreciation) of investments	119	3	2,618	(10)
Net increase (decrease) in net assets from operations	120	3	2,043	142
Changes from principal transactions:				
Premiums	164	10	4,186	587
Surrenders and withdrawals	(2)	-	(4,234)	(95)
Cost of insurance and administrative charges	(24)	(1)	(2,414)	(180)
Benefit payments	-	-	(38)	-
Transfers between Divisions (including fixed account), net	1,790	96	(4,497)	(411)
Increase (decrease) in net assets derived from principal transactions	1,928	105	(6,997)	(99)
Total increase (decrease) in net assets	2,048	108	(4,954)	43
Net assets at December 31, 2005	$ 2,048	$ 108	$ 44,393	$ 2,832

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Fidelity® VIP High Income Portfolio - Service Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ 38,294	$ 1,641
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	173	19
Net realized gain (loss) on investments and capital gains distributions	-	-	2,867	166
Net unrealized appreciation (depreciation) of investments	-	-	1,404	158
Net increase (decrease) in net assets from operations	-	-	4,444	343
Changes from principal transactions:				
Premiums	-	-	3,779	509
Surrenders and withdrawals	-	-	(2,946)	(64)
Cost of insurance and administrative charges	-	-	(1,605)	(141)
Benefit payments	-	-	(17)	-
Transfers between Divisions (including fixed account), net	-	-	(1,917)	781
Increase (decrease) in net assets derived from principal transactions	-	-	(2,706)	1,085
Total increase (decrease) in net assets	-	-	1,738	1,428
Net assets at December 31, 2004	-	-	40,032	3,069
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	769	-	(14)	18
Net realized gain (loss) on investments and capital gains distributions	440	-	3,746	350
Net unrealized appreciation (depreciation) of investments	(747)	2	2,437	223
Net increase (decrease) in net assets from operations	462	2	6,169	591
Changes from principal transactions:				
Premiums	162	48	2,896	533
Surrenders and withdrawals	(90)	-	(2,636)	(213)
Cost of insurance and administrative charges	(295)	(7)	(1,507)	(187)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	10,887	405	(7,174)	(332)
Increase (decrease) in net assets derived from principal transactions	10,664	446	(8,421)	(199)
Total increase (decrease) in net assets	11,126	448	(2,252)	392
Net assets at December 31, 2005	$ 11,126	$ 448	$ 37,780	$ 3,461

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING AIM Mid Cap Growth Portfolio - Service Class	ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	ING Evergreen Health Sciences Portfolio - Class S	ING Evergreen Omega Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	-
Net realized gain (loss) on investments and capital gains distributions	-	-	-	-
Net unrealized appreciation (depreciation) of investments	-	-	-	-
Net increase (decrease) in net assets from operations	-	-	-	-
Changes from principal transactions:				
Premiums	-	-	-	-
Surrenders and withdrawals	-	-	-	-
Cost of insurance and administrative charges	-	-	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	-
Increase (decrease) in net assets derived from principal transactions	-	-	-	-
Total increase (decrease) in net assets	-	-	-	-
Net assets at December 31, 2004	-	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	(2)	(47)
Net realized gain (loss) on investments and capital gains distributions	4	38	59	8
Net unrealized appreciation (depreciation) of investments	-	116	12	933
Net increase (decrease) in net assets from operations	4	149	69	894
Changes from principal transactions:				
Premiums	4	78	56	1,388
Surrenders and withdrawals	-	(33)	(105)	(786)
Cost of insurance and administrative charges	(1)	(38)	(21)	(458)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(7)	3,927	2,025	32,649
Increase (decrease) in net assets derived from principal transactions	(4)	3,934	1,955	32,793
Total increase (decrease) in net assets	-	4,083	2,024	33,687
Net assets at December 31, 2005	$ -	$ 4,083	$ 2,024	$ 33,687

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	ING Global Resources Portfolio - Institutional Class	ING JPMorgan Small Cap Equity Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ 61	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	10	(73)
Net realized gain (loss) on investments and capital gains distributions	-	-	(28)	116
Net unrealized appreciation (depreciation) of investments	-	-	78	2,978
Net increase (decrease) in net assets from operations	-	-	60	3,021
Changes from principal transactions:				
Premiums	-	-	129	1,067
Surrenders and withdrawals	-	-	(1)	(1,274)
Cost of insurance and administrative charges	-	-	(70)	(630)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	1,249	19,975
Increase (decrease) in net assets derived from principal transactions	-	-	1,307	19,138
Total increase (decrease) in net assets	-	-	1,367	22,159
Net assets at December 31, 2004	-	-	1,428	22,159
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(5)	12	(156)
Net realized gain (loss) on investments and capital gains distributions	-	118	367	3,056
Net unrealized appreciation (depreciation) of investments	-	1,023	376	(2,136)
Net increase (decrease) in net assets from operations	-	1,136	755	764
Changes from principal transactions:				
Premiums	2	1,379	271	2,691
Surrenders and withdrawals	-	(1,297)	(30)	(3,371)
Cost of insurance and administrative charges	-	(525)	(125)	(1,373)
Benefit payments	-	-	-	(39)
Transfers between Divisions (including fixed account), net	63	42,123	1,124	12,217
Increase (decrease) in net assets derived from principal transactions	65	41,680	1,240	10,125
Total increase (decrease) in net assets	65	42,816	1,995	10,889
Net assets at December 31, 2005	$ 65	$ 42,816	$ 3,423	$ 33,048

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING JPMorgan Value Opportunities Portfolio - Service Class	ING Julius Baer Foreign Portfolio - Institutional Class	ING Legg Mason Value Portfolio - Institutional Class	ING Limited Maturity Bond Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 465
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	71
Net realized gain (loss) on investments and capital gains distributions	-	-	1	14
Net unrealized appreciation (depreciation) of investments	-	-	180	(76)
Net increase (decrease) in net assets from operations	-	-	181	9
Changes from principal transactions:				
Premiums	-	-	42	594
Surrenders and withdrawals	-	-	-	(52)
Cost of insurance and administrative charges	-	-	(9)	(21)
Benefit payments	-	-	-	(7)
Transfers between Divisions (including fixed account), net	-	-	1,446	377
Increase (decrease) in net assets derived from principal transactions	-	-	1,479	891
Total increase (decrease) in net assets	-	-	1,660	900
Net assets at December 31, 2004	-	-	1,660	1,365
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(9)	(3)	(8)	74
Net realized gain (loss) on investments and capital gains distributions	(7)	152	91	(17)
Net unrealized appreciation (depreciation) of investments	159	25	34	(26)
Net increase (decrease) in net assets from operations	143	174	117	31
Changes from principal transactions:				
Premiums	222	351	300	725
Surrenders and withdrawals	(39)	-	(8)	(107)
Cost of insurance and administrative charges	(81)	(30)	(66)	(50)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	6,644	1,846	154	979
Increase (decrease) in net assets derived from principal transactions	6,746	2,167	380	1,547
Total increase (decrease) in net assets	6,889	2,341	497	1,578
Net assets at December 31, 2005	$ 6,889	$ 2,341	$ 2,157	$ 2,943

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Liquid Assets Portfolio - Institutional Class	ING Liquid Assets Portfolio - Service Class	ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Marsico Growth Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ 20,993	$ 161	$ 1,870
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	241	208	2	(13)
Net realized gain (loss) on investments and capital gains distributions	-	-	21	87
Net unrealized appreciation (depreciation) of investments	-	-	25	294
Net increase (decrease) in net assets from operations	241	208	48	368
Changes from principal transactions:				
Premiums	9,159	38,879	174	558
Surrenders and withdrawals	(7,658)	(1,615)	-	(67)
Cost of insurance and administrative charges	(1,920)	(1,868)	(17)	(99)
Benefit payments	(512)	(925)	-	-
Transfers between Divisions (including fixed account), net	58,746	(34,858)	576	575
Increase (decrease) in net assets derived from principal transactions	57,815	(387)	733	967
Total increase (decrease) in net assets	58,056	(179)	781	1,335
Net assets at December 31, 2004	58,056	20,814	942	3,205
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1,492	709	9	(20)
Net realized gain (loss) on investments and capital gains distributions	-	-	15	391
Net unrealized appreciation (depreciation) of investments	-	-	33	51
Net increase (decrease) in net assets from operations	1,492	709	57	422
Changes from principal transactions:				
Premiums	14,684	43,105	231	750
Surrenders and withdrawals	(20,510)	(1,637)	(8)	(517)
Cost of insurance and administrative charges	(3,584)	(1,917)	(21)	(171)
Benefit payments	(3,010)	(2,626)	-	-
Transfers between Divisions (including fixed account), net	15,035	(23,199)	(227)	1,059
Increase (decrease) in net assets derived from principal transactions	2,615	13,726	(25)	1,121
Total increase (decrease) in net assets	4,107	14,435	32	1,543
Net assets at December 31, 2005	$ 62,163	$ 35,249	$ 974	$ 4,748

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Marsico International Opportunities Portfolio - Service Class	ING Mercury Large Cap Growth Portfolio - Service Class	ING Mercury Large Cap Value Portfolio - Institutional Class	ING MFS Mid Cap Growth Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 2,923
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(11)	(15)
Net realized gain (loss) on investments and capital gains distributions	-	-	1,198	327
Net unrealized appreciation (depreciation) of investments	-	-	526	179
Net increase (decrease) in net assets from operations	-	-	1,713	491
Changes from principal transactions:				
Premiums	-	-	1,389	559
Surrenders and withdrawals	-	-	(1,910)	(74)
Cost of insurance and administrative charges	-	-	(722)	(186)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	27,360	544
Increase (decrease) in net assets derived from principal transactions	-	-	26,117	843
Total increase (decrease) in net assets	-	-	27,830	1,334
Net assets at December 31, 2004	-	-	27,830	4,257
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	-	(183)	(17)
Net realized gain (loss) on investments and capital gains distributions	120	3	68	100
Net unrealized appreciation (depreciation) of investments	1,065	1	1,190	12
Net increase (decrease) in net assets from operations	1,184	4	1,075	95
Changes from principal transactions:				
Premiums	388	2	2,338	436
Surrenders and withdrawals	(57)	-	(3,049)	(162)
Cost of insurance and administrative charges	(141)	(1)	(1,226)	(200)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	11,341	6	(1,140)	951
Increase (decrease) in net assets derived from principal transactions	11,531	7	(3,077)	1,025
Total increase (decrease) in net assets	12,715	11	(2,002)	1,120
Net assets at December 31, 2005	$ 12,715	$ 11	$ 25,828	$ 5,377

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Utilities Portfolio - Service Class	ING Oppenheimer Main Street Portfolio® - Institutional Class	ING Pioneer Fund Portfolio - Service Class
Net Assets at January 1, 2004	$ 1,246	$ -	$ 7	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	47	-	-	-
Net realized gain (loss) on investments and capital gains distributions	86	-	-	-
Net unrealized appreciation (depreciation) of investments	109	-	(1)	-
Net increase (decrease) in net assets from operations	242	-	(1)	-
Changes from principal transactions:				
Premiums	518	-	14	-
Surrenders and withdrawals	(58)	-	-	-
Cost of insurance and administrative charges	(103)	-	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,178	-	(20)	-
Increase (decrease) in net assets derived from principal transactions	1,535	-	(6)	-
Total increase (decrease) in net assets	1,777	-	(7)	-
Net assets at December 31, 2004	3,023	-	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	81	58	-	-
Net realized gain (loss) on investments and capital gains distributions	238	198	1	-
Net unrealized appreciation (depreciation) of investments	(188)	(273)	3	3
Net increase (decrease) in net assets from operations	131	(17)	4	3
Changes from principal transactions:				
Premiums	1,768	311	8	22
Surrenders and withdrawals	(215)	(2,463)	-	-
Cost of insurance and administrative charges	(205)	(139)	(1)	(1)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	882	13,610	44	62
Increase (decrease) in net assets derived from principal transactions	2,230	11,319	51	83
Total increase (decrease) in net assets	2,361	11,302	55	86
Net assets at December 31, 2005	$ 5,384	$ 11,302	$ 55	$ 86

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Class I	ING Stock Index Portfolio - Institutional Class	ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	ING T. Rowe Price Equity Income Portfolio - Institutional Class
Net Assets at January 1, 2004	$ -	$ -	$ 22,308	$ 2,734
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1,663	224	67
Net realized gain (loss) on investments and capital gains distributions	-	597	737	107
Net unrealized appreciation (depreciation) of investments	-	12,908	3,283	785
Net increase (decrease) in net assets from operations	-	15,168	4,244	959
Changes from principal transactions:				
Premiums	-	11,357	4,006	1,077
Surrenders and withdrawals	-	(6,367)	(770)	(70)
Cost of insurance and administrative charges	-	(5,052)	(1,331)	(182)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	205,444	4,544	5,962
Increase (decrease) in net assets derived from principal transactions	-	205,382	6,449	6,787
Total increase (decrease) in net assets	-	220,550	10,693	7,746
Net assets at December 31, 2004	-	220,550	33,001	10,480
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(1,397)	371	104
Net realized gain (loss) on investments and capital gains distributions	11	1,852	2,909	750
Net unrealized appreciation (depreciation) of investments	483	7,993	(537)	(378)
Net increase (decrease) in net assets from operations	467	8,448	2,743	476
Changes from principal transactions:				
Premiums	548	22,505	5,156	1,879
Surrenders and withdrawals	(517)	(15,677)	(2,186)	(136)
Cost of insurance and administrative charges	(195)	(9,747)	(1,665)	(442)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	15,411	(6,673)	1,281	1,038
Increase (decrease) in net assets derived from principal transactions	15,247	(9,592)	2,586	2,339
Total increase (decrease) in net assets	15,714	(1,144)	5,329	2,815
Net assets at December 31, 2005	$ 15,714	$ 219,406	$ 38,330	$ 13,295

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING UBS U.S. Allocation Portfolio - Service Class	ING Van Kampen Equity Growth Portfolio - Institutional Class	ING Van Kampen Growth and Income Portfolio - Service Class	ING VP Index Plus International Equity Portfolio - Service Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(11)	-	-
Net realized gain (loss) on investments and capital gains distributions	-	11	-	-
Net unrealized appreciation (depreciation) of investments	-	235	-	-
Net increase (decrease) in net assets from operations	-	235	-	-
Changes from principal transactions:				
Premiums	-	303	-	-
Surrenders and withdrawals	-	(399)	-	-
Cost of insurance and administrative charges	-	(116)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	4,681	-	-
Increase (decrease) in net assets derived from principal transactions	-	4,469	-	-
Total increase (decrease) in net assets	-	4,704	-	-
Net assets at December 31, 2004	-	4,704	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	1	-	-
Net realized gain (loss) on investments and capital gains distributions	-	60	1	-
Net unrealized appreciation (depreciation) of investments	1	541	31	-
Net increase (decrease) in net assets from operations	1	602	32	-
Changes from principal transactions:				
Premiums	8	601	19	-
Surrenders and withdrawals	-	(283)	-	-
Cost of insurance and administrative charges	(1)	(219)	(13)	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	8	(602)	990	7
Increase (decrease) in net assets derived from principal transactions	15	(503)	996	7
Total increase (decrease) in net assets	16	99	1,028	7
Net assets at December 31, 2005	$ 16	$ 4,803	$ 1,028	$ 7

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING American Century Large Company Value Portfolio - Initial Class	ING American Century Small Cap Value Portfolio - Initial Class	ING Baron Small Cap Growth Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 1,139
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	5
Net realized gain (loss) on investments and capital gains distributions	-	-	-	246
Net unrealized appreciation (depreciation) of investments	-	-	-	404
Net increase (decrease) in net assets from operations	-	-	-	655
Changes from principal transactions:				
Premiums	-	-	-	947
Surrenders and withdrawals	-	-	-	(101)
Cost of insurance and administrative charges	-	-	-	(145)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	-	3,681
Increase (decrease) in net assets derived from principal transactions	-	-	-	4,382
Total increase (decrease) in net assets	-	-	-	5,037
Net assets at December 31, 2004	-	-	-	6,176
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	2	(3)	13
Net realized gain (loss) on investments and capital gains distributions	-	81	2	1,070
Net unrealized appreciation (depreciation) of investments	1	(71)	45	(372)
Net increase (decrease) in net assets from operations	1	12	44	711
Changes from principal transactions:				
Premiums	3	166	356	1,682
Surrenders and withdrawals	-	(4)	(3)	(152)
Cost of insurance and administrative charges	(1)	(12)	(24)	(357)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	30	726	1,957	2,054
Increase (decrease) in net assets derived from principal transactions	32	876	2,286	3,227
Total increase (decrease) in net assets	33	888	2,330	3,938
Net assets at December 31, 2005	$ 33	$ 888	$ 2,330	$ 10,114

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING Oppenheimer Global Portfolio - Initial Class	ING Oppenheimer Strategic Income Portfolio - Service Class	ING PIMCO Total Return Portfolio - Initial Class	ING Salomon Brothers Aggressive Growth Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ 5,884	$ 123
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(47)	(1)
Net realized gain (loss) on investments and capital gains distributions	-	-	183	13
Net unrealized appreciation (depreciation) of investments	-	-	168	13
Net increase (decrease) in net assets from operations	-	-	304	25
Changes from principal transactions:				
Premiums	-	-	1,270	53
Surrenders and withdrawals	-	-	(4,077)	(20)
Cost of insurance and administrative charges	-	-	(306)	(26)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	3,175	71
Increase (decrease) in net assets derived from principal transactions	-	-	62	78
Total increase (decrease) in net assets	-	-	366	103
Net assets at December 31, 2004	-	-	6,250	226
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	21	110	126	(1)
Net realized gain (loss) on investments and capital gains distributions	106	2	157	35
Net unrealized appreciation (depreciation) of investments	531	(117)	(141)	(5)
Net increase (decrease) in net assets from operations	658	(5)	142	29
Changes from principal transactions:				
Premiums	399	227	1,158	52
Surrenders and withdrawals	(68)	(2)	(300)	(5)
Cost of insurance and administrative charges	(129)	(85)	(354)	(25)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	3,171	5,959	2,881	434
Increase (decrease) in net assets derived from principal transactions	3,373	6,099	3,385	456
Total increase (decrease) in net assets	4,031	6,094	3,527	485
Net assets at December 31, 2005	$ 4,031	$ 6,094	$ 9,777	$ 711

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Van Kampen Comstock Portfolio - Initial Class	ING Van Kampen Equity and Income Portfolio - Initial Class
Net Assets at January 1, 2004	$ -	$ -	$ 4,034	$ 143
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(27)	2
Net realized gain (loss) on investments and capital gains distributions	-	-	349	4
Net unrealized appreciation (depreciation) of investments	-	-	732	49
Net increase (decrease) in net assets from operations	-	-	1,054	55
Changes from principal transactions:				
Premiums	-	-	1,449	247
Surrenders and withdrawals	-	-	(170)	(1)
Cost of insurance and administrative charges	-	-	(292)	(51)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	-	-	2,162	484
Increase (decrease) in net assets derived from principal transactions	-	-	3,149	679
Total increase (decrease) in net assets	-	-	4,203	734
Net assets at December 31, 2004	-	-	8,237	877
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(80)	(1)	23	(2)
Net realized gain (loss) on investments and capital gains distributions	298	18	884	23
Net unrealized appreciation (depreciation) of investments	2,829	1	(577)	59
Net increase (decrease) in net assets from operations	3,047	18	330	80
Changes from principal transactions:				
Premiums	1,537	1	1,371	139
Surrenders and withdrawals	(1,202)	-	(465)	(53)
Cost of insurance and administrative charges	(616)	(19)	(371)	(66)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	43,047	72	817	175
Increase (decrease) in net assets derived from principal transactions	42,766	54	1,352	195
Total increase (decrease) in net assets	45,813	72	1,682	275
Net assets at December 31, 2005	$ 45,813	$ 72	$ 9,919	$ 1,152

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Strategic Allocation Balanced Portfolio - Class I	ING VP Strategic Allocation Growth Portfolio - Class I	ING VP Strategic Allocation Income Portfolio - Class I	ING VP Index Plus Large Cap Portfolio - Class I
Net Assets at January 1, 2004	$ -	$ -	$ -	$ 4,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	30
Net realized gain (loss) on investments and capital gains distributions	-	-	-	228
Net unrealized appreciation (depreciation) of investments	-	-	1	243
Net increase (decrease) in net assets from operations	-	-	1	501
Changes from principal transactions:				
Premiums	-	2	9	936
Surrenders and withdrawals	-	-	-	(71)
Cost of insurance and administrative charges	-	-	-	(231)
Benefit payments	-	-	-	(18)
Transfers between Divisions (including fixed account), net	31	40	42	77
Increase (decrease) in net assets derived from principal transactions	31	42	51	693
Total increase (decrease) in net assets	31	42	52	1,194
Net assets at December 31, 2004	31	42	52	5,418
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	8	16	1	44
Net realized gain (loss) on investments and capital gains distributions	18	10	(4)	516
Net unrealized appreciation (depreciation) of investments	57	132	2	(340)
Net increase (decrease) in net assets from operations	83	158	(1)	220
Changes from principal transactions:				
Premiums	2,416	1,409	19	774
Surrenders and withdrawals	(159)	(123)	-	(585)
Cost of insurance and administrative charges	(46)	(67)	(7)	(264)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,111	2,709	69	(610)
Increase (decrease) in net assets derived from principal transactions	4,322	3,928	81	(685)
Total increase (decrease) in net assets	4,405	4,086	80	(465)
Net assets at December 31, 2005	$ 4,436	$ 4,128	$ 132	$ 4,953

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Index Plus Mid Cap Portfolio - Class I	ING VP Index Plus Small Cap Portfolio - Class I	ING VP Value Opportunity Portfolio - Class I	ING VP High Yield Bond Portfolio - Class I
Net Assets at January 1, 2004	$ 7,802	$ 2,906	$ -	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	13	(13)	-	-
Net realized gain (loss) on investments and capital gains distributions	463	283	-	-
Net unrealized appreciation (depreciation) of investments	1,150	607	-	-
Net increase (decrease) in net assets from operations	1,626	877	-	-
Changes from principal transactions:				
Premiums	2,257	803	-	-
Surrenders and withdrawals	(156)	(118)	-	-
Cost of insurance and administrative charges	(432)	(161)	-	-
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	2,472	2,228	-	-
Increase (decrease) in net assets derived from principal transactions	4,141	2,752	-	-
Total increase (decrease) in net assets	5,767	3,629	-	-
Net assets at December 31, 2004	13,569	6,535	-	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	(17)	(1)	233
Net realized gain (loss) on investments and capital gains distributions	2,620	1,239	-	(7)
Net unrealized appreciation (depreciation) of investments	(897)	(507)	(8)	(136)
Net increase (decrease) in net assets from operations	1,746	715	(9)	90
Changes from principal transactions:				
Premiums	2,372	1,039	12	519
Surrenders and withdrawals	(398)	(272)	(2)	(440)
Cost of insurance and administrative charges	(583)	(305)	(6)	(179)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,978	2,879	1,916	14,772
Increase (decrease) in net assets derived from principal transactions	3,369	3,341	1,920	14,672
Total increase (decrease) in net assets	5,115	4,056	1,911	14,762
Net assets at December 31, 2005	$ 18,684	$ 10,591	$ 1,911	$ 14,762

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP MagnaCap Portfolio - Class I	ING VP MidCap Opportunities Portfolio - Class I	ING VP Real Estate Portfolio - Class S	ING VP SmallCap Opportunities Portfolio - Class I
Net Assets at January 1, 2004	$ 1,281	$ 1,404	$ -	$ 2,743
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	16	(5)	-	(16)
Net realized gain (loss) on investments and capital gains distributions	62	187	-	176
Net unrealized appreciation (depreciation) of investments	57	18	-	57
Net increase (decrease) in net assets from operations	135	200	-	217
Changes from principal transactions:				
Premiums	218	316	-	639
Surrenders and withdrawals	(14)	(65)	-	(92)
Cost of insurance and administrative charges	(73)	(127)	-	(167)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	304	754	-	338
Increase (decrease) in net assets derived from principal transactions	435	878	-	718
Total increase (decrease) in net assets	570	1,078	-	935
Net assets at December 31, 2004	1,851	2,482	-	3,678
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	14	(9)	161	(19)
Net realized gain (loss) on investments and capital gains distributions	404	191	8	126
Net unrealized appreciation (depreciation) of investments	(284)	37	610	230
Net increase (decrease) in net assets from operations	134	219	779	337
Changes from principal transactions:				
Premiums	169	299	579	462
Surrenders and withdrawals	(50)	(130)	(307)	(163)
Cost of insurance and administrative charges	(70)	(207)	(180)	(230)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,034)	46	13,269	(457)
Increase (decrease) in net assets derived from principal transactions	(1,985)	8	13,361	(388)
Total increase (decrease) in net assets	(1,851)	227	14,140	(51)
Net assets at December 31, 2005	$ -	$ 2,709	$ 14,140	$ 3,627

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	ING VP Intermediate Bond Portfolio - Class I	Janus Aspen Series International Growth Portfolio - Service Shares	Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	Janus Aspen Series Worldwide Growth Portfolio - Service Shares
Net Assets at January 1, 2004	$ 5,775	$ 6,883	$ 2,203	$ 3,806
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	570	23	(15)	13
Net realized gain (loss) on investments and capital gains distributions	258	1,288	49	(86)
Net unrealized appreciation (depreciation) of investments	(540)	(261)	435	187
Net increase (decrease) in net assets from operations	288	1,050	469	114
Changes from principal transactions:				
Premiums	2,444	1,195	378	634
Surrenders and withdrawals	(543)	(523)	(99)	(338)
Cost of insurance and administrative charges	(421)	(339)	(141)	(184)
Benefit payments	(8)	-	-	-
Transfers between Divisions (including fixed account), net	1,170	(998)	178	(583)
Increase (decrease) in net assets derived from principal transactions	2,642	(665)	316	(471)
Total increase (decrease) in net assets	2,930	385	785	(357)
Net assets at December 31, 2004	8,705	7,268	2,988	3,449
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	567	26	(6)	(6)
Net realized gain (loss) on investments and capital gains distributions	(43)	2,554	517	353
Net unrealized appreciation (depreciation) of investments	(234)	(1,140)	(730)	(490)
Net increase (decrease) in net assets from operations	290	1,440	(219)	(143)
Changes from principal transactions:				
Premiums	2,993	702	114	176
Surrenders and withdrawals	(362)	(244)	(79)	(118)
Cost of insurance and administrative charges	(596)	(291)	(48)	(60)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	5,221	(8,875)	(2,756)	(3,304)
Increase (decrease) in net assets derived from principal transactions	7,256	(8,708)	(2,769)	(3,306)
Total increase (decrease) in net assets	7,546	(7,268)	(2,988)	(3,449)
Net assets at December 31, 2005	$ 16,251	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Brandes International Equity Fund	Business Opportunity Value Fund	Frontier Capital Appreciation Fund	Turner Core Growth Fund
Net Assets at January 1, 2004	$ 8,330	$ 1,103	$ 5,926	$ 1,538
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	51	2	(40)	(7)
Net realized gain (loss) on investments and capital gains distributions	847	74	906	118
Net unrealized appreciation (depreciation) of investments	1,187	185	(423)	133
Net increase (decrease) in net assets from operations	2,085	261	443	244
Changes from principal transactions:				
Premiums	1,116	263	609	262
Surrenders and withdrawals	(464)	(21)	(394)	(98)
Cost of insurance and administrative charges	(393)	(68)	(207)	(134)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	907	405	449	840
Increase (decrease) in net assets derived from principal transactions	1,166	579	457	870
Total increase (decrease) in net assets	3,251	840	900	1,114
Net assets at December 31, 2004	11,581	1,943	6,826	2,652
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	105	1	(60)	(6)
Net realized gain (loss) on investments and capital gains distributions	1,281	373	1,259	276
Net unrealized appreciation (depreciation) of investments	(26)	(167)	(282)	50
Net increase (decrease) in net assets from operations	1,360	207	917	320
Changes from principal transactions:				
Premiums	1,150	238	567	235
Surrenders and withdrawals	(334)	(12)	(220)	(22)
Cost of insurance and administrative charges	(489)	(130)	(232)	(167)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,630	661	(243)	88
Increase (decrease) in net assets derived from principal transactions	1,957	757	(128)	134
Total increase (decrease) in net assets	3,317	964	789	454
Net assets at December 31, 2005	$ 14,898	$ 2,907	$ 7,615	$ 3,106

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Neuberger Berman AMT Growth Portfolio® - Class I	Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	Neuberger Berman AMT Socially Responsive Portfolio® - Class I	Pioneer Mid Cap Value VCT Portfolio - Class I
Net Assets at January 1, 2004	$ 14,408	$ 30,686	$ -	$ 7,115
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(100)	804	-	(29)
Net realized gain (loss) on investments and capital gains distributions	(433)	43	-	794
Net unrealized appreciation (depreciation) of investments	2,567	(802)	-	1,589
Net increase (decrease) in net assets from operations	2,034	45	-	2,354
Changes from principal transactions:				
Premiums	1,598	2,782	-	2,918
Surrenders and withdrawals	(1,277)	(3,723)	-	(147)
Cost of insurance and administrative charges	(603)	(1,262)	-	(494)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(2,669)	(713)	-	4,473
Increase (decrease) in net assets derived from principal transactions	(2,951)	(2,916)	-	6,750
Total increase (decrease) in net assets	(917)	(2,871)	-	9,104
Net assets at December 31, 2004	13,491	27,815	-	16,219
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(95)	536	-	(22)
Net realized gain (loss) on investments and capital gains distributions	359	(234)	-	2,991
Net unrealized appreciation (depreciation) of investments	1,426	(99)	2	(2,344)
Net increase (decrease) in net assets from operations	1,690	203	2	625
Changes from principal transactions:				
Premiums	1,342	2,412	18	981
Surrenders and withdrawals	(798)	(2,728)	-	(161)
Cost of insurance and administrative charges	(575)	(1,163)	(1)	(523)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(275)	(3,223)	28	(17,141)
Increase (decrease) in net assets derived from principal transactions	(306)	(4,702)	45	(16,844)
Total increase (decrease) in net assets	1,384	(4,499)	47	(16,219)
Net assets at December 31, 2005	$ 14,875	$ 23,316	$ 47	$ -

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Pioneer Small Cap Value VCT Portfolio - Class I	Putnam VT Growth and Income Fund - Class IB Shares	Putnam VT New Opportunities Fund - Class IB Shares	Putnam VT Small Cap Value Fund - Class IB Shares
Net Assets at January 1, 2004	$ 2,455	$ 5,300	$ 776	$ 15,925
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(20)	54	(8)	(37)
Net realized gain (loss) on investments and capital gains distributions	219	128	(12)	1,711
Net unrealized appreciation (depreciation) of investments	608	454	261	2,329
Net increase (decrease) in net assets from operations	807	636	241	4,003
Changes from principal transactions:				
Premiums	843	1,036	84	2,880
Surrenders and withdrawals	(79)	(314)	(32)	(1,311)
Cost of insurance and administrative charges	(170)	(297)	(99)	(893)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	1,612	787	2,225	323
Increase (decrease) in net assets derived from principal transactions	2,206	1,212	2,178	999
Total increase (decrease) in net assets	3,013	1,848	2,419	5,002
Net assets at December 31, 2004	5,468	7,148	3,195	20,927
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(31)	88	(4)	1,010
Net realized gain (loss) on investments and capital gains distributions	983	1,379	385	2,263
Net unrealized appreciation (depreciation) of investments	(236)	(1,365)	(380)	(2,047)
Net increase (decrease) in net assets from operations	716	102	1	1,226
Changes from principal transactions:				
Premiums	751	709	55	2,153
Surrenders and withdrawals	(215)	(106)	(22)	(1,437)
Cost of insurance and administrative charges	(232)	(229)	(80)	(966)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(120)	(7,624)	(3,149)	(2,245)
Increase (decrease) in net assets derived from principal transactions	184	(7,250)	(3,196)	(2,495)
Total increase (decrease) in net assets	900	(7,148)	(3,195)	(1,269)
Net assets at December 31, 2005	$ 6,368	$ -	$ -	$ 19,658

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Putnam VT Voyager Fund - Class IB Shares	Van Eck Worldwide Bond Fund	Van Eck Worldwide Emerging Markets Fund	Van Eck Worldwide Hard Assets Fund
Net Assets at January 1, 2004	$ 1,455	$ 5,371	$ 10,998	$ 7,224
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	432	(5)	(14)
Net realized gain (loss) on investments and capital gains distributions	97	138	1,944	1,233
Net unrealized appreciation (depreciation) of investments	(22)	(197)	731	94
Net increase (decrease) in net assets from operations	72	373	2,670	1,313
Changes from principal transactions:				
Premiums	288	695	1,414	476
Surrenders and withdrawals	(26)	(255)	(486)	(117)
Cost of insurance and administrative charges	(80)	(306)	(454)	(230)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(135)	(630)	115	(307)
Increase (decrease) in net assets derived from principal transactions	47	(496)	589	(178)
Total increase (decrease) in net assets	119	(123)	3,259	1,135
Net assets at December 31, 2004	1,574	5,248	14,257	8,359
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	360	27	(30)
Net realized gain (loss) on investments and capital gains distributions	202	(173)	1,703	1,705
Net unrealized appreciation (depreciation) of investments	(196)	(333)	3,019	2,276
Net increase (decrease) in net assets from operations	11	(146)	4,749	3,951
Changes from principal transactions:				
Premiums	108	580	1,558	647
Surrenders and withdrawals	(111)	(86)	(764)	(310)
Cost of insurance and administrative charges	(55)	(213)	(611)	(330)
Benefit payments	-	-	-	-
Transfers between Divisions (including fixed account), net	(1,527)	(5,383)	2,240	1,481
Increase (decrease) in net assets derived from principal transactions	(1,585)	(5,102)	2,423	1,488
Total increase (decrease) in net assets	(1,574)	(5,248)	7,172	5,439
Net assets at December 31, 2005	$ -	$ -	$ 21,429	$ 13,798

The accompanying notes are an integral part of these financial statements.

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Statements of Changes in Net Assets
For the years ended December 31, 2005 and 2004
(Dollars in thousands)

	Van Eck Worldwide Real Estate Fund
Net Assets at January 1, 2004	$ 6,614
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	65
Net realized gain (loss) on investments and capital gains distributions	683
Net unrealized appreciation (depreciation) of investments	1,868
Net increase (decrease) in net assets from operations	2,616
Changes from principal transactions:	
Premiums	1,468
Surrenders and withdrawals	(390)
Cost of insurance and administrative charges	(396)
Benefit payments	-
Transfers between Divisions (including fixed account), net	1,379
Increase (decrease) in net assets derived from principal transactions	2,061
Total increase (decrease) in net assets	4,677
Net assets at December 31, 2004	11,291
Increase (decrease) in net assets	
Operations:	
Net investment income (loss)	193
Net realized gain (loss) on investments and capital gains distributions	3,771
Net unrealized appreciation (depreciation) of investments	(3,041)
Net increase (decrease) in net assets from operations	923
Changes from principal transactions:	
Premiums	941
Surrenders and withdrawals	(282)
Cost of insurance and administrative charges	(407)
Benefit payments	-
Transfers between Divisions (including fixed account), net	(12,466)
Increase (decrease) in net assets derived from principal transactions	(12,214)
Total increase (decrease) in net assets	(11,291)
Net assets at December 31, 2005	$ -

The accompanying notes are an integral part of these financial statements.

1.   Organization

Security Life of Denver Insurance Company Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies"). The Company is a wholly owned subsidiary of ING America Insurance Holdings ("ING AIH"), an insurance holding company domiciled in the State of Delaware. ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Benefits Variable Universal Life, Asset Portfolio Manager Variable Universal Life, and Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, and ING Corporate Advantage Variable Universal Life policies (collectively, "Policies") offered by the Company.

The Account is organized as a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The Policies allow the contractowners to specify the allocation of their net premiums to the various funds. They can also transfer their account values among the funds. The Policies also provide the contractowners the option to allocate their net premiums or transfer their account values to a Guaranteed Interest Account ("GIA") in the Company's general account. The GIA guarantees a fixed rate of interest to the contractowner, and is not included in the Account's financial statements. The Account may be used to support other variable life policies as they are offered by the Company.

The assets of the Account are property of the Company. However, the portion of the Account's assets attributable to the Policies cannot be used to satisfy liabilities arising out of any other operations of the Company.

At December 31, 2005, the Account had, 81 investment divisions (the "Divisions") 26 of which invest in independently managed mutual funds and 55 of which invest in mutual funds managed by an affiliate, either Direct Services, Inc., ING Investments, LLC, or ING Life Insurance and Annuity Company. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

Investment Divisions with asset balances at December 31, 2005, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Core Stock Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Asset Manager^{SM} Portfolio - Initial Class
  Fidelity® VIP Asset Manager^{SM} Portfolio – Service Class
  Fidelity® VIP Contrafund® Portfolio – Service Class**
  Fidelity® VIP Equity-Income Portfolio - Service Class**
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP High Income Portfolio - Service Class**
  Fidelity® VIP Investment Grade Bond
    Portfolio - Initial Class**
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class**
  ING Evergreen Health Sciences Portfolio - Class S**
  ING Evergreen Omega Portfolio - Institutional Class**
  ING FMR^{SM} Diversified Mid Cap Portfolio -Service
    Class**
  ING FMR^{SM} Earnings Growth
    Portfolio - Institutional Class**
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Small Cap Equity
    Portfolio - Institutional Class*
  ING JPMorgan Value Opportunities
    Portfolio - Service Class**
  ING Julius Baer Foreign Portfolio - Institutional Class**
  ING Legg Mason Value Portfolio - Institutional Class*
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class*
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities
    Portfolio - Service Class**
  ING Mercury Large Cap Growth Portfolio - Service Class**
  ING Mercury Large Cap Value
    Portfolio - Institutional Class*
  ING MFS Mid Cap Growth Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class**
  ING Oppenheimer Main Street
    Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Service Class**
  ING Pioneer Mid-Cap Value Portfolio - Class I**
  ING Stock Index Portfolio - Institutional Class*

ING Investors Trust (continued):
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income
    Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class**
  ING Van Kampen Equity Growth
    Portfolio - Institutional Class*
  ING Van Kampen Growth and Income
    Portfolio - Service Class**
  ING VP Index Plus International Equity
    Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class**
  ING American Century Small Cap Value
    Portfolio - Initial Class**
  ING Baron Small Cap Growth Portfolio - Initial Class**
  ING JPMorgan Mid Cap Value - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class**
  ING Oppenheimer Strategic Income
    Portfolio - Service Class**
  ING PIMCO Total Return Portfolio - Initial Class
  ING Salomon Brothers Aggressive Growth
    Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class**
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class**
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class
ING Strategic Allocation Portfolio, Inc.:
  ING VP Strategic Allocation Balanced
    Portfolio - Class I*
  ING VP Strategic Allocation Growth Portfolio - Class I*
  ING VP Strategic Allocation Income Portfolio - Class I*
ING Variable Portfolios, Inc.:
  ING VP Index Plus Large Cap Portfolio - Class I
  ING VP Index Plus Mid Cap Portfolio - Class I
  ING VP Index Plus Small Cap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I**
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I**
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S**
  ING VP SmallCap Opportunities Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund

Neuberger Berman Advisers Management Trust:
   Neuberger Berman AMT Growth Portfolio® - Class I
   Neuberger Berman AMT Limited Maturity Bond
     Portfolio® - Class I
   Neuberger Berman AMT Socially Responsive
     Portfolio® - Class I**
Pioneer Variable Contracts Trust:
   Pioneer Small Cap Value VCT Portfolio - Class I

Putnam Variable Trust:
   Putnam VT Small Cap Value Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
   Van Eck Worldwide Emerging Markets Fund
   Van Eck Worldwide Hard Assets Fund

*   Division added in 2004
** Division added in 2005

The names of certain Divisions were changed during 2005. The following is a summary of current and former names for those Divisions:

Current Name	Former Name
ING AllianceBernstein Mid-Cap Growth Portfolio - Institutional Class	ING Alliance Mid-Cap Growth Portfolio - Class I
ING Global Resources Portfolio - Institutional Class	ING Hard Assets Portfolio - Institutional Class
ING Lord Abbett Affiliated Portfolio - Institutional Class	ING Salomon Brothers Investors Portfolio - Institutional Class
ING Mercury Large Cap Value Portfolio - Institutional Class	ING Mercury Focus Value Portfolio - Institutional Class

During 2005, the following Divisions were closed to contractowners:

AIM V.I. Capital Appreciation Fund - Series I Shares
AIM V.I. Health Sciences Fund - Series I Shares
AIM V.I. High Yield Fund - Series I Shares
AIM V.I. Small Company Growth Fund - Series I Shares
AIM V.I. Total Return Fund - Series I Shares
AIM V.I. Utilities Fund - Series I Shares
Alger American Growth Portfolio - Class O
Alger American Leveraged AllCap Portfolio - Class O
Alger American MidCap Growth Portfolio - Class O
ING AIM Mid Cap Growth Portfolio - Service Class
ING VP MagnaCap Portfolio - Class I
Janus Aspen Series International Growth
   Portfolio - Service Shares

Janus Aspen Series Mid Cap Growth
   Portfolio - Service Shares
Janus Aspen Series Worldwide Growth
   Portfolio - Service Shares
Pioneer Mid-Cap Value VCT Portfolio - Class I
Putnam VT Growth and Income Fund - Class IB Shares
Putnam VT New Opportunities Fund - Class IB Shares
Putnam VT Voyager Fund - Class IB Shares
Van Eck Worldwide Bond Fund
Van Eck Worldwide Real Estate Fund

The following Divisions were offered during 2005, but had no investments as of December 31, 2005:

ING American Century Select Portfolio - Initial Class
ING FMR^{SM} Earnings Growth Portfolio - Service Class
ING Fundamental Research Portfolio - Initial Class
ING MarketPro Portfolio - Class I
ING MarketStyle Growth Portfolio - Class I
ING MarketStyle Moderate Growth Portfolio - Class I
ING MarketStyle Moderate Portfolio - Class I

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investments

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund. Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed. Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Fund of the Trusts are determined on a first-in, first-out basis. The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

Contractowner Reserves

Contractowner reserves of the Company are represented by net assets on the Statement of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions less payables. To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

Reclassifications

Certain reclassifications have been made to prior year financial information to conform to the current year classifications.

3.   **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

Mortality, Expense Risk, and Other Charges

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the daily asset value of the Separate Account Divisions, is charged to the Account for mortality and expense risks assumed by the Company.

For the Corporate Benefits, Corporate Advantage, Strategic Benefits, Asset Portfolio Manager, and Asset Accumulator Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged. For Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% of the contractowner account value, is charged. For Strategic Benefits Policies, a monthly deduction, at an annual rate of 0.85%, 0.60%, and 0.05%, of the contractowner account value, is charged during policy years 1 through 10, 11 through 20, and 21 and later, respectively. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and 0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies. For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.

4.   Related Party Transactions

During the year ended December 31, 2005, management and service fees were paid indirectly to Direct Services, Inc., an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.26% to 0.91% of the average net assets of each respective Portfolio.

Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolio, Inc., and ING Variable Portfolios, Inc.   The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.80% of the average net assets of each respective Portfolio.

Additionally, management fees were paid to ING Life Insurance and Annuity Company, an affiliate of the Company, in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rates range from 0.50% to 1.00% of the average net assets of each respective Portfolio.

5.   **Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

	Year Ended December 31			
	2005		**2004**	
	Purchases	**Sales**	**Purchases**	**Sales**
	(Dollars in thousands)			
AIM Variable Insurance Funds:				
AIM V.I. Capital Appreciation Fund - Series I Shares	$ 574	$ 12,889	$ 1,650	$ 1,483
AIM V.I. Core Stock Fund - Series I Shares	1,344	3,683	2,665	7,081
AIM V.I. Government Securities Fund - Series I Shares	3,488	5,444	4,951	10,498
AIM V.I. Health Sciences Fund - Series I Shares	474	1,837	2,965	2,358
AIM V.I. High Yield Fund - Series I Shares	24,970	53,379	37,916	11,557
AIM V.I. Small Company Growth Fund - Series I Shares	640	15,788	2,081	2,834
AIM V.I. Total Return Fund - Series I Shares	1,030	10,067	833	2,271
AIM V.I. Utilities Fund - Series I Shares	2,469	15,818	4,455	4,188
Alger American Funds:				
Alger American Growth Portfolio - Class O	5,250	51,253	4,840	8,412
Alger American Leveraged AllCap Portfolio - Class O	664	21,255	3,404	3,771
Alger American MidCap Growth Portfolio - Class O	5,489	50,023	4,809	10,493
American Funds Insurance Series:				
American Funds Insurance Series®- Growth Fund - Class 2	12,731	3,098	14,665	541
American Funds Insurance Series®- Growth Income Fund - Class 2	6,945	2,784	10,811	1,658
American Funds Insurance Series®- International Fund - Class 2	9,939	1,772	10,364	652
Fidelity Variable Insurance Products:				
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class	1,686	4,344	2,781	4,101
Fidelity® VIP Asset Manager℠ Portfolio - Service Class	590	542	799	247
Fidelity® VIP Contrafund® Portfolio - Service Class	1,969	43	-	-
Fidelity® VIP Equity-Income Portfolio - Service Class	105	1	-	-
Fidelity® VIP Growth Portfolio - Initial Class	6,388	13,483	7,951	13,674
Fidelity® VIP Growth Portfolio - Service Class	941	1,031	1,597	911
Fidelity® VIP High Income Portfolio - Service Class	22,284	10,851	-	-
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	487	41	-	-
Fidelity® VIP Overseas Portfolio - Initial Class	3,190	11,420	8,062	10,595
Fidelity® VIP Overseas Portfolio - Service Class	1,012	1,177	1,731	627
ING Investors Trust:				
ING AIM Mid Cap Growth Portfolio - Service Class	371	376	-	-
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	4,528	598	-	-
ING Evergreen Health Sciences Portfolio - Class S	2,205	197	-	-
ING Evergreen Omega Portfolio - Institutional Class	34,026	1,279	-	-
ING FMR℠ Diversified Mid Cap Portfolio - Service Class	65	-	-	-
ING FMR℠ Earnings Growth Portfolio - Institutional Class	45,210	3,439	-	-
ING Global Resources Portfolio - Institutional Class	2,884	1,519	1,849	532
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	26,191	14,298	28,222	9,135
ING JPMorgan Value Opportunities Portfolio - Service Class	7,088	351	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	2,471	160	-	-
ING Legg Mason Value Portfolio - Institutional Class	1,370	994	1,508	29

| | Year Ended December 31 | | | |
| | 2005 | | 2004 | |
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Investors Trust (continued):				
ING Limited Maturity Bond Portfolio - Service Class	$ 1,899	$ 273	$ 1,131	$ 158
ING Liquid Assets Portfolio - Institutional Class	127,652	123,544	109,422	51,366
ING Liquid Assets Portfolio - Service Class	48,772	34,338	28,890	29,069
ING Lord Abbett Affiliated Portfolio - Institutional Class	358	374	939	204
ING Marsico Growth Portfolio - Institutional Class	5,751	4,650	2,330	1,376
ING Marsico International Opportunities Portfolio - Service Class	14,258	2,566	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	177	170	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	3,052	6,309	34,564	7,265
ING MFS Mid Cap Growth Portfolio - Institutional Class	1,809	801	2,202	1,374
ING MFS Total Return Portfolio - Institutional Class	4,110	1,659	2,284	702
ING MFS Utilities Portfolio - Service Class	14,264	2,658	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	82	30	16	22
ING Pioneer Fund Portfolio - Service Class	86	2	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	18,330	3,109	-	-
ING Stock Index Portfolio - Institutional Class	17,395	28,380	219,854	12,192
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	10,369	6,134	9,402	2,519
ING T. Rowe Price Equity Income Portfolio - Institutional Class	5,128	2,387	7,393	489
ING UBS U.S. Allocation Portfolio - Service Class	16	1	-	-
ING Van Kampen Equity Growth Portfolio - Institutional Class	942	1,443	5,878	1,398
ING Van Kampen Growth and Income Portfolio - Service Class	1,013	17	-	-
ING VP Index Plus International Equity Portfolio - Service Class	7	-	-	-
ING Partners Inc.:				
ING American Century Large Company Value Portfolio - Initial Class	33	1	-	-
ING American Century Small Cap Value Portfolio - Initial Class	975	16	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	2,438	156	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	6,016	2,078	4,975	410
ING Oppenheimer Global Portfolio - Initial Class	3,838	377	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	7,253	1,044	-	-
ING PIMCO Total Return Portfolio - Initial Class	6,733	3,104	4,920	4,817
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	752	297	480	403
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	46,272	3,540	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	2,599	2,546	-	-
ING Van Kampen Comstock Portfolio - Initial Class	4,151	2,417	4,452	1,298
ING Van Kampen Equity and Income Portfolio - Initial Class	399	206	1,287	606
ING Strategic Allocation Portfolio, Inc.:				
ING VP Strategic Allocation Balanced Portfolio - Class I	4,733	403	31	-
ING VP Strategic Allocation Growth Portfolio - Class I	4,590	646	51	-
ING VP Strategic Allocation Income Portfolio - Class I	730	647	42	-
ING Variable Portfolios, Inc.:				
ING VP Index Plus LargeCap Portfolio - Class I	1,818	2,460	1,723	1,000
ING VP Index Plus MidCap Portfolio - Class I	9,205	4,679	6,080	1,926
ING VP Index Plus SmallCap Portfolio - Class I	6,241	2,462	3,599	837
ING VP Value Opportunity Portfolio - Class I	1,923	3	-	-

	Year Ended December 31			
	2005		2004	
	Purchases	Sales	Purchases	Sales
	(Dollars in thousands)			
ING Variable Products Trust:				
ING VP High Yield Bond Portfolio - Class I	$ 15,324	$ 653	$ -	$ -
ING VP MagnaCap Portfolio - Class I	463	2,256	830	379
ING VP MidCap Opportunities Portfolio - Class I	6,710	6,710	1,588	715
ING VP Real Estate Portfolio - Class S	14,324	802	-	-
ING VP SmallCap Opportunities Portfolio - Class I	7,106	7,513	8,871	8,169
ING VP Intermediate Bond Portfolio:				
ING VP Intermediate Bond Portfolio - Class I	10,199	2,313	5,530	2,021
Janus Aspen Series:				
Janus Aspen Series International Growth Portfolio - Service Shares	6,878	15,561	4,065	4,707
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	144	2,919	794	493
Janus Aspen Series Worldwide Growth Portfolio - Service Shares	146	3,458	618	1,076
M Fund, Inc.:				
Brandes International Equity Fund	4,050	1,190	3,169	1,392
Business Opportunity Value Fund	1,382	392	802	209
Frontier Capital Appreciation Fund	2,052	1,661	3,010	2,593
Turner Core Growth Fund	2,415	2,287	1,673	810
Neuberger Berman Advisers Management Trust:				
Neuberger Berman AMT Growth Portfolio® - Class I	1,508	1,909	1,336	4,387
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	2,480	6,645	5,122	7,234
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	48	3	-	-
Pioneer Variable Contracts Trust:				
Pioneer Mid Cap Value VCT Portfolio - Class I	5,309	21,201	10,957	4,130
Pioneer Small Cap Value VCT Portfolio - Class I	4,410	4,071	3,199	1,013
Putnam Variable Trust:				
Putnam VT Growth and Income Fund - Class IB Shares	836	7,997	2,173	907
Putnam VT New Opportunities Fund - Class IB Shares	48	3,248	6,650	4,480
Putnam VT Small Cap Value Fund - Class IB Shares	3,477	4,962	6,708	5,746
Putnam VT Voyager Fund - Class IB Shares	715	2,296	573	529
Van Eck Worldwide Insurance Trust:				
Van Eck Worldwide Bond Fund	2,102	6,844	3,216	3,280
Van Eck Worldwide Emerging Markets Fund	6,006	3,557	5,950	5,366
Van Eck Worldwide Hard Assets Fund	8,038	6,580	5,318	5,510
Van Eck Worldwide Real Estate Fund	3,043	14,951	5,069	2,943

6.   Changes in Units

The changes in units outstanding were as follows:

| | **Year Ended December 31** | | | | | |
| | **2005** | | | **2004** | | |
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
AIM Variable Insurance Funds:						
AIM V.I. Capital Appreciation Fund - Series I Shares	306,395	1,384,712	(1,078,317)	276,577	244,823	31,754
AIM V.I. Core Stock Fund - Series I Shares	176,758	263,190	(86,432)	274,013	436,882	(162,869)
AIM V.I. Government Securities Fund - Series I Shares	370,932	559,678	(188,746)	508,780	985,161	(476,381)
AIM V.I. Health Sciences Fund - Series I Shares	47,987	161,010	(113,023)	288,063	235,715	52,348
AIM V.I. High Yield Fund - Series I Shares	3,727,723	6,305,334	(2,577,611)	3,837,136	1,259,525	2,577,611
AIM V.I. Small Company Growth Fund - Series I Shares	1,128,032	2,190,140	(1,062,108)	306,032	344,781	(38,749)
AIM V.I. Total Return Fund - Series I Shares	80,950	629,153	(548,203)	96,766	187,998	(91,232)
AIM V.I. Utilities Fund - Series I Shares	497,100	1,214,371	(717,271)	461,572	437,243	24,329
Alger American Funds:						
Alger American Growth Portfolio - Class O	2,038,145	4,219,259	(2,181,114)	591,824	671,891	(80,067)
Alger American Leveraged AllCap Portfolio - Class O	83,431	871,170	(787,739)	340,186	254,417	85,769
Alger American MidCap Growth Portfolio - Class O	1,719,809	3,262,168	(1,542,359)	493,625	575,504	(81,879)
American Funds Insurance Series:						
American Funds Insurance Series®- Growth Fund - Class 2	1,060,764	421,320	639,444	1,200,423	144,190	1,056,233
American Funds Insurance Series®- Growth Income Fund - Class 2	587,035	310,499	276,536	876,122	197,178	678,944
American Funds Insurance Series®- International Fund - Class 2	677,748	213,655	464,093	758,686	104,417	654,269
Fidelity Variable Insurance Products:						
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class	117,611	278,860	(161,249)	191,330	284,461	(93,131)
Fidelity® VIP Asset Manager[SM] Portfolio - Service Class	57,130	56,742	388	79,981	32,070	47,911
Fidelity® VIP Contrafund® Portfolio - Service Class	179,007	9,457	169,550	-	-	-
Fidelity® VIP Equity-Income Portfolio - Service Class	9,809	144	9,665	-	-	-
Fidelity® VIP Growth Portfolio - Initial Class	459,720	770,861	(311,141)	603,249	825,394	(222,145)
Fidelity® VIP Growth Portfolio - Service Class	150,913	164,171	(13,258)	237,816	149,263	88,553
Fidelity® VIP High Income Portfolio - Service Class	2,119,433	1,056,342	1,063,091	-	-	-
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	49,391	5,434	43,957	-	-	-

	Year Ended December 31					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
Fidelity Variable Insurance Products (continued):						
Fidelity® VIP Overseas Portfolio - Initial Class	347,780	859,553	(511,773)	800,926	979,623	(178,697)
Fidelity® VIP Overseas Portfolio - Service Class	125,372	141,752	(16,380)	221,133	98,863	122,270
ING Investors Trust:						
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class	369,226	50,400	318,826	-	-	-
ING Evergreen Health Sciences Portfolio - Class S	199,638	19,442	180,196	-	-	-
ING Evergreen Omega Portfolio - Institutional Class	3,141,898	199,421	2,942,477	-	-	-
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	6,388	27	6,361	-	-	-
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class	4,464,173	422,791	4,041,382	-	-	-
ING Global Resources Portfolio - Institutional Class	167,491	102,267	65,224	137,713	45,486	92,227
ING JPMorgan Small Cap Equity Portfolio - Institutional Class	2,215,621	1,398,682	816,939	2,799,236	957,685	1,841,551
ING JPMorgan Value Opportunities Portfolio - Service Class	687,560	44,245	643,315	-	-	-
ING Julius Baer Foreign Portfolio - Institutional Class	216,392	18,675	197,717	-	-	-
ING Legg Mason Value Portfolio - Institutional Class	136,757	103,473	33,284	149,780	3,787	145,993
ING Limited Maturity Bond Portfolio - Service Class	155,526	26,643	128,883	80,879	13,534	67,345
ING Liquid Assets Portfolio - Institutional Class	13,640,075	13,363,703	276,372	11,569,986	5,787,471	5,782,515
ING Liquid Assets Portfolio - Service Class	5,697,210	4,534,434	1,162,776	4,695,648	4,728,374	(32,726)
ING Lord Abbett Affiliated Portfolio - Institutional Class	26,163	27,207	(1,044)	70,313	16,670	53,643
ING Marsico Growth Portfolio - Institutional Class	558,675	463,019	95,656	290,477	188,657	101,820
ING Marsico International Opportunities Portfolio - Service Class	1,275,577	258,178	1,017,399	-	-	-
ING Mercury Large Cap Growth Portfolio - Service Class	32,272	31,301	971	-	-	-
ING Mercury Large Cap Value Portfolio - Institutional Class	450,146	739,400	(289,254)	3,312,315	780,640	2,531,675
ING MFS Mid Cap Growth Portfolio - Institutional Class	254,755	131,928	122,827	299,385	198,782	100,603
ING MFS Total Return Portfolio - Institutional Class	308,212	142,402	165,810	194,336	71,281	123,055
ING MFS Utilities Portfolio - Service Class	1,241,662	255,356	986,306	-	-	-
ING Oppenheimer Main Street Portfolio® - Institutional Class	8,628	3,217	5,411	-	-	-
ING Pioneer Fund Portfolio - Service Class	8,009	213	7,796	-	-	-
ING Pioneer Mid Cap Value Portfolio - Class I	1,816,700	384,375	1,432,325	-	-	-
ING Stock Index Portfolio - Institutional Class	3,108,373	3,952,786	(844,413)	22,144,352	2,105,757	20,038,595
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class	798,828	629,836	168,992	829,881	373,831	456,050

| | Year Ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING T. Rowe Price Equity Income Portfolio - Institutional Class	411,358	240,660	170,698	602,874	87,714	515,160
ING UBS U.S. Allocation Portfolio - Service Class	1,534	105	1,429	-	-	-
ING Van Kampen Equity Growth Portfolio - Institutional Class	115,808	164,680	(48,872)	598,337	158,618	439,719
ING Van Kampen Growth and Income Portfolio - Service Class	93,895	2,206	91,689	-	-	-
ING VP Index Plus International Equity Portfolio - Service Class	671	-	671	-	-	-
ING Partners, Inc.:						
ING American Century Large Company Value Portfolio - Initial Class	3,235	110	3,125	-	-	-
ING American Century Small Cap Value Portfolio - Initial Class	80,707	2,994	77,713	-	-	-
ING Baron Small Cap Growth Portfolio - Initial Class	231,451	21,858	209,593	-	-	-
ING JPMorgan Mid Cap Value Portfolio - Initial Class	387,207	181,550	205,657	365,739	52,516	313,223
ING Oppenheimer Global Portfolio - Initial Class	387,774	53,271	334,503	-	-	-
ING Oppenheimer Strategic Income Portfolio - Service Class	714,401	113,950	600,451	-	-	-
ING PIMCO Total Return Portfolio - Initial Class	674,602	359,558	315,044	516,489	504,981	11,508
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class	51,280	21,403	29,877	38,205	31,682	6,523
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,332,120	433,376	3,898,744	-	-	-
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	495,648	489,288	6,360	-	-	-
ING Van Kampen Comstock Portfolio - Initial Class	378,785	270,086	108,699	451,478	171,003	280,475
ING Van Kampen Equity and Income Portfolio - Initial Class	38,226	20,579	17,647	130,095	64,748	65,347
ING Strategic Allocation Portfolio, Inc.:						
ING VP Strategic Allocation Balanced Portfolio - Class I	432,300	40,988	391,312	2,881	1	2,880
ING VP Strategic Allocation Growth Portfolio - Class I	429,172	79,024	350,148	3,821	2	3,819
ING VP Strategic Allocation Income Portfolio - Class I	70,002	62,719	7,283	4,975	32	4,943
ING Variable Portfolios, Inc.:						
ING VP Index Plus LargeCap Portfolio - Class I	183,486	246,108	(62,622)	196,105	126,678	69,427
ING VP Index Plus MidCap Portfolio - Class I	677,855	418,623	259,232	579,713	225,195	354,518
ING VP Index Plus SmallCap Portfolio - Class I	466,907	217,204	249,703	328,838	105,581	223,257
ING VP Value Opportunity Portfolio - Class I	193,244	854	192,390	-	-	-

	Year Ended December 31					
	2005			**2004**		
	Units Issued	**Units Redeemed**	**Net Increase (Decrease)**	**Units Issued**	**Units Redeemed**	**Net Increase (Decrease)**
ING Variable Products Trust:						
ING VP High Yield Bond Portfolio - Class I	1,516,838	87,957	1,428,881	-	-	-
ING VP MagnaCap Portfolio - Class I	32,225	207,087	(174,862)	89,161	45,244	43,917
ING VP MidCap Opportunities Portfolio - Class I	692,699	694,496	(1,797)	182,314	92,043	90,271
ING VP Real Estate Portfolio - Class S	1,314,934	96,974	1,217,960	-	-	-
ING VP SmallCap Opportunities Portfolio - Class I	964,213	1,005,415	(41,202)	1,243,261	1,161,754	81,507
ING VP Intermediate Bond Portfolio:						
ING VP Intermediate Bond Portfolio - Class I	878,675	288,488	590,187	496,489	274,792	221,697
Janus Aspen Series:						
Janus Aspen Series International Growth Portfolio - Service Shares	2,322,705	3,260,202	(937,497)	713,443	826,033	(112,590)
Janus Aspen Series Mid Cap Growth Portfolio - Service Shares	173,838	807,363	(633,525)	234,562	160,686	73,876
Janus Aspen Series Worldwide Growth Portfolio - Service Shares	570,381	1,114,730	(544,349)	153,068	235,107	(82,039)
M Fund, Inc.:						
Brandes International Equity Fund	248,919	110,921	137,998	230,443	138,288	92,155
Business Opportunity Value Fund	104,536	39,744	64,792	72,528	22,456	50,072
Frontier Capital Appreciation Fund	130,815	143,088	(12,273)	268,468	238,750	29,718
Turner Core Growth Fund	245,370	236,496	8,874	196,134	103,091	93,043
Neuberger Berman Advisers Management Trust:						
Neuberger Berman AMT Growth Portfolio® - Class I	166,336	167,704	(1,368)	180,643	324,854	(144,211)
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I	274,903	585,630	(310,727)	473,997	650,125	(176,128)
Neuberger Berman AMT Socially Responsive Portfolio® - Class I	5,328	1,231	4,097	-	-	-
Pioneer Variable Contracts Trust:						
Pioneer Mid Cap Value VCT Portfolio - Class I	1,439,663	2,596,353	(1,156,690)	958,603	418,085	540,518
Pioneer Small Cap Value VCT Portfolio - Class I	358,677	337,102	21,575	315,688	117,654	198,034
Putnam Variable Trust:						
Putnam VT Growth and Income Fund - Class IB Shares	477,102	1,119,839	(642,737)	250,655	134,431	116,224
Putnam VT New Opportunities Fund - Class IB Shares	6,905	343,021	(336,116)	767,548	520,436	247,112
Putnam VT Small Cap Value Fund - Class IB Shares	231,072	370,615	(139,543)	583,241	531,781	51,460
Putnam VT Voyager Fund - Class IB Shares	86,437	260,110	(173,673)	78,852	73,125	5,727

| | Year Ended December 31 | | | | | |
| | 2005 | | | 2004 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Van Eck Worldwide Insurance Trust:						
Van Eck Worldwide Bond Fund	557,642	912,659	(355,017)	257,291	296,635	(39,344)
Van Eck Worldwide Emerging Markets Fund	462,052	319,989	142,063	601,082	574,201	26,881
Van Eck Worldwide Hard Assets Fund	462,042	410,179	51,863	406,952	437,843	(30,891)
Van Eck Worldwide Real Estate Fund	661,690	1,275,650	(613,960)	371,229	250,256	120,973

7.   Unit Summary

Division	Units Outstanding	Unit Value	Extended Value
AIM V.I. Core Stock Fund - Series I Shares			
Class A	731,792.969	$ 25.47	$ 18,638,767
Class B	285,790.324	10.49	2,997,940
	1,017,583.293		$ 21,636,707
AIM V.I. Government Securities Fund - Series I Shares			
Class A	1,312,740.739	$ 13.36	$ 17,538,216
Class B	310,580.604	13.67	4,245,637
	1,623,321.343		$ 21,783,853
American Funds Insurance Series®- Growth Fund - Class 2			
Class A	1,099,611.828	$ 16.58	$ 18,231,564
Class B	900,682.061	16.92	15,239,540
	2,000,293.889		$ 33,471,104
American Funds Insurance Series®- Growth Income Fund - Class 2			
Class A	676,418.936	$ 14.86	$ 10,051,585
Class B	546,861.219	15.16	8,290,416
	1,223,280.155		$ 18,342,001
American Funds Insurance Series®- International Fund - Class 2			
Class A	697,781.279	$ 19.79	$ 13,809,092
Class B	594,271.688	20.19	11,998,345
	1,292,052.967		$ 25,807,437
Fidelity® VIP Asset Manager℠ Portfolio - Initial Class			
Class A	905,366.771	$ 19.57	$ 17,718,028
	905,366.771		$ 17,718,028
Fidelity® VIP Asset Manager℠ Portfolio - Service Class			
Class B	147,565.001	$ 11.65	$ 1,719,132
	147,565.001		$ 1,719,132
Fidelity® VIP Contrafund® Portfolio - Service Class			
Class A	108,267.894	$ 12.06	$ 1,305,711
Class B	61,282.465	12.12	742,743
	169,550.359		$ 2,048,454

Division	Units Outstanding	Unit Value	Extended Value
Fidelity® VIP Equity-Income Portfolio - Service Class			
Class A	3,983.751	$ 11.10	$ 44,220
Class B	5,680.860	11.16	63,398
	9,664.611		$ 107,618
Fidelity® VIP Growth Portfolio - Initial Class			
Class A	1,767,440.556	$ 24.69	$ 43,638,107
Class B	83,390.937	9.07	756,356
	1,850,831.493		$ 44,394,463
Fidelity® VIP Growth Portfolio - Service Class			
Class B	328,100.513	$ 8.63	$ 2,831,507
	328,100.513		$ 2,831,507
Fidelity® VIP High Income Portfolio - Service Class			
Class A	963,502.923	$ 10.46	$ 10,078,241
Class B	99,588.401	10.52	1,047,670
	1,063,091.324		$ 11,125,911
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class			
Class A	12,822.240	$ 10.15	$ 130,146
Class B	31,134.983	10.20	317,577
	43,957.223		$ 447,723
Fidelity® VIP Overseas Portfolio - Initial Class			
Class A	1,932,973.638	$ 19.21	$ 37,132,424
Class B	51,309.221	12.65	649,062
	1,984,282.859		$ 37,781,486
Fidelity® VIP Overseas Portfolio - Service Class			
Class B	294,549.167	$ 11.75	$ 3,460,953
	294,549.167		$ 3,460,953
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class			
Class A	284,071.161	$ 12.80	$ 3,636,111
Class B	34,755.129	12.87	447,299
	318,826.290		$ 4,083,410
ING Evergreen Health Sciences Portfolio - Class S			
Class A	115,664.281	$ 11.21	$ 1,296,597
Class B	64,532.073	11.27	727,276
	180,196.354		$ 2,023,873

Division	Units Outstanding	Unit Value	Extended Value
ING Evergreen Omega Portfolio - Institutional Class			
Class A	2,500,401.360	$ 11.44	$ 28,604,592
Class B	442,075.848	11.50	5,083,872
	2,942,477.208		$ 33,688,464
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class			
Class A	4,831.070	$ 10.17	$ 49,132
Class B	1,530.310	10.18	15,579
	6,361.380		$ 64,711
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class			
Class A	3,657,971.032	$ 10.59	$ 38,737,913
Class B	383,410.856	10.64	4,079,492
	4,041,381.888		$ 42,817,405
ING Global Resources Portfolio - Institutional Class			
Class A	97,139.492	$ 22.42	$ 2,177,867
Class B	64,460.046	19.31	1,244,723
	161,599.538		$ 3,422,590
ING JPMorgan Small Cap Equity Portfolio - Institutional Class			
Class A	2,300,966.871	$ 12.41	$ 28,554,999
Class B	357,524.028	12.57	4,494,077
	2,658,490.899		$ 33,049,076
ING JPMorgan Value Opportunities Portfolio - Service Class			
Class A	411,821.928	$ 10.69	$ 4,402,376
Class B	231,492.791	10.74	2,486,233
	643,314.719		$ 6,888,609
ING Julius Baer Foreign Portfolio - Institutional			
Class A	128,735.836	$ 11.82	$ 1,521,658
Class B	68,981.228	11.88	819,497
	197,717.064		$ 2,341,155
ING Legg Mason Value Portfolio - Institutional Class			
Class A	107,057.431	$ 11.97	$ 1,281,477
Class B	72,219.610	12.12	875,302
	179,277.041		$ 2,156,779

Division	Units Outstanding	Unit Value	Extended Value
ING Limited Maturity Bond Portfolio - Service Class			
Class A	52,900.225	$ 10.07	$ 532,705
Class B	178,905.784	13.47	2,409,861
	231,806.009		$ 2,942,566
ING Liquid Assets Portfolio - Institutional Class			
Class A	6,058,886.892	$ 10.26	$ 62,164,180
	6,058,886.892		$ 62,164,180
ING Liquid Assets Portfolio - Service Class			
Class B	2,957,126.999	$ 11.92	$ 35,248,954
	2,957,126.999		$ 35,248,954
ING Lord Abbett Affiliated Portfolio - Institutional Class			
Class A	57,728.019	$ 14.95	$ 863,034
Class B	7,243.364	15.26	110,534
	64,971.383		$ 973,568
ING Marsico Growth Portfolio - Institutional Class			
Class A	189,291.217	$ 15.50	$ 2,934,014
Class B	189,702.292	9.56	1,813,554
	378,993.509		$ 4,747,568
ING Marsico International Opportunities Portfolio - Service Class			
Class A	617,088.718	$ 12.47	$ 7,695,096
Class B	400,310.254	12.54	5,019,891
	1,017,398.972		$ 12,714,987
ING Mercury Large Cap Growth Portfolio - Service Class			
Class A	776.322	$ 11.69	$ 9,075
Class B	194.235	11.75	2,282
	970.557		$ 11,357
ING Mercury Large Cap Value Portfolio - Institutional Class			
Class A	2,117,308.845	$ 11.51	$ 24,370,225
Class B	125,111.563	11.66	1,458,801
	2,242,420.408		$ 25,829,026
ING MFS Mid Cap Growth Portfolio - Institutional Class			
Class A	425,157.578	$ 7.97	$ 3,388,506
Class B	179,172.486	11.10	1,988,815
	604,330.064		$ 5,377,321

Division	Units Outstanding	Unit Value	Extended Value
ING MFS Total Return Portfolio - Institutional Class			
Class A	220,670.086	$ 13.10	$ 2,890,778
Class B	167,656.753	14.87	2,493,056
	388,326.839		$ 5,383,834
ING MFS Utilities Portfolio - Service Class			
Class A	803,420.274	$ 11.45	$ 9,199,162
Class B	182,885.739	11.50	2,103,186
	986,306.013		$ 11,302,348
ING Oppenheimer Main Street Portfolio® - Institutional Class			
Class A	1,643.612	$ 11.13	$ 18,293
Class B	3,767.130	9.86	37,144
	5,410.742		$ 55,437
ING Pioneer Fund Portfolio - Service Class			
Class A	2,761.097	$ 11.03	$ 30,455
Class B	5,034.934	11.08	55,787
	7,796.031		$ 86,242
ING Pioneer Mid Cap Value Portfolio - Class I			
Class A	1,163,626.178	$ 10.96	$ 12,753,343
Class B	268,699.203	11.02	2,961,065
	1,432,325.381		$ 15,714,408
ING Stock Index Portfolio - Institutional Class			
Class A	16,497,033.890	$ 11.41	$ 188,231,157
Class B	2,697,148.497	11.56	31,179,037
	19,194,182.387		$ 219,410,194
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class			
Class A	1,471,484.075	$ 16.37	$ 24,088,194
Class B	839,247.572	16.97	14,242,031
	2,310,731.647		$ 38,330,225
ING T. Rowe Price Equity Income Portfolio - Institutional Class			
Class A	605,275.898	$ 14.99	$ 9,073,086
Class B	300,717.194	14.04	4,222,069
	905,993.092		$ 13,295,155

Division	Units Outstanding	Unit Value	Extended Value
ING UBS U.S. Allocation Portfolio - Service Class			
Class A	400.385	$ 10.88	$ 4,356
Class B	1,028.734	10.94	11,254
	1,429.119		$ 15,610
ING Van Kampen Equity Growth Portfolio - Institutional Class			
Class A	262,002.552	$ 12.24	$ 3,206,911
Class B	128,844.918	12.39	1,596,389
	390,847.470		$ 4,803,300
ING Van Kampen Growth and Income Portfolio - Service Class			
Class A	38,294.018	$ 11.18	$ 428,127
Class B	53,394.794	11.24	600,157
	91,688.812		$ 1,028,284
ING VP Index Plus International Equity Portfolio - Service Class			
Class A	670.946	$ 10.38	$ 6,964
	670.946		$ 6,964
ING American Century Large Company Value Portfolio - Initial Class			
Class A	2,318.772	$ 10.68	$ 24,764
Class B	806.006	10.73	8,648
	3,124.778		$ 33,412
ING American Century Small Cap Value Portfolio - Initial Class			
Class A	49,898.117	$ 11.41	$ 569,338
Class B	27,815.146	11.47	319,040
	77,713.263		$ 888,378
ING Baron Small Cap Growth Portfolio - Initial Class			
Class A	120,568.062	$ 11.09	$ 1,337,100
Class B	89,025.098	11.15	992,630
	209,593.160		$ 2,329,730
ING JPMorgan Mid Cap Value Portfolio - Initial Class			
Class A	331,417.240	$ 16.48	$ 5,461,756
Class B	276,738.876	16.81	4,651,981
	608,156.116		$ 10,113,737
ING Oppenheimer Global Portfolio - Initial Class			
Class A	220,792.574	$ 12.03	$ 2,656,135
Class B	113,710.145	12.09	1,374,756
	334,502.719		$ 4,030,891

Division	Units Outstanding	Unit Value	Extended Value
ING Oppenheimer Strategic Income Portfolio - Service Class			
Class A	482,351.920	$ 10.14	$ 4,891,048
Class B	118,098.727	10.19	1,203,426
	600,450.647		$ 6,094,474
ING PIMCO Total Return Portfolio - Initial Class			
Class A	648,993.029	$ 10.77	$ 6,989,655
Class B	253,628.973	10.99	2,787,382
	902,622.002		$ 9,777,037
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class			
Class A	34,349.182	$ 15.38	$ 528,290
Class B	11,635.114	15.69	182,555
	45,984.296		$ 710,845
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class			
Class A	3,181,322.164	$ 11.74	$ 37,348,722
Class B	717,421.477	11.80	8,465,573
	3,898,743.641		$ 45,814,295
ING UBS U.S. Large Cap Equity Portfolio - Initial Class			
Class A	6,128.331	$ 11.29	$ 69,189
Class B	231.792	11.35	2,631
	6,360.123		$ 71,820
ING Van Kampen Comstock Portfolio - Initial Class			
Class A	432,649.254	$ 12.87	$ 5,568,196
Class B	328,866.354	13.23	4,350,902
	761,515.608		$ 9,919,098
ING Van Kampen Equity and Income Portfolio - Initial Class			
Class A	39,365.880	$ 11.62	$ 457,432
Class B	58,106.217	11.95	694,369
	97,472.097		$ 1,151,801
ING VP Strategic Allocation Balanced Portfolio - Class I			
Class A	67,762.331	$ 11.17	$ 756,905
Class B	326,429.164	11.27	3,678,857
	394,191.495		$ 4,435,762

Division	Units Outstanding	Unit Value	Extended Value
ING VP Strategic Allocation Growth Portfolio - Class I			
Class A	57,270.181	$ 11.57	$ 662,616
Class B	296,696.989	11.68	3,465,421
	353,967.170		$ 4,128,037
ING VP Strategic Allocation Income Portfolio - Class I			
Class A	10,326.992	$ 10.80	$ 111,532
Class B	1,899.117	10.90	20,700
	12,226.109		$ 132,232
ING VP Index Plus LargeCap Portfolio - Class I			
Class A	259,537.857	$ 11.42	$ 2,963,922
Class B	169,257.648	11.75	1,988,777
	428,795.505		$ 4,952,699
ING VP Index Plus MidCap Portfolio - Class I			
Class A	572,500.316	$ 13.87	$ 7,940,579
Class B	753,387.134	14.26	10,743,301
	1,325,887.450		$ 18,683,880
ING VP Index Plus SmallCap Portfolio - Class I			
Class A	530,788.892	$ 14.31	$ 7,595,589
Class B	203,622.647	14.71	2,995,289
	734,411.539		$ 10,590,878
ING VP Value Opportunity Portfolio - Class I			
Class A	136,157.315	$ 9.93	$ 1,352,042
Class B	56,232.745	9.94	558,953
	192,390.060		$ 1,910,995
ING VP High Yield Bond Portfolio - Class I			
Class A	1,163,979.906	$ 10.32	$ 12,012,273
Class B	264,901.169	10.38	2,749,674
	1,428,881.075		$ 14,761,947
ING VP MidCap Opportunities Portfolio - Class I			
Class A	98,119.373	$ 11.05	$ 1,084,219
Class B	141,945.087	11.45	1,625,271
	240,064.460		$ 2,709,490
ING VP Real Estate Portfolio - Class S			
Class A	827,818.017	$ 11.59	$ 9,594,411
Class B	390,141.824	11.65	4,545,152
	1,217,959.841		$ 14,139,563

Division	Units Outstanding	Unit Value	Extended Value
ING VP SmallCap Opportunities Portfolio - Class I			
Class A	256,909.632	$ 8.83	$ 2,268,512
Class B	148,455.908	9.15	1,358,372
	405,365.540		$ 3,626,884
ING VP Intermediate Bond Portfolio - Class I			
Class A	500,357.807	$ 12.12	$ 6,064,337
Class B	816,868.812	12.47	10,186,354
	1,317,226.619		$ 16,250,691
Brandes International Equity Fund			
Class A	894,760.700	$ 15.76	$ 14,101,429
Class B	48,766.446	16.33	796,356
	943,527.146		$ 14,897,785
Business Opportunity Value Fund			
Class A	193,097.963	$ 12.72	$ 2,456,206
Class B	34,427.115	13.08	450,307
	227,525.078		$ 2,906,513
Frontier Capital Appreciation Fund			
Class A	477,731.402	$ 14.94	$ 7,137,307
Class B	30,850.497	15.48	477,566
	508,581.899		$ 7,614,873
Turner Core Growth Fund			
Class A	233,908.501	$ 11.54	$ 2,699,304
Class B	33,996.220	11.96	406,595
	267,904.721		$ 3,105,899
Neuberger Berman AMT Growth Portfolio® - Class I			
Class A	647,989.892	$ 21.19	$ 13,730,906
Class B	112,473.600	10.17	1,143,857
	760,463.492		$ 14,874,763
Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I			
Class A	1,218,352.167	$ 15.43	$ 18,799,174
Class B	387,037.847	11.67	4,516,732
	1,605,390.014		$ 23,315,906

Division	Units Outstanding	Unit Value	Extended Value
Neuberger Berman AMT Socially Responsive Portfolio® - Class I			
Class A	2,210.202	$ 11.38	$ 25,152
Class B	1,887.282	11.44	21,591
	4,097.484		$ 46,743
Pioneer Small Cap Value VCT Portfolio - Class I			
Class A	305,094.449	$ 14.04	$ 4,283,526
Class B	144,345.928	14.44	2,084,355
	449,440.377		$ 6,367,881
Putnam VT Small Cap Value Fund - Class IB Shares			
Class A	754,367.006	$ 18.59	$ 14,023,683
Class B	292,398.450	19.27	5,634,518
	1,046,765.456		$ 19,658,201
Van Eck Worldwide Emerging Markets Fund			
Class A	884,466.654	$ 18.48	$ 16,344,944
Class B	251,813.313	20.19	5,084,111
	1,136,279.967		$ 21,429,055
Van Eck Worldwide Hard Assets Fund			
Class A	428,154.264	$ 24.60	$ 10,532,595
Class B	138,190.509	23.63	3,265,442
	566,344.773		$ 13,798,037

8.   **Financial Highlights**

A summary of unit values and units outstanding for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the year ended December 31, 2005, 2004, 2003, 2002 and 2001, follows:

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
AIM V.I. Core Stock Fund - Series I Shares						
2005	1,018	$10.49 to $25.47	$ 21,637	0.42 %	0.00% to 0.75%	2.62% to 3.35%
2004	1,104	$10.15 to $24.82	23,377	0.79	0.00% to 0.75%	3.46% to 4.21%
2003	1,267	$9.74 to $23.99	27,110	1.14	0.00% to 0.75%	21.65% to 22.52%
2002	1,301	$7.95 to $19.72	23,265	1.41	0.00% to 0.75%	-19.64% to -19.04%
2001	1,238	$9.82 to $24.54	29,102	1.59	0.00% to 0.75%	-9.75% to -8.99%
AIM V.I. Government Securities Fund - Series I Shares						
2005	1,623	$13.36 to $13.67	21,784	3.10	0.00% to 0.75%	0.91% to 1.64%
2004	1,812	$13.24 to $13.45	24,056	3.32	0.00% to 0.75%	1.77% to 2.59%
2003	2,288	$13.01 to $13.11	29,800	2.30	0.00% to 0.75%	0.31% to 1.00%
2002	2,620	$12.97 to $12.98	33,988	2.03	0.00% to 0.75%	9.08% to 9.82%
2001	2,156	$11.81 to $11.90	25,665	1.35	0.00% to 0.75%	5.40% to 6.11%
American Funds Insurance Series®- Growth Fund - Class 2						
2005	2,000	$16.58 to $16.92	33,471	0.77	0.00% to 0.75%	15.30% to 16.21%
2004	1,361	$14.38 to $14.56	19,658	0.24	0.00% to 0.75%	11.65% to 12.43%
2003	305	$12.88 to $12.95	3,929	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
American Funds Insurance Series®- Growth Income Fund - Class 2						
2005	1,223	$14.86 to $15.16	18,342	1.45	0.00% to 0.75%	5.09% to 5.87%
2004	947	$14.14 to $14.32	13,451	1.19	0.00% to 0.75%	9.53% to 10.32%
2003	268	$12.91 to $12.98	3,463	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
American Funds Insurance Series®- International Fund - Class 2						
2005	1,292	$19.79 to $20.19	$ 25,807	1.72 %	0.00% to 0.75%	20.60% to 21.48%
2004	828	$16.41 to $16.62	13,661	1.90	0.00% to 0.75%	18.40% to 19.31%
2003	174	$13.86 to $13.93	2,412	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
Fidelity® VIP Asset Manager[SM] Portfolio - Initial Class						
2005	905	$19.57	17,718	2.81	0.75%	3.27%
2004	1,067	$18.95	20,212	2.64	0.75%	4.64%
2003	1,160	$18.11	21,003	3.58	0.75%	17.14%
2002	1,413	$15.46	21,839	3.51	0.75%	-8.90%
2001	1,201	$16.97	19,842	4.74	0.75%	-5.35%
Fidelity® VIP Asset Manager[SM] Portfolio - Service Class						
2005	148	$11.65	1,719	2.63	0.00%	3.93%
2004	147	$11.21	1,650	2.51	0.00%	5.36%
2003	99	$10.64	1,056	2.80	0.00%	17.83%
2002	65	$9.03	588	2.94	0.00%	-8.79%
2001	32	$9.90	314	(a)	0.00%	(a)
Fidelity® VIP Contrafund® Portfolio - Service Class						
2005	170	$12.06 to $12.12	2,048	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Equity-Income Portfolio - Service Class						
2005	10	$11.10 to $11.16	108	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Growth Portfolio - Initial Class						
2005	1,851	$9.07 to $24.69	$ 44,393	0.50 %	0.00% to 0.75%	5.02% to 5.83%
2004	2,162	$8.57 to $23.51	49,347	0.26	0.00% to 0.75%	2.57% to 3.38%
2003	2,384	$8.29 to $22.92	53,751	0.25	0.00% to 0.75%	31.88% to 32.85%
2002	2,408	$6.24 to $17.38	41,408	0.24	0.00% to 0.75%	-30.40% to -30.12%
2001	2,444	$8.93 to $24.97	59,751	7.38	0.00% to 0.75%	-18.45% to -17.62%
Fidelity® VIP Growth Portfolio - Service Class						
2005	328	$8.63	2,832	0.36	0.00%	5.63%
2004	341	$8.17	2,789	0.17	0.00%	3.29%
2003	253	$7.91	2,000	0.08	0.00%	32.72%
2002	88	$5.96	530	0.08	0.00%	-30.54%
2001	24	$8.58	209	(a)	0.00%	(a)
Fidelity® VIP High Income Portfolio - Service Class						
2005	1,063	$10.46 to $10.52	11,126	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class						
2005	44	$10.15 to $10.20	448	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Fidelity® VIP Overseas Portfolio - Initial Class						
2005	1,984	$12.65 to $19.21	37,780	0.67	0.00% to 0.75%	18.14% to 19.11%
2004	2,496	$10.62 to $16.26	40,032	1.14	0.00% to 0.75%	12.84% to 13.58%
2003	2,675	$9.35 to $14.41	38,294	0.72	0.00% to 0.75%	42.25% to 43.40%
2002	2,547	$6.52 to $10.13	25,636	0.78	0.00% to 0.75%	-21.23% to -20.29%
2001	2,775	$8.18 to $12.86	35,065	13.45	0.00% to 0.75%	-21.63% to -21.19%

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Overseas Portfolio - Service Class						
2005	295	$11.75	$ 3,461	0.55 %	0.00%	19.05%
2004	311	$9.87	3,069	0.81	0.00%	13.45%
2003	189	$8.70	1,641	0.45	0.00%	43.09%
2002	93	$6.08	568	0.34	0.00%	-20.32%
2001	19	$7.63	151	(a)	0.00%	(a)
ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class						
2005	319	$12.80 to $12.87	4,083	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Health Sciences Portfolio - Class S						
2005	180	$11.21 to $11.27	2,024	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Evergreen Omega Portfolio - Institutional Class						
2005	2,942	$11.44 to $11.50	33,687	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING FMR[SM] Diversified Mid Cap Portfolio - Service Class						
2005	6	$10.17 to $10.18	65	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING FMR^{SM} Earnings Growth Portfolio - Institutional Class						
2005	4,041	$10.59 to $10.64	$ 42,816	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Global Resources Portfolio - Institutional Class						
2005	162	$19.31 to $22.42	3,423	0.88	0.00% to 0.75%	37.04% to 38.03%
2004	96	$13.99 to $16.36	1,428	1.75	0.00% to 0.75%	5.89% to 6.71%
2003	4	$13.11 to $15.45	61	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING JPMorgan Small Cap Equity Portfolio - Institutional Class						
2005	2,658	$12.41 to $12.57	33,048	-	0.00% to 0.75%	3.16% to 3.97%
2004	1,842	$12.03 to $12.09	22,159	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING JPMorgan Value Opportunities Portfolio - Service Class						
2005	643	$10.69 to $10.74	6,889	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Julius Baer Foreign Portfolio - Institutional Class						
2005	198	$11.82 to $11.88	2,341	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Legg Mason Value Portfolio - Institutional Class						
2005	179	$11.97 to $12.12	$ 2,157	- %	0.00% to 0.75%	5.37% to 6.13%
2004	146	$11.36 to $11.42	1,660	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Limited Maturity Bond Portfolio - Service Class						
2005	232	$10.07 to $13.47	2,943	3.50	0.00% to 0.75%	1.58%
2004	103	$13.26	1,365	7.76	0.00%	1.38%
2003	36	$13.08	465	1.26	0.00%	2.83%
2002	26	$12.72	329	0.23	0.00%	7.25%
2001	4,610	$11.86	54,671	16.29	0.00%	8.91%
ING Liquid Assets Portfolio - Institutional Class						
2005	6,059	$10.26	62,163	3.32	0.75%	2.19%
2004	1,794	$11.60	20,814	(d)	0.00%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING Liquid Assets Portfolio - Service Class						
2005	2,957	$11.92	35,249	2.53	0.00%	2.76%
2004	5,783	$10.04	58,056	1.79	0.75%	0.00%
2003	1,827	$11.49	20,993	0.78	0.00%	0.70%
2002	1,780	$11.41	20,314	1.47	0.00%	1.42%
2001	696	$11.25	7,832	3.74	0.00%	3.88%
ING Lord Abbett Affiliated Portfolio - Institutional Class						
2005	65	$14.95 to $15.26	974	1.67	0.00% to 0.75%	4.91% to 5.75%
2004	66	$14.25 to $14.43	942	1.27	0.00% to 0.75%	9.45% to 10.24%
2003	12	$13.02 to $13.09	161	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Marsico Growth Portfolio - Institutional Class						
2005	379	$9.56 to $15.50	$ 4,748	- %	0.00% to 0.75%	8.32% to 9.13%
2004	283	$8.76 to $14.31	3,205	-	0.00% to 0.75%	11.97% to 12.89%
2003	182	$7.76 to $12.78	1,870	-	0.00% to 0.75%	32.88%
2002	1	$5.84	5	-	0.00%	-29.55%
2001	-	$8.29	4	-	0.00%	-30.28%
ING Marsico International Opportunities Portfolio - Service Class						
2005	1,017	$12.47 to $12.54	12,715	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Growth Portfolio - Service Class						
2005	1	$11.69 to $11.75	11	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Mercury Large Cap Value Portfolio - Institutional Class						
2005	2,242	$11.51 to $11.66	25,828	-	0.00% to 0.75%	4.73% to 5.62%
2004	2,532	$10.99 to $11.04	27,830	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING MFS Mid Cap Growth Portfolio - Institutional Class						
2005	604	$7.97 to $11.10	5,377	-	0.00% to 0.75%	2.57% to 3.35%
2004	482	$7.77 to $10.74	4,257	-	0.00% to 0.75%	14.43% to 15.36%
2003	381	$6.79 to $9.31	2,923	-	0.00% to 0.75%	38.57% to 39.58%
2002	277	$4.90 to $6.67	1,478	-	0.00% to 0.75%	-49.38% to -48.85%
2001	46	$9.68 to $13.04	465	(a)	0.00% to 0.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Institutional Class						
2005	388	$13.10 to $14.87	$ 5,384	2.32 %	0.00% to 0.75%	2.34% to 3.19%
2004	223	$12.80 to $14.41	3,023	2.53	0.00% to 0.75%	10.63% to 11.45%
2003	99	$11.57 to $12.93	1,246	1.00	0.00% to 0.75%	16.91%
2002	14	$11.06	151	3.30	0.00%	-5.06%
2001	5	$11.65	53	13.37	0.00%	0.43%
ING MFS Utilities Portfolio - Service Class						
2005	986	$11.45 to $11.50	11,302	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Main Street Portfolio® - Institutional Class						
2005	5	$9.86 to $11.13	55	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Fund Portfolio - Service Class						
2005	8	$11.03 to $11.08	86	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Pioneer Mid Cap Value Portfolio - Class I						
2005	1,432	$10.96 to $11.02	15,714	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Stock Index Portfolio - Institutional Class						
2005	19,194	$11.41 to $11.56	$ 219,406	- %	0.00% to 0.75%	3.73% to 4.62%
2004	20,039	$11.00 to $11.05	220,550	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class						
2005	2,311	$16.37 to $16.97	38,330	1.54	0.00% to 0.75%	7.20% to 8.02%
2004	2,142	$15.27 to $15.71	33,001	1.32	0.00% to 0.75%	16.03% to 16.98%
2003	1,686	$13.16 to $13.43	22,308	0.73	0.00% to 0.75%	24.39% to 25.28%
2002	1,058	$10.58 to $10.72	11,222	3.65	0.00% to 0.75%	-0.19% to 0.56%
2001	369	$10.60 to $10.66	3,909	(a)	0.00% to 0.75%	(a)
ING T. Rowe Price Equity Income Portfolio - Institutional Class						
2005	906	$14.04 to $14.99	13,295	1.43	0.00% to 0.75%	3.38% to 4.15%
2004	735	$13.48 to $14.50	10,480	1.45	0.00% to 0.75%	14.17% to 15.12%
2003	220	$11.71 to $12.70	2,734	0.85	0.00% to 0.75%	25.37%
2002	11	$9.34	99	4.45	0.00%	-13.20%
2001	1	$10.76	6	(a)	0.00%	(a)
ING UBS U.S. Allocation Portfolio - Service Class						
2005	1	$10.88 to $10.94	16	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Equity Growth Portfolio - Institutional Class						
2005	391	$12.24 to $12.39	4,803	0.49	0.00% to 0.75%	14.61% to 15.47%
2004	440	$10.68 to $10.73	4,704	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING Van Kampen Growth and Income Portfolio - Service Class						
2005	92	$11.18 to $11.24	$ 1,028	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP Index Plus International Equity Portfolio - Service Class						
2005	1	$10.38	7	(e)	0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Large Company Value Portfolio - Initial Class						
2005	3	$10.68 to $10.73	33	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING American Century Small Cap Value Portfolio - Initial Class						
2005	78	$11.41 to $11.47	888	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Baron Small Cap Growth Portfolio - Initial Class						
2005	210	$11.09 to $11.15	2,330	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)

100

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING JPMorgan Mid Cap Value Portfolio - Initial Class						
2005	608	$16.48 to $16.81	$ 10,114	0.62 %	0.00% to 0.75%	7.92% to 8.66%
2004	402	$15.27 to $15.47	6,176	0.46	0.00% to 0.75%	19.95% to 20.86%
2003	89	$12.73 to $12.80	1,139	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Oppenheimer Global Portfolio - Initial Class						
2005	335	$12.03 to $12.09	4,031	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Oppenheimer Strategic Income Portfolio - Service Class						
2005	600	$10.14 to $10.19	6,094	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING PIMCO Total Return Portfolio - Initial Class						
2005	903	$10.77 to $10.99	9,777	2.18	0.00% to 0.75%	1.60% to 2.42%
2004	588	$10.60 to $10.73	6,250	-	0.00% to 0.75%	3.82% to 4.58%
2003	576	$10.21 to $10.26	5,884	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)
ING Salomon Brothers Aggressive Growth Portfolio - Initial Class						
2005	46	$15.38 to $15.69	711	-	0.00% to 0.75%	10.65% to 11.43%
2004	16	$13.90 to $14.08	226	-	0.00% to 0.75%	8.85% to 9.74%
2003	10	$12.77 to $12.83	123	(c)	0.00% to 0.75%	(c)
2002	(c)	(c)	(c)	(c)	(c)	(c)
2001	(c)	(c)	(c)	(c)	(c)	(c)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class						
2005	3,899	$11.74 to $11.80	$ 45,813	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class						
2005	6	$11.29 to $11.35	72	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING Van Kampen Comstock Portfolio - Initial Class						
2005	762	$12.87 to $13.23	9,919	0.67	0.00% to 0.75%	2.96% to 3.68%
2004	653	$12.50 to $12.76	8,237	-	0.00% to 0.75%	15.96% to 16.96%
2003	372	$10.78 to $10.91	4,034	3.47	0.00% to 0.75%	28.95% to 29.88%
2002	151	$8.36 to $8.40	1,265	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING Van Kampen Equity and Income Portfolio - Initial Class						
2005	97	$11.62 to $11.95	1,152	0.09	0.00% to 0.75%	7.29% to 8.05%
2004	80	$10.83 to $11.06	877	0.78	0.00% to 0.75%	9.95% to 10.93%
2003	14	$9.85 to $9.97	143	-	0.00% to 0.75%	26.44% to 27.33%
2002	2	$7.79 to $7.83	15	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Strategic Allocation Balanced Portfolio - Class I						
2005	394	$11.17 to $11.27	4,436	0.52	0.00% to 0.75%	3.91% to 4.64%
2004	3	$10.75 to $10.77	31	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)

SECURITY LIFE OF DENVER INSURANCE COMPANY
SEPARATE ACCOUNT L1
Notes to Financial Statements

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Strategic Allocation Growth Portfolio - Class I						
2005	354	$11.57 to $11.68	$ 4,128	0.86 %	0.00% to 0.75%	5.37% to 6.18%
2004	4	$10.98 to $11.00	42	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Strategic Allocation Income Portfolio - Class I						
2005	12	$10.80 to $10.90	132	2.14	0.00% to 0.75%	3.05% to 3.81%
2004	5	$10.48 to $10.50	52	(d)	0.00% to 0.75%	(d)
2003	(d)	(d)	(d)	(d)	(d)	(d)
2002	(d)	(d)	(d)	(d)	(d)	(d)
2001	(d)	(d)	(d)	(d)	(d)	(d)
ING VP Index Plus LargeCap Portfolio - Class I						
2005	429	$11.42 to $11.75	4,953	1.23	0.00% to 0.75%	4.58% to 5.38%
2004	491	$10.92 to $11.15	5,418	1.00	0.00% to 0.75%	9.75% to 10.62%
2003	422	$9.95 to $10.08	4,224	1.39	0.00% to 0.75%	25.16% to 26.16%
2002	49	$7.95 to $7.99	389	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus MidCap Portfolio - Class I						
2005	1,326	$13.87 to $14.26	18,684	0.46	0.00% to 0.75%	10.34% to 11.15%
2004	1,067	$12.57 to $12.83	13,569	0.44	0.00% to 0.75%	15.64% to 16.53%
2003	712	$10.87 to $11.01	7,802	0.40	0.00% to 0.75%	31.44% to 32.49%
2002	385	$8.27 to $8.31	3,193	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
ING VP Index Plus SmallCap Portfolio - Class I						
2005	734	$14.31 to $14.71	10,591	0.32	0.00% to 0.75%	6.87% to 7.61%
2004	485	$13.39 to $13.67	6,535	0.13	0.00% to 0.75%	21.18% to 22.05%
2003	261	$11.05 to $11.20	2,906	0.17	0.00% to 0.75%	35.09% to 36.09%
2002	77	$8.18 to $8.23	630	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Value Opportunity Portfolio - Class I						
2005	192	$9.93 to $9.94	$ 1,911	(e) %	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP High Yield Bond Portfolio - Class I						
2005	1,429	$10.32 to $10.38	14,762	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP MidCap Opportunities Portfolio - Class I						
2005	240	$11.05 to $11.45	2,709	-	0.00% to 0.75%	9.51% to 10.31%
2004	242	$10.09 to $10.38	2,482	-	0.00% to 0.75%	10.64% to 11.49%
2003	152	$9.12 to $9.31	1,404	-	0.00% to 0.75%	35.71% to 36.71%
2002	128	$6.72 to $6.81	868	-	0.00% to 0.75%	-26.80% to -25.82%
2001	32	$9.18	294	(a)	0.00% to 0.75%	(a)
ING VP Real Estate Portfolio - Class S						
2005	1,218	$11.59 to $11.65	14,140	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
ING VP SmallCap Opportunities Portfolio - Class I						
2005	405	$8.83 to $9.15	3,627	-	0.00% to 0.75%	8.21% to 9.06%
2004	447	$8.16 to $8.39	3,678	-	0.00% to 0.75%	9.38% to 10.10%
2003	365	$7.46 to $7.62	2,743	-	0.00% to 0.75%	37.64% to 38.80%
2002	238	$5.42 to $5.49	1,297	-	0.00% to 0.75%	-44.07% to -43.63%
2001	75	$9.69 to $9.74	730	(a)	0.00% to 0.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING VP Intermediate Bond Portfolio - Class I						
2005	1,317	$12.12 to $12.47	$ 16,251	4.84 %	0.00% to 0.75%	2.36% to 3.14%
2004	727	$11.84 to $12.09	8,705	8.27	0.00% to 0.75%	4.04% to 4.95%
2003	505	$11.38 to $11.52	5,775	1.88	0.00% to 0.75%	5.57% to 6.27%
2002	235	$10.78 to $10.84	2,539	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Brandes International Equity Fund						
2005	944	$15.76 to $16.33	14,898	1.52	0.00% to 0.75%	9.75% to 10.56%
2004	806	$14.36 to $14.77	11,581	1.20	0.00% to 0.75%	23.05% to 24.01%
2003	713	$11.67 to $11.91	8,330	1.05	0.00% to 0.75%	46.42% to 47.40%
2002	722	$7.97 to $8.08	5,757	6.53	0.00% to 0.75%	-15.93% to -15.30%
2001	200	$9.48 to $9.54	1,895	(a)	0.00% to 0.75%	(a)
Business Opportunity Value Fund						
2005	228	$12.72 to $13.08	2,907	0.73	0.00% to 0.75%	6.98% to 7.74%
2004	163	$11.89 to $12.14	1,943	0.66	0.00% to 0.75%	21.70% to 22.63%
2003	113	$9.77 to $9.90	1,103	1.07	0.00% to 0.75%	28.72% to 29.58%
2002	26	$7.59 to $7.64	200	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Frontier Capital Appreciation Fund						
2005	509	$14.94 to $15.48	7,615	-	0.00% to 0.75%	14.13% to 14.92%
2004	521	$13.09 to $13.47	6,826	-	0.00% to 0.75%	8.54% to 9.33%
2003	491	$12.06 to $12.32	5,926	-	0.00% to 0.75%	54.62% to 55.95%
2002	435	$7.80 to $7.90	3,390	-	0.00% to 0.75%	-25.79% to -25.26%
2001	164	$10.51 to $10.57	1,727	(a)	0.00% to 0.75%	(a)
Turner Core Growth Fund						
2005	268	$11.54 to $11.96	3,106	0.43	0.00% to 0.75%	13.03% to 13.90%
2004	259	$10.21 to $10.50	2,652	0.29	0.00% to 0.75%	10.38% to 11.23%
2003	166	$9.25 to $9.44	1,538	0.28	0.00% to 0.75%	33.67% to 34.47%
2002	89	$6.92 to $7.02	619	0.28	0.00% to 0.75%	-27.08% to -26.49%
2001	31	$9.49 to $9.55	296	(a)	0.00% to 0.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Neuberger Berman AMT Growth Portfolio - Class I						
2005	760	$10.17 to $21.19	$ 14,875	- %	0.00% to 0.75%	12.65% to 13.50%
2004	762	$8.96 to $18.81	13,491	-	0.00% to 0.75%	15.68% to 16.67%
2003	906	$7.68 to $16.26	14,408	-	0.00% to 0.75%	30.39% to 31.28%
2002	788	$5.85 to $12.47	9,722	-	0.00% to 0.75%	-31.93% to -31.18%
2001	716	$8.50 to $18.32	13,020	50.01	0.00% to 0.75%	-30.66%
Neuberger Berman AMT Limited Maturity Bond Portfolio - Class I						
2005	1,605	$11.67 to $15.43	23,316	2.72	0.00% to 0.75%	0.72% to 1.39%
2004	1,916	$11.51 to $15.32	27,815	3.39	0.00% to 0.75%	0.00% to 0.79%
2003	2,092	$11.42 to $15.32	30,686	4.65	0.00% to 0.75%	1.66% to 2.42%
2002	2,229	$11.15 to $15.07	32,704	4.04	0.00% to 0.75%	4.44% to 5.39%
2001	1,603	$10.58 to $14.43	22,975	5.37	0.00% to 0.75%	8.01%
Neuberger Berman AMT Socially Responsive Portfolio - Class I						
2005	4	$11.38 to $11.44	47	(e)	0.00% to 0.75%	(e)
2004	(e)	(e)	(e)	(e)	(e)	(e)
2003	(e)	(e)	(e)	(e)	(e)	(e)
2002	(e)	(e)	(e)	(e)	(e)	(e)
2001	(e)	(e)	(e)	(e)	(e)	(e)
Pioneer Small Cap Value VCT Portfolio - Class I						
2005	449	$14.04 to $14.44	6,368	-	0.00% to 0.75%	10.55% to 11.42%
2004	428	$12.70 to $12.96	5,468	-	0.00% to 0.75%	19.25% to 20.11%
2003	229	$10.65 to $10.79	2,455	-	0.00% to 0.75%	34.47% to 35.55%
2002	96	$7.92 to $7.96	760	(b)	0.00% to 0.75%	(b)
2001	(b)	(b)	(b)	(b)	(b)	(b)
Putnam VT Small Cap Value Fund - Class IB Shares						
2005	1,047	$18.59 to $19.27	19,658	5.50	0.00% to 0.75%	6.23% to 7.06%
2004	1,186	$17.50 to $18.00	20,927	0.33	0.00% to 0.75%	25.27% to 26.23%
2003	1,135	$13.97 to $14.26	15,925	0.30	0.00% to 0.75%	76.39% to 79.15%
2002	1,032	$7.92 to $7.96	9,712	1.05	0.00% to 0.75%	-18.76% to -18.27%
2001	535	$11.57 to $11.66	6,191	(a)	0.00% to 0.75%	(a)

Division	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Van Eck Worldwide Emerging Markets Fund						
2005	1,136	$18.48 to $20.19	$ 21,429	0.69 %	0.00% to 0.75%	31.06% to 31.96%
2004	994	$14.10 to $15.30	14,257	0.51	0.00% to 0.75%	24.89% to 25.93%
2003	967	$11.29 to $12.15	10,998	0.08	0.00% to 0.75%	53.19% to 54.19%
2002	777	$7.37 to $7.88	5,740	0.17	0.00% to 0.75%	-3.67% to -2.96%
2001	588	$7.65 to $8.12	4,516	-	0.00% to 0.75%	-2.55% to -1.81%
Van Eck Worldwide Hard Assets Fund						
2005	566	$23.63 to $24.60	13,798	0.29	0.00% to 0.75%	50.55% to 51.67%
2004	514	$15.58 to $16.34	8,359	0.39	0.00% to 0.75%	23.04% to 23.95%
2003	545	$12.57 to $13.28	7,224	0.34	0.00% to 0.75%	44.03% to 45.15%
2002	233	$8.66 to $9.22	2,148	0.62	0.00% to 0.75%	-3.66% to -2.81%
2001	181	$8.91 to $9.57	1,727	1.15	0.00% to 0.75%	-11.06%

(a)   As investment Division was not available until 2001, this data is not meaningful and is therefore not presented.

(b)   As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.

(c)   As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.

(d)   As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.

(e)   As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.

A   The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets.
   The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B   The Expense Ratio considers only the expenses borne directly by the Account and is equal to the mortality and expense charge, as defined in Note 3.   Certain
   items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C   Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this
   table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

Item 26   Exhibits

(a)   (1)   Resolution of the Executive Committee of the Board of Directors of Security Life of Denver Insurance Company ("Security Life of Denver") authorizing the establishment of the Registrant. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(b)   Not Applicable.

(c)   (1)   Security Life of Denver Distribution Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

    (2)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to Pre-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on May 10, 1999; File No. 333-72753.)

    (3)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 10 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 23, 1999; File No. 33-74190.)

    (4)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

    (5)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

    (6)   Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

    (7)   First Amendment to Security Life of Denver Insurance Company Distribution Agreement. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

    (8)   Specimen Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Compensation Schedule. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

    (9)   Broker/Dealer Supervisory and Selling Agreement for Variable Contracts with Paine Webber Incorporated. (Incorporated herein by reference to Post-Effective Amendment No. 4 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 30, 1997; File No. 33-88148.)

    (10) Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 10, 2002; File No. 333-50278.)

    (11) Commission Schedule for Policies. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

    (12) Specimen Master Sales and Supervisory Agreement with Compensation Schedule. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(d) (1) Specimen Variable Universal Life Insurance Policy (Form No. 2515(VUL)-1/05). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(2) Adjustable Term Insurance Rider (Form No. R2027-1/05). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(3) Unisex Endorsement (Form No. E-2028-1/05). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(e) (1) Application for Life Insurance Fixed and Variable Products. (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(2) Simplified Issue Variable Life Insurance Application (Form No. Q2008-11/97). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(3) Guaranteed Issue Variable Life Insurance Application (Form No. Q2009-11/97). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(4) Consent to be Insured (Form No. Q2021-1/04). (Incorporated by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement, File No. 333-120889, as filed on February 8, 2005.)

(f) (1) Amendments to Articles of Incorporation through June 12, 1987. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(2) Amendments to Articles of Incorporation through November 12, 2001. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(3) Security Life of Denver's By-Laws. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4) Bylaws of Security Life of Denver Insurance Company (Restated with Amendments through September 30, 1997). (Incorporated herein by reference to Post-Effective Amendment No. 5 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 29, 1997; File No. 33-74190.)

(g) Not Applicable.

(h) (1) Participation Agreement by and among AIM Variable Insurance Funds, Inc., Life Insurance Company, on Behalf of Itself and its Separate Accounts and Name of Underwriter of Variable Contracts and Policies. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(2) Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(3) Sales Agreement by and among Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(4) Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(5) Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(6)   Participation Agreement among INVESCO Variable Investment Funds, Inc., INVESCO Funds Group, Inc., and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(7)   Participation Agreement between Van Eck Investment Trust and the Trust's investment adviser, Van Eck Associates Corporation, and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(8)   Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(9)   Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(10)   Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Investments, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(11)   Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 333-50278.)

(12)   Participation Agreement among Security Life of Denver Insurance Company, ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(13)   Participation Agreement among Security Life of Denver Insurance Company, ING Variable Portfolios, Inc. and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(14)   Participation Agreement among Security Life of Denver Insurance Company, Pioneer Variable Contracts Trust, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(15)   Participation Agreement among Security Life of Denver Insurance Company, ING VP Bond Portfolio and ING Funds Distributor, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(16)   First Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Investment Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(17)   Second Amendment to Fund Participation Agreement between Security Life of Denver, Van Eck Worldwide Insurance Trust and Van Eck Associates Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(18) Assignment and Modification Agreement between Neuberger & Berman Advisers Management Trust, Neuberger & Berman Management Incorporated, Neuberger & Berman Advisers Management Trust, Advisers Managers Trust and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 6 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on March 2, 1998; File No. 33-74190.)

(19) First Amendment to Participation Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(20) First Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(21) Second Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(22) First Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(23) Second Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(24) First Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(25) Third Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(26) Third Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(27) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(28) Fourth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(29) Amendment No. 2 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(30) Fourth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(31) Amendment No. 3 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(32) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(33) Fifth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(34) Amendment No. 4 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(35) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(36) Sixth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(37) Fifth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 29, 2000; File No. 333-72753.)

(38) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 12 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 25, 2000; File No. 33-74190.)

(39) Seventh Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(40) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(41) Addendum to Fund Participation Agreement among Security Life of Denver Insurance Company, Neuberger Berman Advisers Management Trust, Advisers Managers Trust and Neuberger Berman Management Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(42) Fund Participation Agreement between Janus Aspen Series and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 13 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on October 13, 2000; File No. 33-74190.)

(43) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(44) Amendment No. 5 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(45) Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on January 30, 2001; File No. 333-50278.)

(46) Sixth Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(47) Eighth Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(48) Ninth Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(49) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(50) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(51) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Form S-6 Initial Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on November 15, 2001; File No. 333-73464.)

(52) Form of Amendment to Participation Agreement among Security Life of Denver Insurance Company, The GCG Trust and Directed Services, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(53) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(54) Second Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(55) Third Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(56) Amendment No. 1 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(57) Amendment to Sales Agreement by and among The Alger American Fund, Fred Alger Management, Inc., Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(58) Addendum to Alger Sales Agreement. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(59) Amendment No. 6 to Participation Agreement among AIM Variable Insurance Funds, Inc., Security Life of Denver Insurance Company and ING America Equities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(60) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(61) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(62) Seventh Amendment to Participation Agreement among Security Life of Denver Insurance Company, INVESCO Variable Investment Funds, Inc. and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(63) Amendment to Janus Aspen Series Fund Participation Agreement. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(64) Amendment to Participation Agreement among Security Life of Denver Insurance Company, Pilgrim Variable Products Trust and ING Pilgrim Securities, Inc. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(65) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(66) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(67) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(68) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(69) Amendment to Participation Agreement among ING Variable Products Trust, ING Funds Distributor, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(70) Amendment to Participation Agreement among Security Life of Denver Insurance Company and Southland Life Insurance Company, Putnam Variable Trust and Putnam Retail Management, L.P. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(71) Service Agreement between Fred Alger Management, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(72) Expense Allocation Agreement between A I M Advisors, Inc., AIM Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(73) Amendment No. 1 to Expense Allocation Agreement between AIM Advisors, Inc., A I M Distributors, Inc. and Security Life of Denver. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(74) Service Agreement between INVESCO Funds Group, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(75) First Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(76) Amendment to Service Agreement between Security Life of Denver Insurance Company and INVESCO Funds Group, Inc. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(77) Service Agreement between Neuberger & Berman Management Incorporated and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(78) Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(79) Side Letter between Van Eck Worldwide Insurance Trust and Security Life of Denver. (Incorporated herein by reference to the Post-Effective Amendment No. 11 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 29, 1999; File No. 33-74190.)

(80) Distribution and Shareholder Services Agreement between Janus Distributors, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 15 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 9, 2002; File No. 33-74190.)

(81) Administrative and Shareholder Service Agreement between Directed Services, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 14 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 19, 2001; File No. 33-74190.)

(82) Administrative and Shareholder Service Agreement between ING Pilgrim Group, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(83) Amendment to Administrative and Shareholder Services Agreement between Security Life of Denver Insurance Company and ING Funds Services, LLC. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(84) Letter of Agreement between Security Life of Denver and Janus Capital Corporation. (Incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on December 19, 2001; File No. 333-73464.)

(85) Service Agreement with Investment Advisor between ING Life Insurance and Annuity Company and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 3 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 7, 2003; File No. 333-50278.)

(86) Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(87) Amendment to Administrative Services Agreement between Security Life of Denver and Financial Administrative Services Corporation. (Incorporated herein by reference to Post-Effective Amendment No. 7 to the Form S-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 27, 1998; File No. 33-74190.)

(88) Amendment to Participation Agreement among M Fund, Inc., M Financial Advisers, Inc. and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(89) Amendment to Participation Agreement among Variable Insurance Products Fund, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(90) Amendment to Participation Agreement among Variable Insurance Products Fund II, Fidelity Distributors Corporation and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 9 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on February 27, 2004; File No. 333-50278.)

(91) Participation Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(92) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 5 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 14, 2003; File No. 333-50278.)

(93) Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(94) Amendment dated April 29, 2005, to Participation Agreement dated May 1, 2002, among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(95) Amendment dated August 31, 2005, to Participation Agreement dated May 1, 2002, among ING Partners, Inc., ING Life Insurance and Annuity Company, ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(96) Business Agreement among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING America Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company. (Incorporated by reference to the Pre-Effective Amendment No. 1 to the Registration Statement on Form N-6, File No. 333-105319, as filed on July 17, 2003.)

(97) Form of Amendment to Participation Agreement among ING Partners, Inc., ING Life Insurance and Annuity Company, and ING Financial Advisers, LLC and Security Life of Denver Insurance Company. (Incorporated herein by reference to the Post-Effective Amendment No. 16 to the Form N-6 Registration Statement of Security Life of Denver Insurance Company and its Security Life Separate Account L1, filed on April 12, 2006; File No. 333-50278.)

(i) Not Applicable.

(j) Not Applicable.

(k) Opinion and Consent of Counsel.

(l) Not Applicable.

(m) Not Applicable.

(n)   Consent of Independent Registered Public Accounting Firm.

(o)   All financial statements are included in the Statement of Additional Information, as indicated therein.

(p)   Not Applicable.

(q)   Not Applicable.

(r)   Powers of Attorney. Powers of Attorney. (Incorporated herein by reference to Post-Effective Amendment No. 1 to Registration Statement on Form S-1 for ING Life Insurance and Annuity Company (File No. 333-130833), as filed on April 10, 2006.)

Item 27   Directors and Officers of the Depositor

Name and Principal Business Address	Positions and Offices with Depositor
Donald W. Britton, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	President
Thomas J. McInerney, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Chairman
David A. Wheat, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director, Executive Vice President and Chief Financial Officer
Kathleen A. Murphy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director
Catherine H. Smith, 151 Farmington Avenue, Hartford, CT 06156	Director
Jacques de Vaucleroy, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Director and Senior Vice President
Boyd G. Combs, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President, Tax
James R. Gelder, 20 Washington Avenue South, Minneapolis, MN 55401	Senior Vice President
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Treasurer
Steven T. Pierson, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Senior Vice President and Chief Accounting Officer
Stephen J. Preston, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Harry N. Stout, 1475 Dunwoody Drive, West Chester, PA 19380	Senior Vice President
Carol S. Stern, 601 13th Street NW, Suite 550 N, Washington DC 20005.	Vice President and Chief Compliance Officer
Kimberly M. Curley, 1290 Broadway, Denver, CO 80203	Vice President and Illustration Actuary
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Vice President, Compliance
Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Chad M. Eslinger, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Vice President
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary

Item 28   Persons Controlled by or Under Common Control with the Depositor or the Registrant

Incorporated herein by reference to Item 28 in Post-Effective Amendment No. 16 to Registration Statement on Form N-6 for Security Life Separate Account L1 of Security Life of Denver Insurance Company (File No. 333-50278), as filed on April 12, 2006.

Item 29   Indemnification

Under its Bylaws, Sections 1 through 8, Security Life of Denver Insurance Company ("Security Life") indemnifies, to the full extent permitted by the laws of the State of Colorado, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he or she is or was a director, member of a committee appointed by the Board of Directors, officer, salaried employee, or fiduciary of Security Life or is or was serving at the request of Security Life (whether or not as a representative of Security Life) as a director, officer, employee, or fiduciary of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit, or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to in the best interest of the corporation, or at least not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Security Life pursuant to such provisions of the bylaws or statutes or otherwise, Security Life has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Security Life of expenses incurred or paid by a director or officer or controlling person of Security Life in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person of Security Life in connection with the securities being registered, Security Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether or not such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Colorado, ING Groep N.V. maintains an umbrella insurance policy issued by an international insurer. The policy covers ING Groep N.V. and any company in which ING Groep N.V. has an ownership control of over 50%. This would encompass Security Life, as depositor, as well as ING America Equities, Inc., as the principal underwriter. The policy provides for the following types of coverage: errors and omissions, directors and officers, employment practices, fiduciary and fidelity.

Additionally, Section 13 of the Security Life Distribution Agreement with ING America Equities, Inc. (INGAE) generally provides that each party will indemnify and hold harmless the officers, directors and employees of the other party (and the variable account with respect to indemnity by INGAE) against any expenses (including legal expenses), losses, claims, damages, or liabilities arising out of or based on certain claims or circumstances in connection with the offer or sale of the policies. Under this agreement neither party is entitled to indemnity if the expenses (including legal expenses), losses, claims, damages, or liabilities resulted from their own willful misfeasance, bad faith, negligence, misconduct or wrongful act.

Item 30   Principal Underwriters

(a)   *Other Activity*. ING America Equities, Inc., the principal underwriter for the policies, is also the principal underwriter for policies issued by ReliaStar Life Insurance Company of New York and ReliaStar Life Insurance Company.

(b)   *Management of ING America Equities, Inc.*

Name and Principal Business Address	Positions and Offices with Underwriter
Nathan E. Eshelman, 1290 Broadway, Denver, CO 80203	Director, President and Chief Executive Officer

Pamela S. Anson, 2001 21st Avenue NW, Minot, ND 58703	Director and Vice President
Daniel P. Mulheran, Sr., 20 Washington Avenue South, Minneapolis, MN 55401	Director
Anita F. Woods, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Chief Financial Officer
Beth G. Shanker, 1290 Broadway, Denver, CO 80203	Chief Compliance Officer
Dawn M. Peck, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President, Assistant Treasurer and Assistant Secretary
David S. Pendergrass, 5780 Powers Ferry Road, NW, Atlanta, GA 30327	Vice President and Treasurer
Laurie J. Rasanen, 2001 21st Avenue NW, Minot, ND 58703	Vice President
Deborah C. Hancock, 1290 Broadway, Denver, CO 80203	Assistant Vice President
Joy M. Benner, 20 Washington Avenue South, Minneapolis, MN 55401	Secretary
Diana R. Cavender, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Randall K. Price, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Melissa L. Skinner, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary
Edwina P. J. Steffer, 20 Washington Avenue South, Minneapolis, MN 55401	Assistant Secretary

(c) *Compensation From the Registrant.*

(1) Name of Principal Underwriter	(2) 2005 Net Underwriting Discounts and Commissions	(3) Compensation on Events Occasioning the Deduction of a Deferred Sales Load	(4) Brokerage Commissions	(5) Other Compensation*
ING America Equities, Inc.	$0	$0	$25,476,156	$2,492,762

* Compensation shown in column 5 includes: marketing allowances.

Item 31   Location of Accounts and Records

Accounts and records are maintained by Security Life of Denver Insurance Company at 1290 Broadway, Denver, CO 80203-5699 and by ING Americas Finance Shared Services, an affiliate, at 5780 Powers Ferry Road, NW, Atlanta, GA 30327.

Item 32   Management Services

None.

Item 33   Fee Representations

Security Life of Denver Insurance Company represents that the fees and charges deducted under the variable life insurance policy described in this registration statement, in the aggregate, are reasonable in relation to the services rendered, expenses expected to be incurred, and the risks assumed by Security Life of Denver Insurance Company under the policies. Security Life of Denver Insurance Company bases this representation on its assessment of such factors as the nature and extent of such services, expenses and risks, the need for the Security Life of Denver Insurance Company to earn a profit and the range of such fees and charges within the insurance industry.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Security Life Separate Account L1, certifies that it meets all the requirements for effectiveness of this Registration Statement under Rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 3 to this Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of Hartford, and State of Connecticut on the 14th day of April, 2006.


SECURITY LIFE SEPARATE ACCOUNT L1
(Registrant)

By: SECURITY LIFE OF DENVER INSURANCE COMPANY
(Depositor)


By: /s/ Donald W. Britton*
      Donald W. Britton
      President
      (principal executive officer)

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 3 to this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ Donald W. Britton* Donald W. Britton	President (principal executive officer)	
/s/ Thomas J. McInerney* Thomas J. McInerney	Director and Chairman	
/s/ Kathleen A. Murphy* Kathleen A. Murphy	Director	April 14, 2006
/s/ Catherine H. Smith* Catherine H. Smith	Director	
/s/ Jacques de Vaucleroy * Jacques de Vaucleroy	Director	
/s/ David A. Wheat* David A. Wheat	Director, Executive Vice President and Chief Financial Officer (principal accounting officer)	
/s/ Steven Pierson* Steven Pierson	Senior Vice President and Chief Accounting Officer (principal accounting officer)	

By: /s/ J. Neil McMurdie
      J. Neil McMurdie
      *Attorney-in-Fact

SECURITY LIFE SEPARATE ACCOUNT L1
EXHIBIT INDEX